SHININGBANK
Energy Ltd.

07023950

SEC MAIL PROCESSING
RECEIVED
MAY 17 2007
WASH. D.C.
186 SECTION

May 10, 2007

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

Re: Rule 12g3-2(b) Submission – Commission File No. 82-34977

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Shiningbank Energy Income Fund hereby furnishes to the Commission the following:

1. Interim Report 2007 Q1 dated May 3, 2007
2. Certification of Interim Filings – CEO dated May 3, 2007
3. Certification of Interim Filings – CFO dated May 3, 2007
4. News Release dated May 4, 2007 (Shiningbank Energy announces First Quarter 2007 Financial Results)
5. News Release dated May 10, 2007 (PrimeWest Energy Trust and Shiningbank Energy Income Fund Announce Merger)
6. Material Document – Arrangement Agreement dated May 10, 2007

If you have any questions or concerns, please call me at 403-268-9519 or send an e-mail to mdesrosiers@shiningbank.com.

Very truly yours,

SHININGBANK ENERGY LTD.

PROCESSED
JUN 04 2007
THOMSON FINANCIAL

Murray J. Desrosiers
Corporate Secretary & General Counsel

H:\SEC\Cover Ltr 2007-05-10.DOC

File No. 82-34977


ENERGY INCOME FUND
shn.un

INTERIM REPORT 2007 Q1

financial and operating highlights

	Three months ended March 31,		
Financial *($ thousands except per Trust Unit amounts)*	**2007**	2006	%
Oil and natural gas sales including realized hedging	**$ 109,949**	$ 106,043	4
Net earnings	**3,156**	24,202	(87)
Funds flow from operations	**59,970**	62,175	(4)
Funds flow from operations per weighted average Trust Unit	**0.70**	0.91	(23)
Distributions to unitholders	**36,795**	54,695	(33)
Distributions per Trust Unit	**0.45**	0.80	(44)
Long term debt	**457,552**	232,359	97
Unitholders' equity	**920,004**	711,615	29
Operations			
Daily production			
Oil *(bbl/d)*	**2,707**	2,165	25
Natural gas *(mmcf/d)*	**111.8**	101.3	10
Natural gas liquids *(bbl/d)*	**3,450**	2,773	24
Oil equivalent *(boe/d)*	**24,788**	21,828	14
Average prices (including realized hedging)			
Oil *($/bbl)*	**$ 59.98**	$ 59.43	1
Natural gas *($/mcf)*	**$ 7.78**	$ 8.83	(12)
Natural gas liquids *($/bbl)*	**$ 53.04**	$ 54.03	(2)
Oil equivalent *($/boe)*	**$ 49.04**	$ 53.77	(9)
Unit Trading			
Units traded *(thousands)*	**28,053**	27,497	2
Value traded *($ thousands)*	**$ 372,068**	$ 684,737	(46)
Unit price			
High	**$ 14.67**	$ 29.52	
Low	**$ 11.90**	$ 21.26	
Close	**$ 12.35**	$ 24.50	
Units outstanding, end of period *(thousands)*	**85,845**	68,378	

Forward-looking statements

This document contains forward-looking statements relating to future events. In some cases, forward-looking statements can be identified by such words as "anticipate", "continue", "estimate", "expect", "may," "will", "project", "should", "believe", or similar expressions. These statements represent management's best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the business risks discussed in this document and in the Fund's Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2006, which may cause actual performance and financial results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

president's message to unitholders

highlights

Distributions

- Distributions for the quarter totaled $0.45 per unit, representing a 15% cash-on-cash yield based on the March 30, 2007 closing price of $12.35 per unit.

Production

- Production was 24,788 boe/d, up 14% from last year's first quarter.
- Current production is over 26,000 boe/d with wells brought onstream following excellent Q1 drilling results. A further 1,300 boe/d is scheduled for tie-in in Q2 and Q3.
- First quarter drilling is expected to replace over half of our estimated naturally-occurring production decline for 2007.
- Quarterly capital spending was $37 million, approximately one-third of our 2007 budget.
- Production guidance for 2007 remains on track for an average 25,500 to 26,000 boe/d.

Drilling

- 100% drilling success on 36 wells (11.2 net) resulted in 33 gas wells (9.8 net) and three oil wells (1.4 net).
- Drilling included a new oil pool discovery at Grande Prairie and expansion into a new gas play at Whitecourt.

Financial

- Funds flow from operations totaled $60.0 million, down 4% from Q1 2006 and 13% higher than in Q4 2006.
- Payout ratio for the quarter was 61% of funds flow, within our target range of 60-65%.
- Operating costs of $8.26/boe were 1% higher than Q1 2006 due to tie-in delays and general industry cost pressures.
- Debt capacity was increased by $20 million to $500 million with our revolving credit line renewed for another year.

Shiningbank's main focus for the first quarter was to continue to actively drill low-risk development wells. We are pleased to report 100% drilling success and production additions which, although not seen in the first quarter, will boost our volumes in the second and third quarters as we continue to tie in wells. With those wells onstream, we will replace over half of our natural production decline for the year. With continued drilling this year, we should completely replace our annual decline.

Production

Production was 24,788 boe/d, up 14% from Q1 2006, but down from 25,710 boe/d in Q4 2006 as a result of natural declines, delays in the tie-in of new production and negative adjustments of 300 boe/d resulting from amendments of field volume allocations for prior years.

Production growth is underway with approximately 1,400 boe/d added in late Q1 and, early in Q2, we are producing over 26,000 boe/d. A further 1,300 boe/d is awaiting tie in after spring breakup, or pending access to gas plants in the second and third quarters. We remain on target to replace our production declines and average 25,500 to 26,000 boe/d for 2007.

Drilling

We recorded 100% drilling success in the first quarter resulting in 33 gas wells (9.8 net) and three oil wells (1.4 net). At Whitecourt, we have extended our new mid-Mannville play which we believe will have a significant amount of gas-in-place. This is an up-hole bypassed pay zone overlying our main Whitecourt producing zones, so there is ready access to facilities and infrastructure, including our operated gas plant which has sufficient capacity to process these incremental volumes. This is a new play and was not recognized in a material way in our year-end reserves report.

At Grande Prairie we drilled a new oil pool discovery which we will exploit further as the year progresses, and we recorded continued success in our multi-zone gas drilling program which will see further exploitation this year.

At our main producing property, Ferrier/O'Chiese, and on the newly-acquired adjacent Pembina lands, we drilled five successful gas wells (2.4 net) in a continuation of our down-spacing programs.

Operating costs

Operating costs remain a challenge with our quarterly average at $8.26/boe compared with our guidance of $7.50 to $7.75/boe. This was partly due to lower production volumes in the first quarter, combined with continued high costs for field equipment, crews and services. At this time, we believe we will meet our target of $7.50 to $7.75/boe based on planned volume additions in our lowest operating cost areas.

Gas prices

The first quarter brought a reprieve from the low gas prices which had lingered through the second half of 2006. After a warm December and January across much of North America, a blast of cold weather in February led to a major drawdown on North American storage and prices recovered somewhat. Our average price of $7.78/mcf, including a $0.07/mcf hedging gain, was down 12% from Q1 2006, but up 8% from our average $7.19/mcf in Q4 2006.

As we move into the spring shoulder season, we expect gas prices to soften, which we are seeing now with prices in the $7.50/mcf range. Looking further out this year, we anticipate that prices will resist major drops in the traditionally weaker spring months, and will begin to strengthen in the summer and build through the fall and winter. The market could be more prone to upward spikes in the summer months in the event of warm weather or hurricanes. This upside potential is likely due to the steadily weakening supply picture that has arisen from the extended period of low North American natural gas netbacks.

Payout ratio

The past quarter was the first under our new payout policy targeting 60–65% of funds flow to be distributed to unitholders, with the remainder withheld to fund capital expenditures. We distributed 61% of funds flow for the quarter.

Balance sheet

Late in the quarter our line of credit was renewed for another year and increased by $20 million to $500 million. Current borrowings are $458 million bringing our debt to funds flow ratio to 1.9 based on annualized first quarter funds flow. With strengthening commodity prices, this ratio is expected to drop through the year. We are also in the process of marketing non-core properties with production totaling 1,300 boe/d. If we receive acceptable bids on these properties, the proceeds will be used to reduce our debt, and our production guidance will be lowered to reflect the sale of any non-core volumes.

Continuing our focus

Our main goal is distribution stability, and that will entail our focus on low-risk development drilling. In the second quarter, road bans due to spring breakup will mean our drilling will be lighter, but we will continue with our active drilling programs as soon as weather permits.

We are now seeing the benefits of our new payout policy that was implemented in January 2007. A greater portion of our capital expenditures are being funded with funds flow. Incremental production from our development drilling program in Q1 2007 should replace over half of our annual production decline for 2007 and, with continued drilling success for the remainder of 2007, we should completely replace our annual production decline.

Although future distributions are dependent on the funds flow generated from operations, with the current outlook for natural gas prices, we expect that our distributions will remain consistent for the remainder of the year.

David M. Fitzpatrick
President and Chief Executive Officer
May 3, 2007

management's discussion and analysis

The following is management's discussion and analysis ("MD&A") of the operating and financial results of Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") for the three months ended March 31, 2007. This information is provided as of May 3, 2007. The first quarter results have been compared with the corresponding period in 2006. Certain comparative figures have been reclassified to conform to current year presentation. This MD&A should be read in conjunction with the Fund's audited consolidated comparative financial statements for the years ended December 31, 2006 and 2005, together with the accompanying notes, and the Annual Information Form ("AIF") for the year ended December 31, 2006. These documents and additional information about the Fund are available on SEDAR at www.sedar.com.

Non-GAAP Measures

Management believes that funds flow and operating netbacks are useful supplemental measures. All references to funds flow throughout this MD&A are based on funds flow from operations, which management uses to analyze operating performance and leverage. Funds flow as presented is not intended to represent operating cash flow or operating profits, nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian generally accepted accounting principles ("GAAP"). The Fund considers funds flow a key measure of performance as it demonstrates the Fund's ability to generate the cash flow necessary to fund future distributions and capital investments and repay indebtedness. Operating netback, which is calculated as average unit sales price less royalties, transportation costs and operating costs, represents the cash margin for product sold, calculated on a boe basis. The Fund considers operating netback a key measure as it indicates the relative performance of crude oil and natural gas assets. Funds flow and operating netback as presented do not have any standardized meanings prescribed by GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

Forward-looking Statements

This MD&A contains forward-looking statements relating to future events. In some cases, forward-looking statements can be identified by such words as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will", "project", "should", "believe" or similar expressions. These statements represent management's best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the business risks discussed in both the MD&A and the Fund's AIF, which may cause actual performance and financial results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

Barrel of Oil Equivalent

Barrel of oil equivalent (boe) volumes are reported at 6:1 with 6 mcf = 1 bbl. The 6:1 boe conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

Reporting Currency

All figures are in Canadian dollars unless otherwise noted.

Results of Operations

Production Volumes

	Three months ended March 31,		
	2007	2006	%
Oil *(bbl/d)*	**2,707**	2,165	25
Natural gas *(mmcf/d)*	**111.8**	101.3	10
Natural gas liquids *(bbl/d)*	**3,450**	2,773	24
Oil equivalent *(boe/d)*	**24,788**	21,828	14
Natural gas % of production	**75%**	77%	(2)

Daily production for the first quarter averaged 24,788 boe/d, up 14% from the same period last year. This increase was primarily due to the acquisition of Find Energy Ltd. ("Find"), which closed on September 6, 2006. Production growth was partially offset by the natural declines of producing properties, estimated at an average 18% per year, and downward adjustments of 300 boe/d resulting from amendments of field volume allocations for prior years. Production was lower than target due to delays in the tie-in of production from fourth quarter 2006 drilling. Approximately 1,400 boe/d has been tied in since March 15, 2007. Production for full-year 2007 is forecast to average 25,500 to 26,000 boe/d.

Pricing – Including Hedging Activity

	Three months ended March 31,		
	2007	2006	%
Average prices – including realized hedging			
Oil *($/bbl)*	**$ 59.98**	$ 59.43	1
Natural gas *($/mcf)*	**$ 7.78**	$ 8.83	(12)
Natural gas liquids *($/bbl)*	**$ 53.04**	$ 54.03	(2)
Oil equivalent *($/boe)*	**$ 49.04**	$ 53.77	(9)
Benchmark prices			
WTI *(US$/bbl)*	**$ 58.16**	$ 63.48	(8)
AECO natural gas *($/mcf)*	**$ 7.45**	$ 9.27	(20)

Natural Gas

Shiningbank's realized natural gas price was 12% lower than first quarter 2006 at an average $7.78/mcf. Included in that price is a hedging gain of $0.07/mcf (hedging gain of $0.09/mcf - Q1 2006). Shiningbank has historically received a premium gas price to AECO benchmark monthly prices due mainly to a higher than normal heat content in its gas. Gas prices strengthened over the previous two quarters due to winter heating demand and a drawdown on storage volumes. While some price softening is expected in the spring shoulder season and into the summer months, the current outlook is for prices to be fairly consistent with the first quarter based on 2007 forward strip prices which are currently over $7.90/mcf.

Oil and Natural Gas Liquids

Realized oil prices for the quarter averaged $59.98/bbl, up 1% from first quarter 2006. Hedging added $0.45/bbl to that realized price; hedging had no impact on the price in first quarter 2006.

The benchmark West Texas Intermediate average price was 8% lower than in first quarter 2006. Oil prices are expected to remain high in US dollar terms, with futures prices for the rest of 2007 currently over US$66.00/bbl.

The quarterly average NGL price was 2% lower than in first quarter 2006 at $53.04/bbl. The Fund's NGL prices averaged 88% of Edmonton par oil prices, slightly higher than the historical average of 80% due to strong demand for NGL. There is no actively traded futures market for NGL, but the Fund expects NGL prices to maintain their historical price relationship to oil.

Hedging

Shiningbank maintains an active hedging program designed to reduce the variability of funds flow and stabilize distributions. Under the Fund's hedging policy, not more than one-half of production volumes of any commodity can be hedged at any one time.

Effective January 1, 2007, the Fund adopted new accounting standards issued by the Canadian Institute of Chartered Accountants and thus discontinued the use of hedge accounting, which allowed gains and losses on hedging contracts to be recorded in oil and natural gas sales when they were realized. Under the new standard, outstanding hedging contracts are recorded on the balance sheet at their estimated fair value and are marked-to-market in each reporting period. The gains and losses in each period are then recorded in income as a non-cash item until their settlement. This will increase the volatility in earnings from period to period. A more detailed discussion can be found under "Change in Accounting Policies". Currently, Shiningbank has the following hedging contracts in place:

Period	Commodity	Volume	Price
January 1, 2007 – December 31, 2007	Gas	10,000 GJ/d	$6.50/GJ floor $9.00/GJ ceiling
January 1, 2007 – December 31, 2007	Gas	5,000 GJ/d	$7.00/GJ floor $8.70/GJ ceiling
April 1, 2007 – October 31, 2007	Gas	10,000 GJ/d	$6.70/GJ floor $8.55/GJ ceiling
April 1, 2007 – December 31, 2007	Gas	10,000 GJ/d	$7.77/GJ
April 1, 2007 – October 31, 2007	Gas	5,000 GJ/d	$6.65/GJ floor $8.55/GJ ceiling
April 1, 2007 – October 31, 2007	Gas	5,000 GJ/d	$7.00/GJ floor $9.00/GJ ceiling
January 1, 2007 – December 31, 2007	Oil	500 bbl/d	US$60.00/bbl floor US$75.00/bbl ceiling

Revenues

	Three months ended March 31,			
(000s)	**2007**	**% of Revenue**	2006	% of Revenue
Oil	**$ 14,505**	**13**	$ 11,581	11
Natural gas	**77,615**	**70**	79,700	75
Natural gas liquids	**16,468**	**15**	13,486	13
Other income	**557**	**1**	415	–
Oil and natural gas sales	**109,145**		105,182	
Realized net gains on gas hedging	**696**	**1**	861	1
Realized net gains on oil hedging	**108**	**–**	–	–
Total realized revenues	**$ 109,949**	**100**	$ 106,043	100

The accompanying table demonstrates the net effect of price and volume variances on revenues.

Sales Variance Analysis (Including Hedging Activity)

(000s)	Three months ended March 31, 2007/2006
Oil and natural gas liquids	
Volume increase	**$ 6,190**
Price decrease	**(176)**
Net increase	**$ 6,014**
Natural gas	
Volume increase	**$ 8,304**
Price decrease	**(10,554)**
Net decrease	**$ (2,250)**

Royalties

	Three months ended March 31, 2007	2006	%
Total royalties, net *(000s)*	**$ 20,288**	$ 20,373	–
As a % of revenue	**18.5%**	19.2%	(0.7)
Per boe	**$ 9.09**	$ 10.37	(12)

Royalty expense consists of royalties paid to provincial governments, freehold landowners and overriding royalty owners. The royalty rate decreased 0.7% in first quarter 2007 due in part to a one-time credit received in the first quarter of 2007 relating to 2006 Crown royalties. The Fund forecasts royalty rates to average 21% for the remainder of 2007.

Transportation Costs

	Three months ended March 31, 2007	2006	%
Transportation costs *(000s)*	**$ 1,308**	$ 1,451	(10)
Per boe	**$ 0.59**	$ 0.74	(20)

Transportation costs decreased 20% on a boe basis from first quarter 2006 due to allocation adjustments. Transportation costs are forecast to average $0.60 to $0.70/boe for the remainder of 2007.

Operating Costs

	Three months ended March 31, 2007	2006	%
Operating costs *(000s)*	**$ 18,423**	$ 16,134	14
Per boe	**$ 8.26**	$ 8.21	1

Operating costs on a boe basis increased 1% from first quarter 2006 due to general industry cost pressures including higher fuel, labour and power costs combined with lower than anticipated production volumes. Operating costs are forecast to average $7.50 to $7.75/boe for the remainder of 2007.

Operating Netbacks

		Three months ended March 31,	
($/boe)	2007	2006	%
Oil and natural gas sales including realized hedging	$ 49.04	$ 53.77	(9)
Other income	0.25	0.21	19
Royalties	(9.09)	(10.37)	(12)
Transportation costs	(0.59)	(0.74)	(20)
Operating costs	(8.26)	(8.21)	1
Operating netbacks	$ 31.35	$ 34.66	(10)

Total operating netbacks decreased 10% quarter over quarter due mainly to lower natural gas prices. This decrease was partially offset by lower royalty and transportation costs.

General and Administrative Costs

		Three months ended March 31,	
	2007	2006	%
General and administrative costs *(000s)*			
Cash costs	$ 3,419	$ 2,713	26
Non-cash costs	276	-	-
Total	$ 3,695	$ 2,713	36
Per boe *($)*			
Cash costs	$ 1.54	$ 1.38	12
Non-cash costs	0.12	-	-
Total	$ 1.66	$ 1.38	20
Total per average Trust Unit	$ 0.04	$ 0.04	-

General and administrative costs increased 20% on a boe basis from first quarter 2006. The increase reflects higher activity levels related to growth from acquisitions and development activities, higher costs due to added regulatory requirements, and pressure on salaries and benefits in a very competitive environment for staff. A non-cash general and administrative cost of $276,000 was incurred in first quarter 2007 related to the Fund's new long-term incentive program (see "Trust Unit Incentive Compensation"). Cash general and administrative costs per boe were $1.54, an increase of 12% from 2006. Cash general and administrative costs for 2007 are forecast to be approximately $1.50 to $1.60/boe.

Interest on Long Term Debt

		Three months ended March 31,	
	2007	2006	%
Interest on long term debt *(000s)*	$ 5,851	$ 2,663	120
Per boe	$ 2.62	$ 1.36	93
Per average Trust Unit	$ 0.07	$ 0.04	75

Interest expense per average Trust Unit increased 75% from first quarter 2006. The increase was due to higher interest rates and higher debt levels resulting from the acquisition of Find and an active development program. Shiningbank is currently in compliance with all external debt covenants. All of Shiningbank's debt is floating rate bank debt. Interest expense for the remainder of 2007 is forecast to be approximately $2.60 to $2.70/boe.

Depletion, Depreciation and Accretion

	Three months ended March 31,		
	2007	2006	%
Depletion, depreciation and accretion *(000s)*	$ 56,066	$ 40,819	37
Per boe	$ 25.13	$ 20.78	21

Depletion, depreciation and accretion per boe rose 21% for the first quarter. The increase was primarily related to the acquisition of Find in the third quarter of 2006.

Unrealized Net Losses on Financial Instruments

	Three months ended March 31,		
	2007	2006	%
Unrealized net losses on financial instruments *(000s)*	$ 8,529	$ –	–
Per boe	$ 3.82	$ –	–

Effective January 1, 2007, the Fund adopted the Canadian Institute of Chartered Accountants Handbook sections 3855 "Financial Instruments – Recognition and Measurement" and 1530 "Comprehensive Income". Also effective January 1, 2007, the Fund elected to discontinue the application of hedge accounting, which allowed gains and losses on hedging contracts to be deferred and recorded in oil and natural gas sales when they were realized. The new standard requires outstanding hedging contracts to be recorded on the balance sheet at their estimated fair value and subsequently marked-to-market each reporting period. The $8.4 million loss associated with marking these instruments to market for the first quarter is recorded in earnings as a non-cash item until the settlement of these contracts. This will increase volatility in earnings from period to period.

In addition, the Fund has designated its investment in the shares of a public oil and gas company for fair value treatment, whereby gains and losses realized on disposal and unrealized gains and losses from market fluctuations are reported in earnings. For first quarter 2007, the marked-to-market impact was a loss of approximately $154,000.

Trust Unit Incentive Compensation

	Three months ended March 31,		
	2007	2006	%
Trust Unit incentive compensation *(000s)*	$ 737	$ 961	(23)
Per boe	$ 0.33	$ 0.49	(33)

During first quarter 2007, the Fund granted 50,727 Trust Unit rights (2006 – 856,000 Trust Unit rights granted). The fair value of rights issued was determined using a Black-Scholes model and will be brought into income over the vesting period of the rights. The total first quarter 2007 expense of $737,000 (2006 – $961,000) represented the fair value of Trust Unit rights issued during 2004 through to 2007. All of these costs are "non-cash" costs and are not deducted in determining distributions to unitholders.

Long-term Incentive Program

In January 2007, the Board of Directors approved a new long-term incentive program which is comprised of a Restricted Unit Plan and a Performance Unit Plan. With the adoption of the new long-term incentive program, it is anticipated that the granting of Trust Unit rights will occur only in limited circumstances.

Under the Restricted Unit Plan, grants of restricted units ("Restricted Units") mature as to one-third of the number granted on each of the first, second and third anniversaries of the grant date. On each maturity date, the number of maturing Restricted Units is adjusted to give the holder credit for any distributions paid since the grant date. The "adjusted" number of Restricted Units is then multiplied by the current market value of the Trust Units to determine the cash payment that the holder of the Restricted Units is entitled to receive.

Under the Performance Unit Plan, the Compensation Committee establishes performance measures and the threshold level of performance for performance units ("Performance Units") granted under the plan to become payable. For Performance Units granted in 2007, the performance measure is total unitholder return (assuming reinvestment of distributions) relative to a selected peer group.

The Performance Units mature on the third anniversary of the grant date. On the maturity date, the number of Performance Units is multiplied by a performance multiplier, which is based on the percentile rank of the Fund's three-year total unitholder return relative to a selected peer group. If the Fund's percentile rank is less than 35, the performance multiplier is zero and no payments are made for the Performance Units then maturing. For percentile rankings between 35 and 75, the performance multiplier ranges from 0.4 to 2.0. The maximum performance multiplier is 2.0. Assuming that the percentile rank is greater than 34, the "performance adjusted" number of Performance Units is then adjusted to give the holder credit for any distributions that have been paid since the grant date. The "performance and distribution adjusted" number of Performance Units is then multiplied by the current market value of the Trust Units to determine the amount of the cash payment that the holder of the Performance Units is entitled to receive.

Under both the Restricted Unit Plan and the Performance Unit Plan, the current market value of the Trust Units is based on the weighted average trading price on the Toronto Stock Exchange for the 10 trading days preceding the maturity date.

As of March 31, 2007 a total of 136,077 Restricted Units and 123,595 Performance Units were outstanding. Associated compensation expense will be recorded evenly over the vesting period of the units as a non-cash expense until the vested units are settled. $276,000 was recorded in first quarter 2007 as a non-cash expense in general and administrative costs. The compensation expense was based on a weighted average unit price of $12.46, accrued distributions, a performance multiplier of 1.0, and the number of Restricted Units and Performance Units that will eventually vest.

Internalization of Management Contract

	Three months ended March 31,				
		2007		2006	%
Internalization of management contract *(000s)*	$	**55**	$	124	(56)
Per boe	$	**0.02**	$	0.06	(67)

Effective October 9, 2002, the Fund internalized its management by acquiring all of the shares of Shiningbank Energy Management Inc., the former manager of the Fund. Prior to the acquisition, the Fund paid the former manager fees equal to 3.25% of net operating income, and 1.5% of the purchase price of acquisitions and a quarterly scheduled dividend in accordance with the terms of a management agreement. The acquisition eliminated all future fees and dividends.

Of the total purchase price of $20.6 million, $11.0 million was deferred, representing Exchangeable Shares subject to escrow provisions which are being amortized into income over specific vesting periods through 2007. During first quarter 2007, $55,000 (2006 - $124,000) was expensed, representing the amortization of these escrowed Exchangeable Shares. For the remainder of 2007, the balance of $128,000 will be amortized to income.

Taxes

	Three months ended March 31,				
		2007		2006	%
Capital taxes *(000s)*	$	**327**	$	256	28
Future income tax recovery *(000s)*	$	**(8,486)**	$	(3,653)	132
Per boe	$	**(3.65)**	$	(1.73)	111

The Fund is obligated to pay provincial capital taxes in its operating entities. Under the Fund's structure, payments are made from Shiningbank Energy Ltd. to the Fund. These payments provide the mechanism for transferring income to unitholders along with tax benefits and future tax liabilities. Current income taxes are not presently payable by the Fund or its operating entities. First quarter 2006 provisions for federal large corporation taxes were reversed in second quarter 2006 reflecting changes to the Income Tax Act (Canada).

Net Earnings

	Three months ended March 31,		
	2007	2006	%
Net earnings *(000s)*	$ 3,156	$ 24,202	(87)
Per Trust Unit - basic	$ 0.04	$ 0.35	(89)
- diluted	$ 0.04	$ 0.35	(89)

The Fund recorded net earnings for the first quarter of $3.2 million (2006 - earnings of $24.2 million) or $0.04 per Trust Unit (2006 - $0.35).

Distributions to Unitholders

	Three months ended March 31,		
(000s except per Trust Unit amounts)	2007	2006	%
Funds flow from operations	$ 59,970	$ 62,175	(4)
Capital expenditures	(36,618)	(53,674)	(32)
Debt and working capital adjustments	13,443	46,194	(71)
Distributions to unitholders	$ 36,795	$ 54,695	(33)
Distributions per Trust Unit	$ 0.45	$ 0.80	(44)
Trust Units outstanding, end of period	85,845	68,378	26
Payout ratio	61%	88%	

Total distributions to unitholders for the quarter decreased 33% from the corresponding period in 2006 due to lower commodity prices and a change to a more sustainable distribution policy adopted in January 2007. In the quarter, the Fund paid out 61% of its funds flow, which was in the target range under the new distribution policy. Accumulated Trust Unit distributions since inception total $939.2 million.

On a per Trust Unit basis, distributions decreased 44% for the quarter. In fourth quarter 2005, stable production and strong gas prices resulted in monthly distributions per Trust Unit being increased to $0.30 from the $0.23 which had been paid since June 2003. In light of weakening natural gas prices in 2006, monthly distributions per Trust Unit were reduced to $0.25 for the distribution paid on April 15, 2006, and then decreased to $0.23 for the distribution payable on August 15, 2006. In 2007, monthly distributions were reduced again to $0.15 per Trust Unit for the distribution payable on February 15, 2007.

Weak natural gas prices were one factor in the reduction to $0.15 per Trust Unit in 2007; more importantly, the Fund moved to preserve its financial flexibility in light of the dramatic drop in equity markets following the federal government's announcement of its intention to begin to tax income trusts in 2011. Shiningbank's payout ratio was reduced to 60-65% of estimated 2007 funds flow from its three-year average of 84%. Although the Fund borrowed $13.4 million to fund first quarter 2007 capital expenditures, it is anticipated that second quarter 2007 capital expenditures will be lower and some of this debt will be repaid from funds flow. Shiningbank plans to fund substantially all of its 2007 capital program and distributions with internally generated funds flow. Future distributions are subject to change as dictated by commodity prices, operations and future business development.

Funds Flow from Operations

The following table reconciles a non-GAAP measure, funds flow from operations, to the nearest GAAP measure, cash flow from operating activities.

	Three months ended March 31,		
(000s)	2007	2006	%
Cash flow from operating activities	$ 62,717	$ 64,236	(2)
Change in non-cash working capital	(2,747)	(2,061)	33
Funds flow from operations	$ 59,970	$ 62,175	(4)

Quarterly Financial Information

(000s except per Trust Unit amounts)	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006
Oil and natural gas sales including realized hedging	**$ 109,949**	$ 107,676	$ 94,066	$ 93,011
Net earnings	**3,156**	1,992	15,677	23,896
Per Trust Unit - basic	**0.04**	0.02	0.21	0.35
- diluted	**0.04**	0.02	0.21	0.35
Funds flow from operations	**59,970**	52,889	51,123	52,244
Per weighted average Trust Unit	**0.70**	0.61	0.70	0.76
Distributions to unitholders	**36,795**	52,370	55,190	49,956
Per Trust Unit	**0.45**	0.61	0.69	0.73
Payout ratio	**61%**	98%	107%	94%

	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005
Oil and natural gas sales including realized hedging	$ 106,043	$ 144,539	$ 111,763	$ 83,222
Net earnings	24,202	50,085	30,995	18,781
Per Trust Unit - basic	0.35	0.73	0.51	0.34
- diluted	0.35	0.72	0.50	0.34
Funds flow from operations	62,175	93,562	67,753	45,916
Per weighted average Trust Unit	0.91	1.37	1.11	0.84
Distributions to unitholders	54,695	61,391	45,750	37,628
Per Trust Unit	0.80	0 90	0.69	0.69
Payout ratio	88%	65%	68%	81%

Quarterly fluctuations primarily result from production increases due to acquisitions, volumes added through the Fund's development drilling program, and changes in realized commodity prices which can be extremely volatile.

Volume increases occurred through the acquisition of Outlook Energy Corp. in second quarter 2005, the acquisition of Blizzard Energy Inc. in third quarter 2005, and again with the acquisition of Find in third quarter 2006. The Fund's development drilling program strives to replace natural declines on the production base, with results affected by such factors as field conditions, availability of drilling and production equipment and drilling success. Shiningbank's drilling success rate in first quarter 2007 was 100%.

Natural gas prices weakened significantly from late 2005 through to early 2007 due to a surplus of natural gas inventories. Pricing has also been volatile through the past eight quarters. A sharp increase in third and fourth quarter 2005 was followed by a return to more normal levels in early 2006. Third quarter 2006 natural gas prices declined to four-year lows, but recovered somewhat in fourth quarter 2006 only to fall again following a warm December 2006. Oil prices increased substantially in 2005 and early 2006, although prices softened in fourth quarter 2006.

Funds flow was used to fund capital expenditures and to pay distributions on a greater number of Trust Units outstanding. Monthly distributions were reduced to $0.15 from $0.23 beginning with the final distribution of fourth quarter 2006. This change in distribution policy was based on lower commodity prices, particularly for natural gas, and the drop in equity markets following the federal government's announcement of its intent to tax income trusts beginning in 2011.

Costs of Development Activities

A total of $36.6 million was spent on drilling and new facilities during first quarter 2007, compared with $53.7 million for the same period in 2006. A total of 36 wells (11.2 net) were drilled, of which 33 were successful gas wells (9.8 net) and three were successful oil wells (1.4 net). The Fund acquired and disposed of minor properties late in the first quarter of 2007 which had no effect on production.

Funds flow contributed $23.2 million of the first quarter 2007 expenditures, with the balance funded by bank debt and proceeds from the Fund's Distribution Reinvestment Plan ("DRIP").

The Fund plans to spend approximately $70 to $80 million on drilling, tie-ins, new facilities and maintenance capital for the remainder of 2007. At the Fund's current distribution level, substantially all capital expenditures are expected to be funded through funds flow.

Liquidity and Capital Resources

Shiningbank's ability to grow depends on access to bank lines of credit and periodic issues of new equity to fund acquisitions. Capital expenditures and smaller acquisitions through the course of a year may be funded by a combination of bank debt, funds flow and proceeds from the DRIP. Equity is issued to fund single large acquisitions, or to pay down bank debt accumulated following a number of smaller acquisitions and capital expenditures. When the proceeds of an equity issue are greater than capital expenditures and acquisition costs, the excess is used to reduce bank debt.

Long Term Debt

The Fund, through its operating subsidiary, has a $500 million revolving credit facility (increased from $480 million in April 2007) with a syndicate of Canadian chartered banks of which $457.6 million was drawn at March 31, 2007. Borrowings under the credit facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.45%, depending on the total debt to cash flow ratio, or, at Shiningbank's option, the bankers' acceptance rate plus a stamping fee. The credit facility is secured by a $600 million floating charge debenture on all assets of Shiningbank together with supporting debentures and guarantees from the Fund's material subsidiaries and affiliates. The revolving period extends to April 24, 2008, at which time the credit facility, unless renewed, reverts to a two-year term with the quarterly principal payments, if necessary, commencing on July 26, 2008. Each quarterly payment would be one-twentieth of the principal outstanding on the term-out date with the balance owing at the end of the second year. The Fund's total debt to cash flow ratio at quarter end was 1.9:1.

Unitholders' Equity

In first quarter 2007, the Fund cancelled 114,498 Trust Units for a total of $1.8 million, which was deposited with a trustee at the time of the acquisition of Ionic Energy Inc.; ultimately these units were not required to complete the acquisition. Accumulated distributions of $1.8 million on these Trust Units were refunded by the trustee and recorded as a reduction in current period distributions. Also during the quarter, 61,179 Trust Units were issued during the quarter under the DRIP.

When equity is raised in a public equity issue, the intended use of proceeds is specified in the related prospectus. Each major equity issue has been undertaken to acquire properties or to reduce debt incurred from prior acquisitions. In all cases, the proceeds were used according to the purpose specified.

As of May 3, 2007, the Fund had 85,863,012 Trust Units, 196,491 non-escrowed Exchangeable Shares and 75,775 escrowed Exchangeable Shares outstanding. The remaining Exchangeable Shares held in escrow will be released in October 2007. Exchangeable Shares are not eligible for distributions until they are exchanged for Trust Units at the discretion of the holder. The exchange rate was initially one Trust Unit for each Exchangeable Share. The exchange rate increases with each distribution by an amount equal to the per unit distribution divided by the 10-day weighted average trading price of the Trust Units preceding the record date for that distribution. As of March 31, 2007, the exchange rate was 1.62560 Trust Units for each Exchangeable Share.

Contractual Obligations

		Payments Due by Period			
(000s)	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Long term debt principal[1]	**$ 457,552**	$ -	$ 132,552	$ 325,000	$ -
Operating leases	**9,547**	2,812	5,573	1,162	-
Pipeline transportation	**2,101**	1,194	907	-	-
Total obligations	**$ 469,200**	$ 4,006	$ 139,032	$ 326,162	$ -

[1] Assumes that the revolving credit facility is not renewed in April 2008.

Shiningbank has ongoing capital commitments in the ordinary course of business for development drilling, equipment and facilities. These are funded through a combination of funds flow, proceeds from the DRIP, debt financing and periodic equity financing.

Change in Accounting Policies

Effective January 1, 2007, the Fund adopted the Canadian Institute of Chartered Accountants handbook sections 3855 "Financial Instruments - Recognition and Measurement" and 1530 "Comprehensive Income".

These standards require that all financial assets and financial liabilities be classified as held for trading, designated at fair value, available for sale, held to maturity or loans and receivables. In addition, the standards require that all financial assets and financial liabilities, including all derivatives, be measured at fair value with the exception of: loans and receivables, debt securities, classified held-to-maturity, equities available for sale with no quoted market value in an active market, and non-trading financial liabilities. As required, these standards have been recorded as 'accumulated other comprehensive income' at $8.0 million with an adjustment made to the opening deficit of $552,000. Prior periods have not been restated.

For further details, see Note 2 to the interim consolidated financial statements.

Critical Accounting Estimates

The Fund makes numerous accounting estimates in its financial statements in order to provide timely information to users. A critical accounting estimate is one that requires management to make assumptions about matters that are highly uncertain at the time the estimate is made and, if a different estimate was used, financial results would be materially different. The following estimates are considered critical:

Reserves

The Fund must estimate its petroleum and natural gas reserves. Reserves are evaluated and reported on annually by independent petroleum reserve evaluators who use various subjective factors and assumptions, including forecasts of costs based on geological and engineering data, projected future rates of production, and timing and amounts of future development costs. Although reserves are estimated, management believes the estimates are reasonable based on information available at the time the estimates were prepared. Management, the Fund's internal engineers and the Environment, Health, Safety and Reserve Committee of the Board of Directors of Shiningbank Energy Ltd. all review the estimates reported by the independent reserve evaluators.

As new information becomes available, changes are made to the reserve estimates and future development cost estimates. Historically, the Fund has had no significant changes to these estimates, with the exception of adjusting reserves for acquisitions and divestitures and the results of new drilling. Future actual results could vary greatly from the estimates made, resulting in material changes to the depletion calculation and the asset impairment test.

Asset Retirement Obligations

The Fund's estimated asset retirement obligations are based on estimated timing and costs to abandon and restore properties and facilities.

Related Party Transactions

During the three months ended March 31, 2007, Shiningbank incurred $65,000 for legal services (2006 - $51,000) provided by a firm in which a current director is a partner, $34,000 of which was outstanding at March 31, 2007. These payments were made in the normal course of operations, on commercial terms, and therefore were recorded at cost.

Changes in Internal Control Over Financial Reporting

No changes were made in the Fund's internal control over financial reporting during the quarter ended March 31, 2007, which have materially affected, or are reasonably likely to materially affect, the Fund's internal control over financial reporting.

consolidated balance sheets

(unaudited) ($ thousands)	March 31, 2007	December 31, 2006
Assets		
Current assets		
Accounts receivable	$ 77,088	$ 76,518
Prepaid expenses	9,082	9,254
Assets held for sale	1,500	2,976
	87,670	88,748
Fixed assets		
Petroleum and natural gas properties and equipment	2,164,220	2,120,005
Accumulated depletion and depreciation	(748,411)	(692,594)
	1,415,809	1,427,411
Goodwill	132,322	132,322
Other assets	954	531
	$ 1,636,755	$ 1,649,012
Liabilities and Unitholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 77,635	$ 75,890
Trust Unit distributions payable	25,756	32,646
Fair value of financial commodity contracts *(note 6)*	1,839	-
	105,230	108,536
Long term debt *(note 3)*	457,552	430,328
Future income taxes	123,051	129,427
Asset retirement obligations	30,786	31,872
Other long term liabilities *(note 4)*	132	-
Unitholders' equity		
Trust Units *(note 4)*	1,351,337	1,352,313
Exchangeable Shares *(note 4)*	3,829	3,774
Contributed surplus *(note 4)*	7,418	6,681
Deficit	(447,006)	(413,919)
Accumulated other comprehensive income	4,426	-
	920,004	948,849
Commitments and contingencies *(note 7)*		
	$ 1,636,755	$ 1,649,012

See selected accompanying notes to the interim financial statements

consolidated statements of earnings and comprehensive income

	Three months ended March 31,	
(unaudited) ($ thousands, except per Trust Unit amounts)	2007	2006
Revenues		
Oil and natural gas sales	$ 109,145	$ 105,182
Royalties	(20,288)	(20,373)
Risk management contracts		
Realized net gains	804	861
Unrealized net losses *(note 2 and 6)*	(8,529)	-
	81,132	85,670
Expenses		
Transportation	1,308	1,451
Operating	18,423	16,134
General and administrative	3,695	2,713
Interest on long term debt	5,851	2,663
Depletion, depreciation and accretion	56,066	40,819
Trust Unit incentive compensation *(note 4)*	737	961
Internalization of management contract	55	124
	86,135	64,865
Earnings (loss) before taxes	(5,003)	20,805
Capital tax	327	256
Future income tax recovery	(8,486)	(3,653)
Net earnings	$ 3,156	$ 24,202
Reclassification to earnings of gains on financial instruments (net of $467 tax) *(note 2)*	(980)	-
Comprehensive income	$ 2,176	$ 24,202
Net earnings per Trust Unit *(note 4)*		
Basic	$ 0.04	$ 0.35
Diluted	$ 0.04	$ 0.35

See selected accompanying notes to the interim financial statements

consolidated statements of deficit and accumulated other comprehensive income

	Three months ended March 31,	
(unaudited) ($ thousands)	2007	2006
Deficit, beginning of period, as restated *(note 2)*	$ (413,367)	$ (267,475)
Net earnings	3,156	24,202
Distributions to unitholders	(36,795)	(54,695)
Deficit, end of period	$ (447,006)	$ (297,968)
Accumulated other comprehensive income, beginning of period	$ -	$ -
Impact of adoption of new accounting standards (net of $2,756 tax) *(note 2)*	5,406	-
Reclassification to earnings of gains on financial instruments (net of $467 tax)	(980)	-
Accumulated other comprehensive income, end of period	$ 4,426	$ -

See selected accompanying notes to the interim financial statements

consolidated statements of cash flows

(unaudited) ($ thousands)	Three months ended March 31, 2007	2006
Operating activities		
Net earnings	**$ 3,156**	$ 24,202
Items not requiring cash		
Depletion, depreciation and accretion	**56,066**	40,819
Internalization of management contract	**55**	124
Trust Unit incentive compensation	**737**	961
Long term incentive program	**276**	-
Unrealized loss on financial instruments	**8,529**	-
Future income tax recovery	**(8,486)**	(3,653)
Asset retirement expenditures	**(363)**	(278)
Funds flow from operations	**59,970**	62,175
Change in non-cash working capital *(note 5)*	**2,747**	2,061
	62,717	64,236
Financing activities		
Increase in long term debt	**27,224**	33,230
Distributions to unitholders	**(36,795)**	(54,695)
Issue of Trust Units	**788**	4,031
	(8,783)	(17,434)
Change in non-cash working capital *(note 5)*	**(6,890)**	(6,759)
	(15,673)	(24,193)
Investing activities		
Property acquisitions	**(25,561)**	(778)
Capital expenditures	**(36,618)**	(53,674)
Proceeds on sale of other assets	**1,476**	-
Proceeds on sale of properties	**15,203**	-
	(45,500)	(54,452)
Change in non-cash working capital *(note 5)*	**(1,544)**	14,409
	(47,044)	(40,043)
Change in cash	**$ -**	$ -
Cash, beginning of period	**-**	-
Cash, end of period	**$ -**	$ -

See selected accompanying notes to the interim financial statements

notes to the consolidated financial statements

For the periods ended March 31, 2007 and 2006

(Tabular amounts are in $ thousands, except Trust Units and per Trust Unit amounts)

1. Significant Accounting Policies

The interim consolidated financial statements of Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") have been prepared by management using Canadian generally accepted accounting principles and follow the same accounting principles and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2006 unless otherwise disclosed. The disclosures provided below are incremental to those included with the audited annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and the notes thereto in the Fund's 2006 financial report. Comparative figures have been reclassified to conform to current year presentation.

The Fund, through its operating subsidiary, has established a long-term incentive program (the "Program") which is comprised of a Restricted Unit Plan and a Performance Unit Plan [see Note 4 (e)]. The intrinsic valuation method is used to determine compensation expense associated with the granting of restricted units and performance units under the Program. This valuation method is used as participants of the Program are entitled to receive a cash payment on a fixed vesting date. The valuation incorporates the period end market value of the Trust Units and the estimated number of units that will vest. Large fluctuations, even recoveries, in compensation expense may occur as a result of changes in the price of the underlying Trust Units from period to period. Compensation expense is amortized in earnings as non-cash unit-based compensation (included in general and administrative or operating expenses, depending on their nature) over the vesting period of the restricted units and performance units with a corresponding increase or decrease in liabilities. A realization of the expense and a reduction in funds flow from operating activities occurs when the cash payments are made. Classification between accrued liabilities and long-term liabilities is dependent on the expected payout date.

The Fund has not incorporated an estimated forfeiture rate for the restricted units and performance units that will not vest. Rather, actual forfeitures are accounted for as they occur.

2. Change in Accounting Policies

On January 1, 2007, the Fund adopted the Canadian Institute of Chartered Accountants Handbook sections 3855 "Financial Instruments - Recognition and Measurement", 3865 "Hedging", and 1530 "Comprehensive Income". The main requirements of these new standards, related accounting policies, and the resulting financial statement impact are discussed below.

(a) Financial Instruments - Recognition and Measurement

The standards require that all financial assets and liabilities, within its scope, be carried at fair value in the consolidated balance sheets, except for: loans and receivables, securities designated as held-to-maturity and non-trading financial liabilities which are carried at amortized cost unless designated as held-for-trading upon initial recognition. Fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated using other valuation techniques and models.

Held-for-trading financial assets are purchased for resale, generally within a short period of time. They are measured at fair value at the balance sheet date. Gains and losses realized on disposal and unrealized gains and losses from market fluctuations are reported in earnings.

Designated fair value financial assets and financial liabilities are those that were designated on initial recognition as instruments that will be measured at fair value through the consolidated statements of earnings and deficit. These are accounted for in the same manner as held-for-trading financial assets. The Fund has designated its investment in the shares of a public oil and gas company for fair value treatment.

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables that an entity has the positive intention and ability to hold to maturity. These are accounted for at amortized cost. The Fund has not designated any financial assets as held-to-maturity.

Available for sale financial assets are non-derivative financial assets that are designated as available for sale and include debt and equity securities, including investments with no significant influence that have quoted market values in an active market. These are carried at fair value and any unrealized gains and losses are included in accumulated other comprehensive income until sale or permanent impairment. Equities that do not have a quoted market value in an active market are carried at cost. The Fund has not designated any financial assets as available for sale.

Loans and receivables continue to be accounted for at amortized cost.

Financial liabilities are recorded at amortized cost and include all liabilities, other than derivatives or liabilities to which the fair value option has been applied or those held for trading.

Derivatives are carried at fair value and are reported as assets when they have a positive fair value and as liabilities when they have a negative fair value. Derivatives may be embedded in other financial instruments, in which case they may be required to be separated and fair valued as separate derivatives. The Fund has not identified any material embedded derivatives in any of its financial instruments.

As required, these standards have been applied as an adjustment to either the opening deficit or opening accumulated other comprehensive income and prior periods have not been restated.

The balance sheet categories impacted on January 1, 2007 as a result of these new standards were as follows:

Balance sheet category	Amount
Fair value of financial commodity contracts	$ 7,982
Other assets	552
Deficit	(552)
Future income taxes	(2,576)
Accumulated other comprehensive income	(5,406)

Reconciliation of opening deficit	
Deficit, beginning of period, as previously reported	$ (413,919)
Transitional adjustment on adoption of new accounting policies	552
Deficit, beginning of period, as restated	$ (413,367)

(b) Derivatives

The Fund has elected to account for its commodity sales contracts and other non-financial contracts, which were entered into and continue to be held for the purpose of receipt or delivery of non-financial items in accordance with its expected purchase, sale or usage requirements, on an accrual basis rather than as non-financial derivatives. Prior to adoption of the new standards, physical receipt and delivery contracts did not fall within the scope of the definition of a financial instrument and were also accounted for on an accrual basis.

The Fund uses derivatives in hedging transactions which are employed to manage exposures related to interest rate and commodity prices. These instruments are not used for speculative trading purposes. Prior to January 1, 2007, the Fund applied hedge accounting to its derivative financial instruments. Effective January 1, 2007, the Fund elected to discontinue hedge accounting for all existing derivative financial instruments. Net derivative gains in accumulated other comprehensive income at January 1, 2007 will be reclassified to earnings in future periods as the original hedged transactions are settled. From that date forward, changes in the fair value of such derivatives will be recognized in net earnings. Discontinuing hedge accounting will not affect the Fund's reported financial position or funds flow.

(c) Other Comprehensive Income

The new standards require a new statement of comprehensive income, which is comprised of net earnings and other comprehensive income which, for the Fund, relates to changes in gains or losses on derivatives that previously qualified for hedge accounting.

3. Long Term Debt

Shiningbank Energy Ltd. (the "Corporation") maintains a $500 million revolving credit facility (increased from $480 million in April 2007) with a syndicate of Canadian chartered banks of which $457.6 million was drawn at March 31, 2007. Borrowings under the credit facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.45%, depending on the total debt to cash flow ratio, or, at the Corporation's option, the bankers' acceptance rate plus a stamping fee. The credit facility is secured by a $600 million floating charge debenture on all assets of the Corporation together with supporting debentures and guarantees from the Fund's material subsidiaries and affiliates. The revolving period extends to April 24, 2008, at which time the credit facility, unless renewed, reverts to a two-year term with the quarterly principal payments, if necessary, commencing on July 26, 2008. Each quarterly payment would be one-twentieth of the principal outstanding on the term-out date with the balance owing at the end of the second year.

4. Trust Units

(a) Authorized

300,000,000 Trust Units

(b) Issued

	Number	Amount
Balance, December 31, 2006	85,898,706	$ 1,352,313
Issued for cash under Distribution Reinvestment Plan	61,179	798
Cancellation of Trust Units[1]	(114,498)	(1,764)
Less: Commissions and issue costs		(10)
Balance, March 31, 2007	85,845,387	$ 1,351,337

[1] Represents the refund of excess Trust Units deposited with the trustee at the time of the acquisition of Ionic Energy Inc. which were not ultimately required to be issued as consideration.

(c) Exchangeable Shares

	Number		Amount
Balance, December 31, 2006	196,491	$	3,774
Amortization of deferred portion			55
Balance, March 31, 2007	196,491	$	3,829
Exchange ratio, March 31, 2007	1.62560		
Trust Units issuable upon conversion of non-escrowed Exchangeable Shares	319,416		
Trust Units issuable upon conversion of 75,775 escrowed Exchangeable Shares	123,180		
Total Trust Units issuable upon conversion of all Exchangeable Shares	442,596		

(d) Trust Unit Rights Incentive Plan

At March 31, 2007, there were 2,658,729 Trust Unit rights outstanding (2006 - 2,616,502), of which 1,629,835 (2006 - 950,502) were exercisable at a weighted average exercise price of $16.45 (2006 - $14.02).

Rights	Number		Weighted Average Exercise Price
Balance, December 31, 2006	2,663,002	$	19.40
Granted	50,727	$	12.80
Forfeited	(55,000)	$	24.48
Exercised	–	$	–
Balance before reduction of exercise price	2,658,729	$	19.17
Reduction of exercise price			(0.11)
Balance, March 31, 2007	2,658,729	$	19.06

The following table summarizes information about Trust Unit rights outstanding and exercisable at March 31, 2007:

	Trust Unit Rights Outstanding			Trust Unit Rights Exercisable	
Range of Exercise Prices	Number Outstanding at March 31, 2007	Weighted Average Remaining Contractual Life *(Years)*	Weighted Average Exercise Price	Number Exercisable at March 31, 2007	Weighted Average Exercise Price
$7.00 to $11.99	487,500	5.1	$ 9.94	487,500	$ 9.94
$12.00 to $15.99	492,728	7.1	$ 14.36	418,668	$ 14.49
$16.00 to $18.99	712,501	7.8	$ 18.47	438,334	$ 18.53
$19.00 to $22.99	160,000	9.0	$ 20.74	16,666	$ 20.55
$23.00 to $27.99	806,000	8.8	$ 27.65	268,667	$ 27.65
$7.00 to $27.99	2,658,729	7.5	$ 19.06	1,629,835	$ 16.45

Shiningbank recorded Trust Unit incentive compensation expense of $737,000 for the three months ended March 31, 2007 (2006 – $961,000) for rights issued between 2004 and 2007. This expense is related to general and administrative expenses.

The following table reconciles the movement in the contributed surplus balance:

Contributed surplus	
Balance, December 31, 2006	$ 6,681
Trust Unit incentive compensation	737
Balance, March 31, 2007	$ 7,418

The $139,000 fair value of the 50,727 rights issued during the quarter, being $2.75 per right, was estimated using a Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 4.03%, volatility of 60%, life of 10 years, and a dividend yield rate of 10% representing the difference between the anticipated distribution and the anticipated reduction in the strike price. Users are cautioned that the assumptions made are estimates of future events and actual results could differ materially from those estimated.

(e) Long-term Incentive Program

In January 2007, the Board of Directors approved a new long-term incentive program which is comprised of a Restricted Unit Plan and a Performance Unit Plan. With the adoption of the new long-term incentive program, it is anticipated that the granting of Trust Unit rights will occur only in limited circumstances.

Under the Restricted Unit Plan, grants of restricted units ("Restricted Units") mature as to one-third of the number granted on each of the first, second and third anniversaries of the grant date. On each maturity date, the number of maturing Restricted Units is adjusted to give the holder credit for any distributions paid since the grant date. The "adjusted" number of Restricted Units is then multiplied by the current market value of the Trust Units to determine the cash payment that the holder of the Restricted Units is entitled to receive.

Under the Performance Unit Plan, the Compensation Committee of the Board of Directors establishes performance measures and the threshold level of performance for performance units ("Performance Units") granted under the plan to become payable. For Performance Units granted in 2007, the performance measure is total unitholder return (assuming reinvestment of distributions) relative to a selected peer group.

The Performance Units mature on the third anniversary of the grant date. On the maturity date, the number of Performance Units is multiplied by a performance multiplier, which is based on the percentile rank of the Fund's three-year total unitholder return relative to a selected peer group. If the Fund's percentile rank is less than 35, the performance multiplier is zero and no payments are made for the Performance Units then maturing. For percentile rankings between 35 and 75, the performance multiplier ranges from 0.4 to 2.0. The maximum performance multiplier is 2.0. Assuming that the percentile rank is greater than 34, the "performance adjusted" number of Performance Units is then adjusted to give the holder credit for any distributions that have been paid since the grant date. The "performance and distribution adjusted" number of Performance Units is then multiplied by the current market value of the Trust Units to determine the amount of the cash payment that the holder of the Performance Units is entitled to receive.

Under both the Restricted Unit Plan and the Performance Unit Plan, the current market value of the Trust Units is based on the weighted average trading price on the Toronto Stock Exchange for the 10 trading days preceding the maturity date.

As of March 31, 2007, a total of 136,077 Restricted Units and 123,595 Performance Units were outstanding. The estimated fair value associated with the Restricted Units and Performance Units is expensed in the consolidated statements of earnings and deficit over the vesting period.

Compensation expense of $276,000, included in general and administrative, was based on a weighted average unit price of $12.46, accrued distributions, a performance multiplier of 1.0, and the number of Restricted Units and Performance Units that are currently outstanding.

As at March 31, 2007, $144,000 is included in accounts payable and accrued liabilities and $132,000 is included in other long-term liabilities in relation to this program.

(f) Per Trust Unit Amounts

For the three months ended March 31, 2007, the weighted average number of Trust Units outstanding was 86,225,334 (2006 - 68,596,675) (assumes that the non-escrowed Exchangeable Shares have been converted into Trust Units). In computing diluted net earnings per Trust Unit, the dilutive effect of Trust Unit rights and escrowed Exchangeable Shares added 190,092 Trust Units (2006 - 501,310) to the weighted average number of Trust Units outstanding.

5. Other Cash Flow Disclosures

	Three months ended March 31,	
	2007	2006
Change in non-cash operating working capital		
Accounts receivable	**$ (570)**	$ 13,945
Prepaid expenses	**172**	54
Accounts payable and accrued liabilities	**3,145**	(11,938)
	$ 2,747	$ 2,061
Change in non-cash financing working capital		
Distributions payable to unitholders	**$ (6,890)**	$ (6,759)
Change in non-cash investing working capital	**$ (1,544)**	$ 14,409
Cash payments		
Cash payments made for taxes	**$ 155**	$ 398
Cash payments made for interest	**$ 5,212**	$ 2,607

6. Financial Instruments

The estimated fair value of the derivative financial instruments has been determined based on the amounts the Fund would receive or pay to terminate the contracts at period end. At March 31, 2007, the amount the Fund would pay to terminate these contracts was $1.8 million.

7. Commitments and Contingencies

The following is a summary of the Fund's contractual obligations and commitments as at March 31, 2007:

		Payments Due by Period			
(000s)	Total	Less than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Operating leases	$ **9,547**	$ 2,812	$ 5,573	$ 1,162	$ –
Pipeline transportation	**2,101**	1,194	907	–	–
Total obligations	$ **11,648**	$ 4,006	$ 6,480	$ 1,162	$ –

The Fund is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that any resulting settlements would not materially affect the Fund's financial position or reported results of operations.

8. Related Party Transactions

During the three months ended March 31, 2007, Shiningbank incurred $65,000 for legal services (2006 – $51,000) provided by a firm in which a current director is a partner, $34,000 of which was outstanding at March 31, 2007. These payments were made in the normal course of operations, on commercial terms, and therefore were recorded at cost.

corporate information

how to contact us

Board of Directors

Arne R. Nielsen
Chairman

David M. Fitzpatrick
President and Chief Executive Officer

Edward W. Best
Director

Richard W. Clark
Director

D. Grant Gunderson
Director

Robert B. Hodgins
Director

Warren D. Steckley
Director

Officers

David M. Fitzpatrick
President and Chief Executive Officer

Bruce K. Gibson
Chief Financial Officer

Gregory D. Moore
Chief Operating Officer

J. Lance Petersen
Vice President, Land

R. Bruce Thornhill
Vice President, Geology

Daniel B. Williams
Vice President, Acquisitions and Divestments

Alan G. Glessing
Vice President, Administration and Controller

Murray J. Desrosiers
Corporate Secretary and General Counsel

Head Office

Suite 1400, 111 - 5th Avenue S.W.
Calgary, Alberta T2P 3Y6
Tel: (403) 268-7477
Fax: (403) 268-7499
Toll free: (866) 268-7477
E-mail: irinfo@shiningbank.com

Investor Relations

Debbie Carver
Investor Relations Coordinator

Trustee

Computershare Trust
Company of Canada
Calgary, Alberta

Auditors

KPMG LLP
Calgary, Alberta

Engineering Consultants

Paddock Lindstrom & Associates Ltd.
Calgary, Alberta

Legal Counsel

Gowling Lafleur Henderson LLP
Calgary, Alberta

Stock Exchange Listing

Symbol: SHN.UN
Toronto Stock Exchange

Abbreviations

bbl	*barrels of oil or natural gas liquids*
bcf	*billion cubic feet of natural gas*
boe	*barrels of oil equivalent (6,000 cubic feet of natural gas is equivalent to one barrel of oil)*
/d	*per day*
GJ	*gigajoule*
mbbl	*thousand barrels*
mboe	*thousand barrels of oil equivalent*
mcf	*thousand cubic feet of natural gas*
mmcf	*million cubic feet of natural gas*
mmbtu	*million British thermal units*
NGL	*natural gas liquids*
AECO	*Alberta benchmark gas price*
WTI	*West Texas Intermediate*

A Note About BOEs

The term boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Form 52-109F2
Certification of Interim Filings

I, David M. Fitzpatrick, President and Chief Executive Officer of Shiningbank Energy Ltd., administrator of Shiningbank Energy Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Shiningbank Energy Income Fund (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 3, 2007

(signed) "David M. Fitzpatrick"
David M. Fitzpatrick
President and Chief Executive Officer

Form 52-109F2
Certification of Interim Filings

I, Bruce K. Gibson, Chief Financial Officer of Shiningbank Energy Ltd., administrator of Shiningbank Energy Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Shiningbank Energy Income Fund (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 3, 2007

(signed) "Bruce K. Gibson"
Bruce K. Gibson
Chief Financial Officer

SHININGBANK
Energy Income Fund

May 4, 2007 **TSX: SHN.UN**

NEWS RELEASE FOR IMMEDIATE RELEASE

Shiningbank Energy Announces First Quarter 2007 Financial Results

Shiningbank Energy Income Fund ("Shiningbank" or the "Fund"), today announced its financial results for the three months ended March 31, 2007. Shiningbank's Management's Discussion and Analysis and Unaudited Consolidated Financial Statements for the three months ended March 31, 2007 can be accessed at www.shiningbank.com and will be available through SEDAR at www.sedar.com.

HIGHLIGHTS

Distributions

- Distributions for the quarter totaled $0.45 per unit, representing a 15% cash-on-cash yield based on the March 30, 2007 closing price of $12.35 per unit.

Production

- Production was 24,788 boe/d, up 14% from last year's first quarter.
- Current production is over 26,000 boe/d with wells brought on-stream following excellent Q1 drilling results. A further 1,300 boe/d is scheduled for tie-in in Q2 and Q3.
- First quarter drilling is expected to replace over half of our estimated naturally-occurring production decline for 2007.
- Quarterly capital spending was $37 million, approximately one-third of our 2007 budget.
- Production guidance for 2007 remains on track for an average 25,500 to 26,000 boe/d.

Drilling

- 100% drilling success on 36 wells (11.2 net) resulted in 33 gas wells (9.8 net) and three oil wells (1.4 net).
- Drilling included a new oil pool discovery at Grande Prairie and expansion into a new gas play at Whitecourt.

Financial

- Funds flow from operations totaled $60.0 million, down 4% from Q1 2006 and 13% higher than in Q4 2006.
- Payout ratio for the quarter was 61% of funds flow, within our target range of 60 – 65%.
- Operating costs of $8.26/boe were 1% higher than Q1 2006 due to tie-in delays and general industry cost pressures.
- Debt capacity was increased by $20 million to $500 million from $480 million with our revolving credit line renewed for another year.

Shiningbank Energy Income Fund
First Quarter 2007 Financial and Operating Highlights

	Three months ended March 31,		
	2007	2006	%
Financial			
($ thousands except per Trust Unit amounts)			
Oil and natural gas sales including realized hedging	**$ 109,949**	$ 106,043	4
Net earnings	**3,156**	24,202	(87)
Funds flow from operations	**59,970**	62,175	(4)
Funds flow from operations per weighted average Trust Unit	**0.70**	0.91	(23)
Distributions to unitholders	**36,795**	54,695	(33)
Distributions per Trust Unit	**0.45**	0.80	(44)
Long term debt	**457,552**	232,359	97
Unitholders' equity	**920,004**	711,615	29
Operations			
Daily production			
Oil (bbl/d)	**2,707**	2,165	25
Natural gas (mmcf/d)	**111.8**	101.3	10
Natural gas liquids (bbl/d)	**3,450**	2,773	24
Oil equivalent (boe/d)	**24,788**	21,828	14
Average prices (including realized hedging)			
Oil ($/bbl)	**$ 59.98**	$ 59.43	1
Natural gas ($/mcf)	**$ 7.78**	$ 8.83	(12)
Natural gas liquids ($/bbl)	**$ 53.04**	$ 54.03	(2)
Oil equivalent ($/boe)	**$ 49.04**	$ 53.77	(9)
Unit Trading			
Units traded (thousands)	**28,053**	27,497	2
Value traded ($ thousands)	**$ 372,068**	$ 684,737	(46)
Unit price			
High	**$ 14.67**	$ 29.52	
Low	**$ 11.90**	$ 21.26	
Close	**$ 12.35**	$ 24.50	
Units outstanding, end of period (thousands)	**85,845**	68,378	

Shiningbank's main focus for the first quarter was to continue to actively drill low-risk development wells. We are pleased to report 100% drilling success and production additions which, although not seen in the first quarter, will boost our volumes in the second and third quarters as we continue to tie in wells. With those wells on-stream, we will replace over half of our natural production decline for the year. With continued drilling this year, we should completely replace our annual decline.

Production

Production was 24,788 boe/d, up 14% from Q1 2006, but down from 25,710 boe/d in Q4 2006 as a result of natural declines, delays in the tie-in of new production and negative adjustments of 300 boe/d resulting from amendments of field volume allocations for prior years.

Production growth is underway with approximately 1,400 boe/d added in late Q1 and, early in Q2, we are producing over 26,000 boe/d. A further 1,300 boe/d is awaiting tie in after spring breakup, or pending access to gas plants in the second and third quarters. We remain on target to replace our production declines and average 25,500 to 26,000 boe/d for 2007.

Drilling

We recorded 100% drilling success in the first quarter resulting in 33 gas wells (9.8 net) and three oil wells (1.4 net). At Whitecourt, we have extended our new mid-Mannville play which we believe will have a significant amount of gas-in-place. This is an up-hole bypassed pay zone overlying our main Whitecourt producing zones, so there is ready access to facilities and infrastructure, including our

operated gas plant which has sufficient capacity to process these incremental volumes. This is a new play and was not recognized in a material way in our year-end reserves report.

At Grande Prairie we drilled a new oil pool discovery which we will exploit further as the year progresses, and we recorded continued success in our multi-zone gas drilling program which will see further exploitation this year.

At our main producing property, Ferrier/O'Chiese, and on the newly-acquired adjacent Pembina lands, we drilled five successful gas wells (2.4 net) in a continuation of our down-spacing programs.

Operating costs

Operating costs remain a challenge with our quarterly average at $8.26/boe compared with our guidance of $7.50 to $7.75/boe. This was partly due to lower production volumes in the first quarter, combined with continued high costs for field equipment, crews and services. At this time, we believe we will meet our target of $7.50 to $7.75/boe based on planned volume additions in our lowest operating cost areas.

Gas prices

The first quarter brought a reprieve from the low gas prices which had lingered through the second half of 2006. After a warm December and January across much of North America, a blast of cold weather in February led to a major drawdown on North American storage and prices recovered somewhat. Our average price of $7.78/mcf, including a $0.07/mcf hedging gain, was down 12% from Q1 2006, but up 8% from our average $7.19/mcf in Q4 2006.

As we move into the spring shoulder season, we expect gas prices to soften, which we are seeing now with prices in the $7.50/mcf range. Looking further out this year, we anticipate that prices will resist major drops in the traditionally weaker spring months, and will begin to strengthen in the summer and build through the fall and winter. The market could be more prone to upward spikes in the summer months in the event of warm weather or hurricanes. This upside potential is likely due to the steadily weakening supply picture that has arisen from the extended period of low North American natural gas netbacks.

Payout ratio

The past quarter was the first under our new payout policy targeting 60 – 65% of funds flow to be distributed to unitholders, with the remainder withheld to fund capital expenditures. We distributed 61% of funds flow for the quarter.

Balance sheet

Late in the quarter our line of credit was renewed for another year and increased by $20 million to $500 million. Current borrowings are $458 million bringing our debt to funds flow ratio to 1.9 based on annualized first quarter funds flow. With strengthening commodity prices, this ratio is expected to drop through the year. We are also in the process of marketing non-core properties with production totaling 1,300 boe/d. If we receive acceptable bids on these properties, the proceeds will be used to reduce our debt, and our production guidance will be lowered to reflect the sale of any non-core volumes.

Continuing our focus

Our main goal is distribution stability, and that will entail our focus on low-risk development drilling. In the second quarter, road bans due to spring break-up will mean our drilling will be lighter but we will continue with our active drilling programs as soon as weather permits.

We are now seeing the benefits of our new payout policy that was implemented in January 2007. A greater portion of our capital expenditures are being funded with cash flow. Incremental production from our development drilling program in Q1 2007 should replace over half of our annual production decline for 2007 and, with continued drilling success for the remainder of 2007, we should completely replace our annual production decline.

Although future distributions are dependent on the funds flow generated from operations, with the current outlook for natural gas prices, we expect that our distributions will remain consistent for the remainder of the year.

Shiningbank Energy Income Fund is a natural gas focused energy trust founded in 1996. The Fund purchases, develops and operates producing properties for the direct benefit of its unitholders. Shiningbank has one of the highest weightings of natural gas production in the energy trust sector at 75%.

Shiningbank is listed on the Toronto Stock Exchange under the symbol SHN.UN. For further information please visit our website, www.shiningbank.com, or contact us at:

Email:	irinfo@shiningbank.com
Telephone:	(403) 268-7477
Facsimile:	(403) 268-7499
Toll Free:	(866) 268-7477

Shiningbank Energy Ltd.

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, C.F.O.
Debbie Carver, Investor Relations Coordinator

Shiningbank's Management's Discussion and Analysis and Unaudited Consolidated Financial Statements for the three months ended March 31, 2007 can be accessed at www.shiningbank.com and will be available through SEDAR at www.sedar.com.

This news release contains forward-looking statements relating to future events. In some cases, forward-looking statements can be identified by such words as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" or similar expressions. These statements represent management's best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the business risks discussed in both the Fund's Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2006, which may cause actual performance and financial results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. The Fund does not undertake to update any forward looking information in this document whether as to new information, future events or otherwise except as required by securities rules and regulations.

Barrel of oil equivalent (boe) volumes are reported at 6:1 with 6 mcf = 1 bbl. The 6:1 boe conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

PRIMEWEST

SHININGBANK
Energy Income Fund

May 10, 2007
FOR IMMEDIATE RELEASE

PRIMEWEST ENERGY TRUST AND SHININGBANK ENERGY INCOME FUND ANNOUNCE MERGER

CALGARY: PrimeWest Energy Trust ("PrimeWest") (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; PWI.DB.C; NYSE: PWI) and Shiningbank Energy Income Fund ("Shiningbank") (TSX: SHN.UN) are pleased to announce that their respective Boards of Directors have unanimously approved an agreement providing for the merger (the "Merger") of PrimeWest and Shiningbank into a single trust ("New PrimeWest") to be managed by a combination of the respective management and directors of both trusts. The new entity will continue to operate under the name PrimeWest Energy Trust.

Under the terms of the Merger, each Shiningbank trust unit will be exchanged for 0.62 of a PrimeWest trust unit on a tax-deferred rollover basis with the filing of appropriate election forms. Based on the May 9, 2007 closing price on the Toronto Stock Exchange of PrimeWest trust units, the exchange ratio reflects a value of $14.60 for each Shiningbank trust unit. Based on the 30 day weighted average trading prices on the Toronto Stock Exchange of PrimeWest and Shiningbank trust units, the exchange ratio reflects a 4.2% premium for each Shiningbank trust unit.

The transaction is subject to stock exchange, court and regulatory approval and other conditions that are typical of transactions of this nature, including approval by the holders of at least 66 2/3% of Shiningbank trust units represented in person or by proxy at a Shiningbank unitholder meeting and at least 66 2/3% of PrimeWest trust units represented in person or by proxy at a PrimeWest unitholder meeting.

A joint information circular regarding the Merger is expected to be mailed to unitholders of both PrimeWest and Shiningbank in early June 2007 for meetings expected to take place in mid July. The Merger is expected to close on or about July 11th, 2007 after the meetings, but no later than the anticipated first distribution record date of New PrimeWest on July 20th, 2007.

As a result, PrimeWest unitholders of record on June 22nd, 2007 will be entitled to receive the June PrimeWest distribution, expected to be payable on July 13th, 2007. Shiningbank unitholders of record on June 30th, 2007 will be eligible to receive the June Shiningbank distribution, expected to be payable on July 15th, 2007. Former unitholders of both PrimeWest and Shiningbank who are holders of record of New PrimeWest on July 20th, 2007 will receive the first distribution of New PrimeWest, expected to be payable August 15th, 2007.

Based on the combined first quarter results of PrimeWest and Shiningbank, New PrimeWest would have had production of approximately 66,000 BOE per day. Currently, PrimeWest and Shiningbank are each marketing the sale of approximately 1,000 BOE per day of non-core production and, with the completion of the Merger, approximately 2,000 BOE per day of additional production is planned for disposition, with the proceeds used to reduce debt and fund ongoing development activities.

PrimeWest Energy Trust,
Suite 5100, 150 – 6th Avenue S.W.,
Calgary, Alberta Canada T2P 3Y7
Telephone: (403) 234-6600
Facsimile: (403) 266-2825

Shiningbank Energy Income Fund,
Suite 1400, 111 – 5th Avenue S.W.,
Calgary, Alberta Canada T2P 3Y6
Telephone: (403) 268-7477
Facsimile: (403) 268-7499

PRIMEWEST

SHININGBANK
Energy Income Fund

BENEFITS OF THE MERGER

The proposed Merger is expected to be accretive upon closing to PrimeWest unitholders on a cash flow and production per unit basis, while providing Shiningbank unitholders an increase in reserves per unit, a 3.3% increase in monthly cash distributions and a longer reserve life index (RLI) increased to 11.5 years from 9.8 years.

The proposed Merger will create a larger gas-weighted trust positioned for development of a well-diversified asset base.

As one of the largest publicly traded oil and gas trusts, New PrimeWest will generate the following opportunities and benefits for unitholders of both PrimeWest and Shiningbank:

- New PrimeWest will have a larger suite of diversified natural gas and light oil assets, with a large portfolio of internal development opportunities:
    - Based on first quarter 2007 results, production of approximately 66,000 BOE per day allocated 70% to natural gas and 30% to crude oil and natural gas liquids;
    - Combined proved plus probable reserves of approximately 280 million BOE, excluding the impact of 2007 production, and development activities and acquisition and disposition activities;
    - Following the closing of the transaction, the combined entity will have an undeveloped land base of more than 1.1 million net acres, one of the largest undeveloped land bases in the oil and gas trust sector;
    - A multi-year suite of development opportunities now in excess of C$1.4 billion, reflecting the potential in the combined asset bases; and
    - Total 2007 capital expenditures for New PrimeWest of approximately C$250 million will be deployed to pursue attractive development drilling prospects and opportunities from both asset bases. This C$250 million does not include capital spent by Shiningbank prior to completion of the merger, which is forecast to be approximately $60 million by that time.
- Projected funds flow from operations, DRIP proceeds, and proceeds from dispositions are expected to be sufficient to adequately fund development activities for 2007 without the need for incremental debt, assuming a payout ratio of 60 to 75% of funds flow from operations. This transaction moves New PrimeWest towards a business model where future development capital spending and distributions are expected to be financed with funds flow from operations.
- Following the anticipated sale of approximately 4,000 BOE per day of non-core assets, the combined entity will have a strengthened balance sheet.
- One of the oil and gas trust sector's longest RLIs for proved plus probable reserves of 11.5 years.
- Greater concentration of interest in key operating areas.
- The levering of in-house technical skills from both PrimeWest and Shiningbank over the combined asset base, potentially achieving operating efficiencies with commensurate cost savings, and the identification of further internal development opportunities.

PRIMEWEST

SHININGBANK
Energy Income Fund

- Substantial reduction in per BOE G&A cost, based on operating synergies, and the integration of Calgary head offices.

- Greater weighting in the S&P/TSX Capped Energy Trust Index (rising from approximately 2.4% of this index to approximately 3.8% based on May 9th, 2007 closing prices), the S&P/TSX Capped Income Trust Index (rising from approximately 1.4% of this index to approximately 2.2% based on May 9th, 2007 closing prices), and the S&P/TSX Composite Index.

- Additional trading liquidity and enhanced access to capital derived from being listed on both the TSX and NYSE, and inclusion in the Morgan Stanley Capital International (MSCI) Canada Energy Index, incremental benefits not previously afforded to unitholders of Shiningbank.

CHARACTERISTICS AND GUIDANCE OF NEW PRIMEWEST

PrimeWest and Shiningbank view New PrimeWest as one of the largest and best-positioned natural gas focused trusts in Canada. New PrimeWest will have an operated, long life asset base primarily focused in West Central Alberta, Northeastern British Columbia, and the Williston Basin in the United States.

Upon closing of the Merger, New PrimeWest is anticipated to have the following key operating and financial characteristics:

	New PrimeWest
2007 Exit Production (BOE per day)	59,000 (1)
Natural gas weighting (%)	70
Reserve life index (years)	11.5 (2)
Reserves P+P (mmBOE)	280 (3)
2007 Estimated Capital program (C$ millions)	250
Operating expenses (C$/BOE)	9.50 (4)
Net undeveloped land (thousands of acres)	1,118
Pro forma basic units outstanding (millions)	143.4
Pro forma enterprise value (C$ millions)	4,550 (5)

(1) Exit rate for year-end 2007 includes the impact of asset dispositions and reduction in combined capital spending.
(2) Based on 2006 year end reserves and production.
(3) Excludes the impact of 2007 production, capital development, or acquisitions and dispositions.
(4) Based on average 2007 full year estimate
(5) Enterprise value defined as market capitalization plus working capital deficit plus long term debt plus outstanding convertible debentures.

Donald A. Garner, the current President and Chief Executive Officer of PrimeWest Energy Trust will lead New PrimeWest. Further announcements regarding the appointment of the other executive officers of New PrimeWest will be made prior to closing of the Merger.

The Board of Directors of New PrimeWest will be comprised of Messrs. Harold P. Milavsky (Chair), Barry E. Emes, Harold N. Kvisle, Kent J. MacIntyre, W. Glen Russell and Peter Valentine, current members of the Board of Directors of PrimeWest, and Messrs. David M. Fitzpatrick (also the current President and Chief Executive Officer of Shiningbank), Robert B. Hodgins and Warren D. Steckley, current members of the Board of Directors of Shiningbank.

BOARD RECOMMENDATIONS

The Boards of Directors of both PrimeWest and Shiningbank have unanimously approved the Merger. National Bank Financial Inc. is acting as financial advisor to Shiningbank and has provided the Shiningbank Board of Directors with a verbal opinion that the consideration to be received by Shiningbank unitholders is fair from a financial point of view. The Shiningbank Board of Directors has unanimously concluded that the transaction is in the best interests of Shiningbank, and the Shiningbank unitholders, and has resolved to recommend that the Shiningbank unitholders vote their Shiningbank trust units in favour of the Merger. The Management and Board of Directors of Shiningbank have agreed to vote their trust units in favour of the Merger.

Similarly, the Board of Directors of PrimeWest has been provided with a verbal opinion from its financial advisors, GMP Securities L.P. and Scotia Waterous Inc., indicating that subject to review of the final documentation, the consideration to be offered pursuant to the Arrangement is fair from a financial point of view to the PrimeWest unitholders. The PrimeWest Board of Directors has unanimously concluded that the transaction is in the best interests of PrimeWest, and the PrimeWest unitholders, and has resolved to recommend that the PrimeWest unitholders vote their PrimeWest trust units in favour of the Merger. The Management and Board of Directors of PrimeWest have agreed to vote their trust units in favour of the Merger.

The terms of the Merger restrict PrimeWest and Shiningbank from soliciting or initiating any discussions regarding any other business combination or sale of material assets, contain provisions enabling each trust to match competing, unsolicited proposals and, subject to certain conditions, provides for a C$35 million termination fee.

JOINT CONFERENCE CALL

A joint conference call to discuss the Merger will be held on Thursday, May 10th, 2007 at 9:00 AM Mountain Daylight Time (11:00 AM Eastern). To participate please call 1-888-575-8232 or in the Toronto area (416) 641-6112. A recording of the call will be available until June 15th, 2007 by calling 1-800-408-3053 and entering confirmation number 3222535 followed by the number sign.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this document including management's assessment of PrimeWest's, Shiningbank's and New PrimeWest's future plans and operations contains forward-looking statements. These statements relate to future events or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "intend", "could", "might", "should", "believe", "would" and similar expressions. By their

PRIMEWEST

SHININGBANK Energy Income Fund

nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, volatility of commodity prices, currency and interest rate fluctuations, imprecision of reserves estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility, ability to access sufficient capital from internal and external sources and geological, technical, drilling and processing challenges. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The actual results, performance, or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits will be derived. PrimeWest and Shiningbank each disclaim any intention or obligation to update or review any forward-looking statements, whether as a result of new information, future events or otherwise.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities offered have not and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and my not be offered or sale in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable states securities laws.

BOE EXPLANATORY REMARKS

References herein to "BOE" mean barrels of oil equivalent derived by converting gas to oil in the ratio of six thousand cubic feet ("mcf") of gas to one barrel ("bbl") of oil. BOE may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:1 bbl is based upon an energy conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please contact:

George Kesteven
PrimeWest Energy Trust,
Manager, Investor Relations

Telephone: 403-699-7367
Facsimile: 403-699-7477
Toll-free: 1-877-968-7878
E-mail: investor@primewestenergy.com
Website : www.primewestenergy.com

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, C.F.O.
Debbie Carver, Investor Relations Coordinator
Shiningbank Energy Income Fund

Telephone: 403-268-7477
Facsimile: 403-268-7499
Toll-free: 1-866-268-7477
E-mail: irinfo@shiningbank.com
Website: www.shiningbank.com

ARRANGEMENT AGREEMENT

AMONG:

PRIMEWEST ENERGY TRUST

- and -

PRIMEWEST ENERGY INC.

- and -

SHININGBANK ENERGY INCOME FUND

- and -

SHININGBANK ENERGY LTD.

- and -

1320659 ALBERTA LTD.

May 10, 2007

TABLE OF CONTENTS

Page

TABLE OF CONTENTS
(continued)

Page

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated as of May 10, 2007.

BETWEEN:

PRIMEWEST ENERGY TRUST, a trust created under the Laws of the Province of Alberta (hereinafter referred to as "**PrimeWest**")

AND

PRIMEWEST ENERGY INC., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as "**PEI**")

AND

SHININGBANK ENERGY INCOME FUND, a trust created under the Laws of the Province of Alberta (hereinafter referred to as "**Shiningbank**")

AND

SHININGBANK ENERGY LTD., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as "**SEL**")

AND

1320659 ALBERTA LTD., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as "**MFCorp**")

WHEREAS:

A. PrimeWest, PEI, Shiningbank, SEL and MFCorp wish to propose an arrangement involving PrimeWest, PEI, Shiningbank, SEL and MFCorp, and the securityholders of PrimeWest, PEI, Shiningbank, SEL and MFCorp;

B. the Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the ABCA; and

C. the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

(a) **"ABCA"** means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) **"Acquisition Proposal"** means, with respect to PrimeWest or Shiningbank, any inquiry or the making of any proposal to such Party or its Unitholders from any Person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from such Party or its Unitholders of any securities of such Party (other than on exercise of currently outstanding rights to acquire such securities) or its Subsidiaries; (ii) any acquisition of a substantial amount of assets of such Party or its Subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving such Party or its Subsidiaries; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving such Party or its Subsidiaries or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the Other Party under this Agreement or the Arrangement;

(c) **"Agreement"**, **"herein"**, **"hereof"**, **"hereto"**, **"hereunder"** and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(d) **"Amalgamation"** means the amalgamation of PEI, SEL and Shiningbank ExchangeCo pursuant to the provisions of the Arrangement to form AmalgamationCo;

(e) **"AmalgamationCo"** means PrimeWest Energy Inc., the corporation to be formed upon the amalgamation of PEI, SEL and Shiningbank ExchangeCo;

(f) **"Applicable Canadian Securities Laws"** means, collectively, and as the context may require, the securities legislation of each of the provinces of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;

(g) **"Applicable Law"**, in the context that refers to one or more Persons, means the Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

(h) **"ARC"** has the meaning set forth in Section 5.1(j);

(i) **"Arrangement"** means and refers to the arrangement pursuant to Section 193 of the ABCA set forth in the Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion thereof;

(j) **"Articles of Arrangement"** means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

(k) "**Business Day**" means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

(l) "**Commissioner**" has the meaning set forth in Section 5.1(j);

(m) "**Competition Act**" means the *Competition Act*, R.S.C. 1985, c. C-34, as amended;

(n) "**Confidentiality Agreements**" means the confidentiality agreement between PEI and Shiningbank dated February 8, 2007 in respect of information to be provided by Shiningbank to PEI and the confidentiality agreement between PrimeWest and Shiningbank dated April 18, 2007 in respect of information to be provided by PrimeWest to Shiningbank;

(o) "**Court**" means the Court of Queen's Bench of Alberta;

(p) "**Effective Date**" means the date on which the Articles of Arrangement are effective under the ABCA;

(q) "**Effective Time**" means 12:01 a.m. (Calgary time) on the Effective Date;

(r) "**Environmental Laws**" means, with respect to any Person or its business, activities, property, assets or undertaking, all federal, municipal or local Laws of any Governmental Entity relating to environmental or health matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;

(s) "**Final Order**" means the order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(t) "**GAAP**" has the meaning ascribed thereto in Section 1.7;

(u) "**GLJ**" means GLJ Petroleum Consultants Ltd.;

(v) "**GLJ Report**" means the reserve report dated January 24, 2007 prepared by GLJ evaluating the light and medium oil, heavy oil and associated and non-associated gas reserves attributable to properties owned by PEI and PrimeWest as at December 31, 2006;

(w) "**Governmental Entity**" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, (b) any subdivision, agent, commission, board or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(x) "**Hazardous Substances**" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

(y) "**Interim Order**" means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the holding of the Trust Meetings, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(z) "**ITA**" means the *Income Tax Act* (Canada), as amended, including the regulations promulgated thereunder;

(aa) "**Laws**" means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX and the NYSE, where applicable),

(ab) "**Material Adverse Change**" or "**Material Adverse Effect**" means, with respect to any Person, any matter or action that has an effect or change (or any condition, event or development involving a prospective change) that is, or would reasonably be expected to be, material and adverse to the affairs, business, operations, assets, capitalization, financial condition or prospects of such Person and its Subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere, (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole (including changes in Tax Laws), and not specifically relating to any Person and/or its Subsidiaries (iii) any decline in crude oil or natural gas prices on a current or forward basis, or (iv) arising as a result of any matter permitted by this Agreement or consented to or approved in writing by the applicable Parties in writing;

(ac) "**Material Subsidiaries**" means PEI, PrimeWest Petroleum, PrimeWest ULC, PrimeWest LLC and PrimeWest Partnership, in the case of PrimeWest, and means SEL, Shiningbank ExchangeCo, Shiningbank Operating Trust and Shiningbank LP, in the case of Shiningbank;

(ad) "**MFCorp**" means 1320659 Alberta Ltd., a corporation incorporated under the ABCA;

(ae) "**misrepresentation**" includes any untrue statement of a material fact, any omission to state a material fact that is required to be stated and any omissions to state a material fact that is necessary to be stated in order for a statement not to be misleading;

(af) "**NYSE**" means NYSE Euronext;

(ag) "**Other Party**", with respect to the applicable PrimeWest Party(ies), means the applicable Shiningbank Party(ies) and, with respect to the applicable Shiningbank Party(ies), means the applicable PrimeWest Party(ies);

(ah) "**Outside Date**" means August 31, 2007;

(ai) "**Paddock**" means Paddock Lindstrom & Associates Ltd., independent petroleum consultants of Calgary, Alberta;

(aj) "**Paddock Report**" means the report dated February 7, 2007 prepared by Paddock that reports on certain reserves attributable to SEL and Shiningbank LP as at December 31, 2006;

(ak) "**Parties**" means, collectively, the parties to this Agreement, and "**Party**" means any one of them, or where implied by the context, means the PrimeWest Parties, MFCorp or the Shiningbank Parties, as the case may be;

(al) "**PEI**" means PrimeWest Energy Inc., a corporation amalgamated under the ABCA;

(am) "**Person**" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

(an) "**Plan of Arrangement**" means the plan of arrangement substantially in the form set out in Schedule A hereto as amended or supplemented from time to time in accordance with the provisions hereof;

(ao) "**PrimeWest**" means PrimeWest Energy Trust, an open-ended investment trust created under the laws of the Province of Alberta;

(ap) "**PrimeWest America**" means PrimeWest America Inc., a corporation incorporated under the ABCA;

(aq) "**PrimeWest Arrangement Resolution**" means the special resolution in respect of the Arrangement to be voted upon by PrimeWest Securityholders at the PrimeWest Meeting;

(ar) "**PrimeWest Balance Sheets**" has the meaning set forth in Section 4.1(p);

(as) "**PrimeWest Board of Directors**" means the board of directors of PEI as it may be comprised from time to time;

(at) "**PrimeWest Convertible Debenture Indenture**" means the trust indenture dated September 2, 2004 among PrimeWest, PEI and Computershare Trust Company of Canada, as supplemented by the PrimeWest Supplemental Indenture, collectively governing the PrimeWest Convertible Debentures;

(au) "**PrimeWest Convertible Debentures**" means the 7.0% convertible unsecured subordinated Series I debentures of PrimeWest issued on September 2, 2004, the 7.75% convertible unsecured subordinated Series II debentures of PrimeWest issued on September 2, 2004 and the 6.50% convertible unsecured subordinated Series III debentures of PrimeWest issued on January 11, 2007, all pursuant to the PrimeWest Convertible Debenture Indenture;

(av) "**PrimeWest Credit Facilities Agreement**" means the credit agreement dated as of July 26, 2006 among PrimeWest, PEI and PrimeWest Partnership, as borrowers, Canadian Imperial Bank of Commerce, as administrative agent and a syndicate of financial institutions, as lenders, as amended from time to time;

(aw) "**PrimeWest Damages Event**" has the meaning set forth in Section 6.1;

(ax) **"PrimeWest DRIP"** means the distribution reinvestment, premium distribution and optional trust unit purchase plan of PrimeWest;

(ay) **"PrimeWest Exchangeable Shareholders"** means the holders of PrimeWest Exchangeable Shares;

(az) **"PrimeWest Exchangeable Shares"** means the exchangeable shares in the capital of PEI;

(ba) **"PrimeWest Financial Statements"** means, collectively, the audited consolidated financial statements of PrimeWest for the year ended December 31, 2006, together with the notes thereto and the report of the auditors thereon and the unaudited consolidated financial statements of PrimeWest for the three months ended March 31, 2007;

(bb) **"PrimeWest Information"** means the information describing PrimeWest and its business, operations and affairs and the matters to be considered at the PrimeWest Meeting included in the PrimeWest Information Circular;

(bc) **"PrimeWest Information Circular"** means the information circular of PrimeWest to be sent by PrimeWest to the PrimeWest Securityholders in connection with the PrimeWest Meeting, which, unless otherwise determined by PrimeWest and Shiningbank, shall be part of a joint information circular that shall also be sent to Shiningbank Securityholders in connection with the Shiningbank Meeting;

(bd) **"PrimeWest LLC"** means PrimeWest Oil LLC, a corporation incorporated under the laws of the State of Colorado;

(be) **"PrimeWest Lock-up Agreements"** means the agreements between Shiningbank and the PrimeWest Lock-up Securityholders, in form and substance satisfactory to Shiningbank, acting reasonably, pursuant to which the PrimeWest Lock-up Securityholders have agreed to vote the PrimeWest Securities beneficially owned or controlled by the PrimeWest Lock-up Securityholders in favour of the PrimeWest Arrangement Resolution and to otherwise support the Arrangement and other related matters to be considered at the PrimeWest Meeting;

(bf) **"PrimeWest Lock-up Securityholders"** means the directors and officers of PEI;

(bg) **"PrimeWest LTIP"** means the PrimeWest long term incentive plan;

(bh) **"PrimeWest Management Agreement"** means the amended and restated management agreement dated November 6, 2002 between PEI and the PrimeWest Trustee;

(bi) **"PrimeWest Material Agreements"** means, collectively, the PrimeWest Trust Indenture, the PrimeWest Management Agreement, the PrimeWest Convertible Debenture Indenture, the PrimeWest Credit Facilities Agreement, the PrimeWest Royalty Agreements, the PrimeWest UK Secured Note Purchase Agreement and the PrimeWest US Secured Note Purchase Agreement;

(bj) **"PrimeWest Meeting"** means the special meeting of PrimeWest Securityholders to be held to consider the PrimeWest Arrangement Resolution and related matters, and any adjournment thereof;

(bk) **"PrimeWest Offered Employees"** has the meaning set forth in Section 2.4;

(bl) **"PrimeWest Parties"** means PrimeWest, PEI, PrimeWest America, PrimeWest Petroleum, PrimeWest Partnership, PrimeWest ULC and PrimeWest LLC and **"PrimeWest Party"** means any of them unless the context otherwise requires;

(bm) **"PrimeWest Partnership"** means PrimeWest Energy North America Partnership, a general partnership established under the laws of the State of Colorado;

(bn) **"PrimeWest Petroleum"** means PrimeWest Petroleum Inc., a corporation incorporated under the laws of the State of Colorado;

(bo) **"PrimeWest Plans"** has the meaning set forth in Section 4.1(x);

(bp) **"PrimeWest Rights"** means the unit appreciation rights to acquire PrimeWest Units granted under the PrimeWest LTIP;

(bq) **"PrimeWest Royalty Agreements"** means the amended and restated royalty agreement dated January 1, 2002, between PEI and the PrimeWest Trustee and the royalty agreement dated January 24, 2003 between PrimeWest Gas Corp. and PEI, as subsequently assigned to the Trust;

(br) **"PrimeWest Securities"** means, collectively, the PrimeWest Units and the PrimeWest Exchangeable Shares;

(bs) **"PrimeWest Securityholders"** means, collectively, the PrimeWest Unitholders and the PrimeWest Exchangeable Shareholders;

(bt) **"PrimeWest Supplemental Indenture"** means the supplemental indenture dated January 11, 2007 among PrimeWest, PEI and Computershare Trust Company of Canada providing for the issue of 6.50% convertible unsecured subordinated Series III debentures of the Trust;

(bu) **"PrimeWest Trust Indenture"** means the declaration of trust dated August 2, 1996 among Computershare Trust Company of Canada, as trustee, PEI and the Initial Unitholder (as therein defined), as amended and restated as of November 6, 2002, as amended as of May 6, 2004, and as further amended from time to time;

(bv) **"PrimeWest Trustee"** means Computershare Trust Company of Canada, in its capacity as the trustee under the PrimeWest Trust Indenture;

(bw) **"PrimeWest UK Secured Note Purchase Agreement"** means the note purchase agreement dated June 14, 2006 between PrimeWest, PEI and the purchasers of the PrimeWest UK Secured Notes;

(bx) **"PrimeWest UK Secured Notes"** means the 5.76% senior secured notes due June 14, 2016 in the principal amount of £63 million issued pursuant to the PrimeWest UK Secured Note Purchase Agreement;

(by) **"PrimeWest ULC"** means PrimeWest Energy Development ULC, an unlimited liability corporation incorporated under the ABCA;

(bz) "**PrimeWest Unitholders**" means the holders from time to time of one or more PrimeWest Units;

(ca) "**PrimeWest Units**" means the trust units of PrimeWest, as presently constituted, each representing an equal undivided beneficial interest in PrimeWest;

(cb) "**PrimeWest US Secured Note Purchase Agreement**" means the note purchase agreement dated May 7, 2003 between PrimeWest, PEI and the purchasers of the PrimeWest US Secured Notes;

(cc) "**PrimeWest US Secured Notes**" means the 4.19% senior secured notes due May 7, 2010 in the principal amount of US$125 million issued pursuant to the PrimeWest US Secured Note Purchase Agreement;

(cd) "**Public Record**" means all information filed by either PrimeWest or Shiningbank, as the case may be, after December 31, 2006 with any securities commission or similar regulatory authority in compliance, or intended compliance, with any Applicable Canadian Securities Laws;

(ce) "**Receiving Party**" has the meaning set forth in Section 3.4(c);

(cf) "**Receiving Party Securities**" has the meaning set forth in Section 3.4(c);

(cg) "**Registrar**" means the Registrar appointed under Section 263 of the ABCA;

(ch) "**Responding Party**" has the meaning set forth in Section 3.4(c);

(ci) "**SEC**" means the United States Securities and Exchange Commission;

(cj) "**Securities Authorities**" means the securities commissions or similar securities regulatory authorities in each of the provinces of Canada;

(ck) "**Securityholders**" means, collectively, the PrimeWest Securityholders and/or the Shiningbank Securityholders, as applicable;

(cl) "**SEL**" means Shiningbank Energy Ltd., a corporation incorporated under the ABCA;

(cm) "**SEL Royalty Agreement**" means the royalty agreement, as amended and restated as of May 16, 2006, among SEL, Shiningbank LP and the Shiningbank Trustee;

(cn) "**Shiningbank**" means Shiningbank Energy Income Fund, an unincorporated open-ended investment trust created under the laws of the province of Alberta;

(co) "**Shiningbank Administrative Services Agreement**" means the agreement between SEL and the Shiningbank Trustee on behalf of Shiningbank, dated October 9, 2002, as amended;

(cp) "**Shiningbank Arrangement Resolution**" means the special resolution in respect of the Arrangement to be voted upon by Shiningbank Securityholders at the Shiningbank Meeting;

(cq) "**Shiningbank Balance Sheets**" has the meaning set forth in Section 4.2(p);

(cr) "**Shiningbank Board of Directors**" means the board of directors of SEL as it may be comprised from time to time;

(cs) "**Shiningbank Credit Facilities Agreement**" means the Restated Credit Agreement dated as of December 31, 2004 among SEL, The Toronto Dominion Bank, as administrative agent, and the lenders party thereto, as amended from time to time;

(ct) "**Shiningbank Damages Event**" has the meaning set forth in Section 6.2;

(cu) "**Shiningbank DRIP**" means the distribution reinvestment and optional trust unit purchase plan of Shiningbank;

(cv) "**Shiningbank Exchangeable Shareholders**" means the holders of Shiningbank Exchangeable Shares;

(cw) "**Shiningbank Exchangeable Shares**" means the non-voting exchangeable shares in the capital of Shiningbank ExchangeCo;

(cx) "**Shiningbank ExchangeCo**" means Shiningbank Holdings Corporation, a corporation incorporated under the ABCA;

(cy) "**Shiningbank Financial Statements**" means, collectively, the audited consolidated financial statements of Shiningbank for the year ended December 31, 2006, together with the notes thereto and the report of the auditors thereon and the unaudited consolidated financial statements of Shiningbank for the three months ended March 31, 2007;

(cz) "**Shiningbank Incentive Plans**" means the Shiningbank Rights Incentive Plan, the Shiningbank PUP and the Shiningbank RUP;

(da) "**Shiningbank Information**" means the information describing Shiningbank and its business, operations and affairs and the matters to be considered at the Shiningbank Meeting included in the Shiningbank Information Circular;

(db) "**Shiningbank Information Circular**" means the information circular of Shiningbank to be sent by Shiningbank to the Shiningbank Securityholders in connection with the Shiningbank Meeting, which, unless otherwise determined by Shiningbank and PrimeWest, shall be part of a joint information circular that shall also be sent to PrimeWest Securityholders in connection with the PrimeWest Meeting;

(dc) "**Shiningbank Lock-up Agreements**" means the agreements between PrimeWest and the Shiningbank Lock-up Securityholders, in form and substance satisfactory to PrimeWest, acting reasonably, pursuant to which the Shiningbank Lock-up Securityholders have agreed to vote the Shiningbank Securities beneficially owned or controlled by the Shiningbank Lock-up Securityholders in favour of the Shiningbank Arrangement Resolution and to otherwise support the Arrangement and other related matters to be considered at the Shiningbank Meeting;

(dd) "**Shiningbank Lock-up Securityholders**" means the directors and officers of SEL;

(de) "**Shiningbank LP**" means Shiningbank Limited Partnership, a limited partnership formed pursuant to the laws of Alberta, the general partner of which is SEL;

(df) **"Shiningbank LP Agreement"** means the limited partnership agreement of Shiningbank LP dated as of December 10, 2004 and as may be amended from time to time;

(dg) **"Shiningbank LP Royalty Agreement"** means the royalty agreement, as amended and restated as of May 16, 2006, among Shiningbank LP, SEL, as the general partner of Shiningbank LP, and the Shiningbank Trustee;

(dh) **"Shiningbank Managed Entities"** means, collectively, SEL, Shiningbank ExchangeCo, SLP Holdings Inc., Shiningbank Operating Trust and Shiningbank LP and all other subsidiary entities of Shiningbank and of any Shiningbank Managed Entity and **"Shiningbank Managed Entity"** means any one of them;

(di) **"Shiningbank Managed Entities Notes"** means the demand promissory notes issued from time to time by a Shiningbank Managed Entity to Shiningbank;

(dj) **"Shiningbank Material Agreements"** means, collectively, the Shiningbank Administrative Services Agreement, the Shiningbank Trust Indentures, the Shiningbank Managed Entities Notes, the Shiningbank Royalty Agreements, the Shiningbank Credit Facilities Agreement, the Shiningbank Unitholder Rights Plan Agreement and the Shiningbank LP Agreement;

(dk) **"Shiningbank Meeting"** means the special meeting of Shiningbank Securityholders to be held to consider the Shiningbank Arrangement Resolution and related matters, and any adjournment thereof;

(dl) **"Shiningbank Operating Trust"** means Shiningbank Operating Trust, an unincorporated trust organized under the laws of the Province of Alberta;

(dm) **"Shiningbank Operating Trust Trust Indenture"** means the trust indenture of the Shiningbank Operating Trust dated September 30, 2004 between Arne R. Nielsen and SLP Holdings Inc.;

(dn) **"Shiningbank Parties"** means Shiningbank, SEL, Shiningbank ExchangeCo, SLP Holdings Inc., Shiningbank Operating Trust and Shiningbank LP and **"Shiningbank Party"** means any of them unless the context otherwise requires;

(do) **"Shiningbank Performance Units"** means performance units issued pursuant to the Shiningbank PUP;

(dp) **"Shiningbank Plans"** has the meaning set forth in Section 4.2(w);

(dq) **"Shiningbank PUP"** means the performance unit plan of SEL;

(dr) **"Shiningbank Restricted Units"** means restricted units issued pursuant to the Shiningbank RUP;

(ds) **"Shiningbank Rights"** means any outstanding rights to acquire Shiningbank Units pursuant to the Shiningbank Rights Incentive Plan;

(dt) **"Shiningbank Rights Incentive Plan"** means the trust units rights incentive plan of Shiningbank;

(du) "**Shiningbank Royalty Agreements**" means, collectively, the SEL Royalty Agreement and the Shiningbank LP Royalty Agreement;

(dv) "**Shiningbank RUP**" means the restricted unit plan of SEL;

(dw) "**Shiningbank Securities**" means, collectively, the Shiningbank Units and the Shiningbank Exchangeable Shares;

(dx) "**Shiningbank Securityholders**" means, collectively, the Shiningbank Unitholders and the Shiningbank Exchangeable Shareholders;

(dy) "**Shiningbank Trust Indenture**" means the amended and restated trust indenture dated September 6, 2005 between SEL and Shiningbank Trustee;

(dz) "**Shiningbank Trust Indentures**" means the Shiningbank Trust Indenture and the Shiningbank Operating Trust Trust Indenture;

(ea) "**Shiningbank Trustee**" means Computershare Trust Company of Canada, in its capacity as trustee under the Shiningbank Trust Indenture;

(eb) "**Shiningbank Unitholder**" means a holder of one or more Shiningbank Units;

(ec) "**Shiningbank Unitholder Rights Plan**" means the unitholder rights plan of Shiningbank established pursuant to the Shiningbank Unitholder Rights Plan Agreement;

(ed) "**Shiningbank Unitholder Rights Plan Agreement**" means the amended and restated Unitholder Rights Plan Agreement dated May 16, 2006 among Shiningbank, SEL and Computershare Trust Company of Canada;

(ee) "**Shiningbank Units**" means the trust units of Shiningbank, as presently constituted;

(ef) "**Subsidiary**" means, with respect to any Person, a subsidiary (as that term is defined in the ABCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any general partnership, limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation;

(eg) "**Superior Proposal**" has the meaning set forth in Section 3.4(b)(v);

(eh) "**Tax**" or "**Taxes**" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, *ad valorem* taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which PrimeWest

or Shiningbank (or any of their respective Subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

(ei) "**Tax Returns**" shall mean all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

(ej) "**Trust Meetings**" means, collectively, the PrimeWest Meeting and the Shiningbank Meeting called to consider, inter alia, the PrimeWest Arrangement Resolution and the Shiningbank Arrangement Resolution, respectively, and related matters, and any adjournment thereof;

(ek) "**TSX**" means the Toronto Stock Exchange;

(el) "**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended; and

(em) "**U.S. Securities Laws**" means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms "**this Agreement**", "**hereof**", "**herein**" and "**hereunder**" and similar expressions refer to this Agreement (including Schedule A hereto) and not to any particular article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4 Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

1.5 Entire Agreement

This Agreement, the Confidentiality Agreements, the PrimeWest Lock-up Agreements and the Shiningbank Lock-up Agreements constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof.

1.6 Currency

All sums of money that are referred to in this Agreement are expressed in lawful money of Canada.

1.7 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles ("**GAAP**") and all determinations of an accounting nature are required to be made shall be made in a manner consistent with GAAP.

1.8 Disclosure in Writing

References to disclosure in writing herein shall, in the case of PrimeWest, include disclosure to PrimeWest or PEI or its or their representatives and in the case of Shiningbank, include disclosure to Shiningbank or SEL or its or their representatives.

1.9 Interpretation Not Affected by Party Drafting

The Parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.10 Trust Power and Capacity

In this Agreement references to the power and capacity of PrimeWest and Shiningbank, as the case may be, are deemed to be references to that of the PrimeWest Trustee and the Shiningbank Trustee, or their respective duly authorized delegates or agents, pursuant to the power and capacity of trustees generally under the Laws of the Province of Alberta and pursuant to the powers of the trustees specified in the PrimeWest Trust Indenture and Shiningbank Trust Indenture, respectively.

1.11 Schedules

The following schedule attached hereto is incorporated into and form an integral part of this Agreement:

A Plan of Arrangement

ARTICLE 2
THE ARRANGEMENT

2.1 Plan of Arrangement

Each of PrimeWest, PEI, Shiningbank, SEL and MFCorp will forthwith jointly file, proceed with and diligently prosecute an application for an Interim Order providing for, among other things, the calling and holding of the PrimeWest Meeting and the Shiningbank Meeting which shall be held on the same date, if practicable, for the purpose of considering and, if deemed advisable, approving the PrimeWest Arrangement Resolution and the Shiningbank Arrangement Resolution, respectively, and the other matters to be considered at the applicable Trust Meeting. Provided all necessary approvals for the PrimeWest Arrangement Resolution and the Shiningbank Arrangement Resolution are obtained from the PrimeWest Securityholders and the Shiningbank Securityholders, respectively, each of PrimeWest, PEI, Shiningbank, SEL and MFCorp shall submit the Arrangement to the Court and jointly apply for the Final Order. Upon issuance of the Final Order and subject to the conditions precedent in Article 5, each of PrimeWest, PEI, Shiningbank and SEL shall forthwith proceed to file with the Registrar the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the

Arrangement pursuant to subsection 193(9) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any further act or formality.

2.2 **Interim Order**

The Interim Order shall provide that:

(a) for the purpose of the PrimeWest Meeting:

(i) the securities of PrimeWest for which holders shall be entitled to vote on the PrimeWest Arrangement Resolution shall be the PrimeWest Units and the PrimeWest Exchangeable Shares;

(ii) the PrimeWest Securityholders shall be entitled to vote on the PrimeWest Arrangement Resolution and the other matters to be considered at the PrimeWest Meeting together as a single class, and not as separate classes, with each PrimeWest Unitholder being entitled to one vote for each PrimeWest Unit held by such holder and each PrimeWest Exchangeable Shareholder being entitled to that number of votes equal to the exchange ratio of the PrimeWest Exchangeable Shares (expressed as the number of PrimeWest Units that are issuable on the record date for the PrimeWest Meeting on the exchange of one PrimeWest Exchangeable Share), for each PrimeWest Exchangeable Share held by such holder; and

(iii) the requisite majority for the approval of the PrimeWest Arrangement Resolution shall be: (i) two-thirds of the votes cast by the PrimeWest Securityholders present in person or by proxy at the PrimeWest Meeting, voting together as a single class, and not as separate classes; and (ii) a majority of the votes cast by the PrimeWest Unitholders, after excluding the votes cast by those persons whose votes must be excluded pursuant to Ontario Securities Commission Rule 61-501 or the equivalent rules in the Province of Quebec;

(b) for the purpose of the Shiningbank Meeting:

(i) the securities of Shiningbank for which holders shall be entitled to vote on the Shiningbank Arrangement Resolution shall be the Shiningbank Units and the Shiningbank Exchangeable Shares;

(ii) the Shiningbank Securityholders shall be entitled to vote on the Shiningbank Arrangement Resolution and the other matters to be considered at the Shiningbank Meeting together as a single class, and not as separate classes, with each Shiningbank Unitholder being entitled to one vote for each Shiningbank Unit held by such holder and each Shiningbank Exchangeable Shareholder being entitled to that number of votes equal to the exchange ratio of the Shiningbank Exchangeable Shares (expressed as the number of Shiningbank Units that are issuable on the record date for the Shiningbank Meeting on the exchange of one Shiningbank Exchangeable Share), for each Shiningbank Exchangeable Share held by such holder; and

(iii) the requisite majority for the approval of the Shiningbank Arrangement Resolution shall be: (i) two-thirds of the votes cast by the Shiningbank Securityholders present in person or by proxy at the Shiningbank Meeting, voting together as a single class, and not as separate classes; and (ii) a majority of the votes cast by the Shiningbank Unitholders, after excluding the votes cast by those persons whose votes must be excluded pursuant to Ontario Securities Commission Rule 61-501 or the equivalent rules in the Province of Quebec.

2.3 Information Circulars and Meetings

(a) As promptly as practical following the execution of this Agreement and in compliance with the Interim Order and applicable corporate, trust and securities Laws:

(i) PrimeWest and PEI shall:

(A) prepare the PrimeWest Information Circular and cause such circular to be mailed to the PrimeWest Securityholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same is required to be mailed and filed; and

(B) convene the PrimeWest Meeting; and

(ii) Shiningbank and SEL shall:

(A) prepare the Shiningbank Information Circular and cause such circular to be mailed to the Shiningbank Securityholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same is required to be mailed and filed; and

(B) convene the Shiningbank Meeting.

2.4 Employees

(a) On or before the Effective Date, PrimeWest and Shiningbank shall agree upon those employees or consultants of PEI and SEL who will be offered employment or continued employment or continued consulting with AmalgamationCo, or one of its Subsidiaries ("**PrimeWest Offered Employees**"), with such employment, if provided, to be effective immediately following the Effective Time. The PrimeWest Offered Employees shall be offered employment or continued employment or continued consulting on terms and conditions comparable, in the aggregate, to the terms and conditions on which they are currently employed or retained.

If any PrimeWest Offered Employee does not accept employment or continued employment from AmalgamationCo or one of its Subsidiaries, such employee shall not (unless otherwise entitled by law or contract) be entitled on completion of the Arrangement to the payment of a severance payment. Each of PEI and SEL shall be responsible for all any severance obligations of PEI or SEL, respectively, in respect of those employees not offered continued employment with AmalgamationCo or one of its Subsidiaries.

(b) PrimeWest and Shiningbank shall agree, acting reasonably, on retention plans for the employees of SEL.

(c) PrimeWest acknowledges that the Arrangement will result in a "change of control" for purposes of the Shiningbank Incentive Plans and that the vesting of all Shiningbank Rights and the maturity of all Shiningbank Restricted Units and Shiningbank Performance Units will be accelerated. With respect to the Shiningbank RUP and the Shiningbank PUP, Shiningbank agrees to cause all payments (net of applicable withholding taxes) to be made under the outstanding Shiningbank Restricted Units and the Shiningbank Performance Units on or before the Effective Time. With respect to the Shiningbank Rights Incentive Plan, Shiningbank agrees to issue and deliver Shiningbank Units upon the due exercise of outstanding Shiningbank Rights such that any Shiningbank Units so issued will then participate in the Arrangement on the same basis as the existing Shiningbank Units.

2.5 **Effective Date**

The Arrangement shall become effective at the Effective Time. The Parties shall use their reasonable commercial efforts to cause the Effective Date to occur as soon as reasonably practicable after all necessary approvals (including the approvals at the Trust Meetings) in respect of the Arrangement are received to the satisfaction of the Parties, provided, however, that the Effective Date shall not occur during the period commencing on the second Business Day prior to a distribution record date of PrimeWest and ending on the third Business Day prior to a distribution record date of Shiningbank in the same calendar month (so that a Shiningbank Unitholder would not miss a distribution payable by PrimeWest in the month following the month in which the Effective Date occurs), and in any event shall occur no later than the Outside Date.

2.6 **Post-Closing Wind-up**

Provided the Arrangement is completed, unless it is determined by the Parties that is it is not necessary to effect the intention of the Parties set forth in Section 2.7, AmalgamationCo shall completely dissolve and liquidate Shiningbank and MFCorp as soon as reasonably practicable after the Effective Date and in any event within 365 days following the Effective Date, and AmalgamationCo shall cause MFCorp not to engage in any business following the Effective Date. On the date after the Effective Date, PrimeWest shall and shall cause Shiningbank to file an election on U.S. Internal Revenue Service Form 8832 (Entity Classification Election) to be classified as a disregarded entity for United States federal income tax purposes as permitted under Section 7701 of the Internal Revenue Code and the Treasury Regulations promulgated thereunder and at all times after the Effective Time, PrimeWest shall be the sole unitholder and equity holder in Shiningbank. Furthermore, Shiningbank shall not engage in any business or hold any assets (other than a minimal amount of cash) from the Effective Time until the day after such elections are filed with the U.S. Internal Revenue Service.

2.7 **Tax Election**

It is intended that steps 3.1(i) and 3.1(l) and 3.1(m) and 3.1(o) of the Plan of Arrangement qualify as a qualifying exchange for the purposes of section 132.2 of the ITA and applicable provincial income tax statutes. In order to give effect to this intention, with respect to steps 3.1(i) and 3.1(l), PrimeWest and Shiningbank shall, and, with respect to steps 3.1(m) and 3.1(o), MFCorp and PrimeWest shall, within the time determined under paragraph (c) of the definition of "qualifying exchange" in subsection 132.2(2) of the ITA, or as provided in any amendments to section 132.2 that are enacted and that apply to the transfer, jointly execute and file the election referred to in that paragraph (c) or in any such amendments in the

form prescribed for the purposes of the election, and elections in prescribed form under the corresponding provisions of applicable provincial income tax statutes.

2.8 United States Tax Considerations

The Parties intend that the series of transactions contemplated by steps 3.1(c) through 3.1(o) of the Plan of Arrangement ("**Combination Transactions**"), considered together as a single integrated transaction for United States federal income tax purposes, will qualify as a "reorganization" with respect to Shiningbank and the Shiningbank Unitholders within the meaning of Section 368(a)(1) of the U.S. Internal Revenue Code (the "**Code**"). This Agreement is intended to constitute a "plan of reorganization" within the meaning of Treasury Regulation Section 1.368-2(g). Each Party agrees that it shall (a) treat the Combination Transactions as a single integrated transaction for U.S. federal income tax purposes that qualifies as a "reorganization" within the meaning of Section 368(a)(1) of the Code and (b) retain such records and file such information as is required to be retained and filed pursuant to Treasury Regulation Section 1.368-3 in connection with the Combination Transactions. Excluding the transactions contemplated by this Agreement and the Plan of Arrangement, no Party shall take any action, fail to take any action, cause any action to be taken or cause any action to fail to be taken that could reasonably be expected to prevent the Combination Transactions, considered together as a single integrated transaction, from qualifying as a "reorganization" within the meaning of Section 368(a)(1) of the Code with respect to PrimeWest and the PrimeWest Unitholders or with respect to Shiningbank and the Shiningbank Unitholders.

ARTICLE 3
COVENANTS

3.1 Covenants of PrimeWest and PEI to Shiningbank and SEL

Until the Effective Date or termination of this Agreement, except with the prior written consent of Shiningbank and SEL (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) PrimeWest shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or other property) in respect of its outstanding PrimeWest Units other than regular monthly cash distributions on the PrimeWest Units of an amount equal to approximately $0.25 per PrimeWest Unit; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any PrimeWest Units, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, PrimeWest Units (other than on exercise of currently outstanding PrimeWest Exchangeable Shares, currently outstanding PrimeWest Rights, upon conversion of PrimeWest Convertible Debentures or pursuant to the PrimeWest DRIP); (iv) redeem, purchase or otherwise acquire any of its outstanding trust units or other securities, other than redemptions required pursuant to the PrimeWest Trust Indenture; (v) split, combine or reclassify any of the PrimeWest Units; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of PrimeWest; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(b) PrimeWest shall use its reasonable commercial efforts to cause its current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement

policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(c) PrimeWest shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Time or termination of this Agreement, whichever first occurs;

(d) PrimeWest shall promptly notify Shiningbank in writing of any material change (actual, anticipated, contemplated or, to the knowledge of PrimeWest threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by PrimeWest in this Agreement, which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and PrimeWest shall in good faith discuss with Shiningbank any change in circumstances (actual, anticipated, contemplated, or to the knowledge of PrimeWest threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Shiningbank pursuant to this provision;

(e) PrimeWest shall use its reasonable commercial efforts to obtain the consent of its bankers (if required) and any other third-party consents required for the transactions contemplated hereby and provide the same to Shiningbank on or prior to the Effective Date;

(f) PrimeWest shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1 and 5.3 as soon as reasonably possible following execution of this Agreement to the extent that the satisfaction of the same is within the control of PrimeWest;

(g) PrimeWest shall provide notice to Shiningbank of the PrimeWest Meeting and allow Shiningbank's representatives to attend such meeting;

(h) PrimeWest will assist Shiningbank in the preparation of the Shiningbank Information Circular and provide to Shiningbank, in a timely and expeditious manner, all information as may be reasonably requested by Shiningbank with respect to PrimeWest for inclusion in the Shiningbank Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof and to enable Shiningbank to meet the standard referred to in Section 3.2(p) with respect to PrimeWest, the Arrangement and the transactions to be considered at the Shiningbank Meeting;

(i) PrimeWest shall indemnify and save harmless Shiningbank and the directors, officers and agents of Shiningbank and SEL, as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Shiningbank or SEL, or any director, officer or agent thereof, may be subject or which Shiningbank or SEL, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i) any misrepresentation in the PrimeWest Information Circular or in any material filed in compliance or intended compliance with any Applicable Law;

(ii) any misrepresentation or alleged misrepresentation in the material provided by PrimeWest for inclusion in the Shiningbank Information Circular;

(iii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the PrimeWest Information Circular or information provided by PrimeWest for inclusion in the Shiningbank Information Circular or in any material filed by or on behalf of PrimeWest in compliance or intended compliance with Applicable Canadian Securities Laws, which prevents or restricts the trading in the PrimeWest Units; and

(iv) PrimeWest not complying with any requirement of Applicable Law in connection with the transactions contemplated in this Agreement;

except that PrimeWest shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation of a material fact based solely on the Shiningbank Information included in the PrimeWest Information Circular or the negligence of Shiningbank;

(j) except for proxies and other non-substantive communications with securityholders, PrimeWest will furnish promptly to Shiningbank and Shiningbank's counsel a copy of each notice, report, schedule or other document delivered, filed or received by PrimeWest in connection with: (i) the Arrangement; (ii) the PrimeWest Meeting; (iii) any filings under Applicable Law; and (iv) any dealings with regulatory agencies in connection with the transactions contemplated hereby;

(k) PrimeWest shall solicit proxies to be voted at the PrimeWest Meeting in favour of all of the matters to be considered at the PrimeWest Meeting, including the PrimeWest Arrangement Resolution;

(l) PrimeWest shall conduct the PrimeWest Meeting in accordance with the PrimeWest Trust Indenture and any instrument governing the PrimeWest Meeting (including, without limitation, the Interim Order) as applicable, and as otherwise required by Applicable Law;

(m) PrimeWest will make all necessary filings and applications under Applicable Canadian Securities Laws and U.S. Securities Laws required to be made on the part of PrimeWest in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such laws and regulations;

(n) in the event that dissent rights are given to PrimeWest Securityholders under the terms of the Interim Order, PrimeWest shall promptly advise Shiningbank of the number of PrimeWest Securities for which PrimeWest receives notices of dissent or written objections to the Arrangement and provide Shiningbank with copies of such notices and written objections;

(o) prior to the Effective Date, PrimeWest will use its commercially reasonable efforts to obtain approval for the listing of the PrimeWest Units issuable pursuant to the Arrangement (including the any PrimeWest Units issuable pursuant to the PrimeWest LTIP and any other PrimeWest Units issuable upon conversion of PrimeWest Convertible Debentures or other rights to acquire PrimeWest Units) on the TSX and on the NYSE;

(p) subject to compliance by Shiningbank with Section 3.2(h), PrimeWest will ensure that the PrimeWest Information Circular provides PrimeWest Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Shiningbank Information in the PrimeWest Information Circular in the form approved by Shiningbank and shall include, without limitation (i) any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Law; (ii) the unanimous determination of the PrimeWest Board of Directors that the Arrangement is fair to the PrimeWest Securityholders and is in the best interests of PrimeWest and PrimeWest Securityholders, and include the unanimous recommendation of the PrimeWest Board of Directors that the PrimeWest Securityholders vote in favour of the PrimeWest Arrangement Resolution; and (iii) the fairness opinion of PrimeWest's financial advisors that the consideration to be offered pursuant to the Arrangement is fair, from a financial point of view, to the PrimeWest Unitholders; provided that, notwithstanding the covenants of PrimeWest in this subsection, prior to the completion of the Arrangement, the PrimeWest Board of Directors may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the PrimeWest Board of Directors, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the PrimeWest Board of Directors;

(q) PrimeWest shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Arrangement;

(r) PrimeWest's affairs and the business of PEI and each of their other Subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and that become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement;

(s) PrimeWest shall not, except as previously disclosed to Shiningbank in writing or otherwise without prior consultation with and the consent of Shiningbank, such consent not to be unreasonably withheld, directly or indirectly: (i) sell, pledge, dispose of or encumber any assets having a value in excess of $10 million individually or $40 million in the aggregate, other than production in the ordinary course of business; (ii) expend or commit to expend amounts in respect of capital or operating expenses in excess of $10 million individually or $40 million in the aggregate, except to the extent that such expenditures are set forth in the capital budget of PrimeWest disclosed to Shiningbank

prior to the date of this Agreement; (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Arrangement; (iv) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof which is not a Subsidiary or affiliate of PrimeWest, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer with an acquisition cost in excess of $40 million in the aggregate; (v) acquire any assets with an acquisition cost in excess of $10 million individually or $40 million in the aggregate; (vi) incur any indebtedness for borrowed money in excess of existing credit facilities, or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in respect of the Arrangement; (vii) authorize, recommend or propose any release or relinquishment or any material contract right; (viii) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; or (ix) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(t) no amendments shall be made to outstanding PrimeWest Rights; and

(u) each of PrimeWest and PEI shall use its commercially reasonable efforts to cause the resignation of all of the directors and officers of PEI and all the Subsidiaries of PrimeWest and PEI at the Effective Time who will not be continuing as a director or officer of AmalgamationCo (and for such directors and officers to provide releases in form and substance satisfactory to Shiningbank and such directors and officers).

3.2 Covenants of Shiningbank and SEL to PrimeWest and PEI

Until the Effective Date or termination of this Agreement, except with the prior written consent of PrimeWest and PEI (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) Shiningbank shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property) in respect of its outstanding Shiningbank Units other than regular monthly cash distributions on the Shiningbank Units of an amount equal to approximately $0.15 per Shiningbank Unit; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any Shiningbank Units, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Shiningbank Units (other than on exercise of currently outstanding Shiningbank Exchangeable Shares, currently outstanding Shiningbank Rights or pursuant to the Shiningbank DRIP); (iv) redeem, purchase or otherwise acquire any of its outstanding trust units or other securities, except other than redemptions required pursuant to the Shiningbank Trust Indenture; (v) split, combine or reclassify any of the Shiningbank Units; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Shiningbank; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(b) Shiningbank shall use its reasonable commercial efforts to cause its current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(c) Shiningbank shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Time or termination of this Agreement, whichever first occurs;

(d) Shiningbank shall promptly notify PrimeWest in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Shiningbank threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by Shiningbank in this Agreement, which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Shiningbank shall in good faith discuss with PrimeWest any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Shiningbank threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to PrimeWest pursuant to this provision;

(e) Shiningbank shall use its reasonable commercial efforts to obtain the consent of its bankers (if required) and any other third-party consents required for the transactions contemplated hereby and provide the same to PrimeWest on or prior to the Effective Date;

(f) Shiningbank shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1 and 5.2 as soon as reasonably possible to the extent that the satisfaction of the same is within the control of Shiningbank;

(g) Shiningbank shall provide notice to PrimeWest of the Shiningbank Meeting and allow PrimeWest's representatives to attend such meeting;

(h) Shiningbank will assist PrimeWest in the preparation of the PrimeWest Information Circular and provide to PrimeWest, in a timely and expeditious manner, all information as may be reasonably requested by PrimeWest with respect to Shiningbank for inclusion in the PrimeWest Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof and to enable PrimeWest to meet the standard referred to in Section 3.1(p) with respect to Shiningbank, the Arrangement and the transactions to be considered at the PrimeWest Meeting;

(i) Shiningbank shall indemnify and save harmless PrimeWest and the directors, officers and agents of PrimeWest and PEI, as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which PrimeWest or PEI, or any director, officer or agent thereof, may be subject or which PrimeWest or PEI, or any director, officer or agent

thereof, may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i) any misrepresentation in the Shiningbank Information Circular or in any material filed in compliance or intended compliance with any Applicable Law;

(ii) any misrepresentation or alleged misrepresentation in the material provided by Shiningbank for inclusion in the PrimeWest Information Circular;

(iii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Shiningbank Information Circular or in the material provided by Shiningbank for inclusion in the PrimeWest Information Circular or in any material filed by or on behalf of Shiningbank in compliance or intended compliance with Applicable Canadian Securities Laws, which prevents or restricts the trading in the Shiningbank Units; and

(iv) Shiningbank not complying with any requirement of Applicable Law in connection with the transactions contemplated in this Agreement;

except that Shiningbank shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation of a material fact based solely on the PrimeWest Information included in the Shiningbank Information Circular or the negligence of PrimeWest;

(j) except for proxies and other non-substantive communications with securityholders, Shiningbank will furnish promptly to PrimeWest or PrimeWest's counsel a copy of each notice, report, schedule or other document delivered, filed or received by Shiningbank in connection with: (i) the Arrangement; (ii) the Shiningbank Meeting; (iii) any filings under Applicable Law; and (iv) any dealings with regulatory agencies in connection with the transactions contemplated hereby;

(k) Shiningbank shall solicit proxies to be voted at the Shiningbank Meeting in favour of matters to be considered at the Shiningbank Meeting, including the Shiningbank Arrangement Resolution;

(l) Shiningbank shall conduct the Shiningbank Meeting in accordance with the Shiningbank Trust Indenture and any instrument governing the Shiningbank Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by Applicable Law;

(m) Shiningbank will make all necessary filings and applications under Applicable Canadian Securities Laws (and U.S. Securities Laws, if any) required to be made on the part of Shiningbank in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Laws;

(n) in the event that dissent rights are given to Shiningbank Securityholders under the terms of the Interim Order, Shiningbank shall promptly advise PrimeWest of the number of Shiningbank Securities for which Shiningbank receives notices of dissent or written

objections to the Arrangement and provide PrimeWest with copies of such notices and written objections;

(o) prior to the Effective Date, Shiningbank will cooperate with PrimeWest in making application to list the PrimeWest Units issuable pursuant to the Arrangement on the TSX and on the NYSE;

(p) subject to compliance by PrimeWest with Section 3.1(h), Shiningbank will ensure that the Shiningbank Information Circular provides Shiningbank Unitholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the PrimeWest Information in the Shiningbank Information Circular in the form approved by PrimeWest and shall include, without limitation (i) any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Law; (ii) the unanimous determination of the Shiningbank Board of Directors that the Arrangement is fair to Shiningbank Securityholders and is in the best interests of Shiningbank and Shiningbank Securityholders, and include the unanimous recommendation of the Shiningbank Board of Directors that the Shiningbank Securityholders vote in favour of the Shiningbank Arrangement Resolution; and (iii) the fairness opinion of Shiningbank's financial advisor that the Arrangement is fair, from a financial point of view, to Shiningbank Securityholders; provided that, notwithstanding the covenants of Shiningbank in this subsection, prior to the completion of the Arrangement, the Shiningbank Board of Directors may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the Shiningbank Board of Directors, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the Shiningbank Board of Directors;

(q) Shiningbank shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Arrangement;

(r) Shiningbank's affairs and the business of SEL and each of their Subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement;

(s) Shiningbank shall not, except as previously disclosed to PrimeWest in writing or otherwise without prior consultation with and the consent of PrimeWest, such consent not to be unreasonably withheld, directly or indirectly: (i) sell, pledge, dispose of or encumber any assets having a value in excess of $2.5 million individually or $10 million in the aggregate, other than production in the ordinary course of business; (ii) expend or commit to expend amounts in respect of capital or operating expenses in excess of $2.5 million individually or $10 million in the aggregate, except to the extent that such expenditures are set forth in the capital budget of Shiningbank disclosed to PrimeWest

prior to the date of this Agreement; (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Arrangement; (iv) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof which is not a Subsidiary or affiliate of Shiningbank, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer with an acquisition cost in excess of $10 million in the aggregate; (v) acquire any assets with an acquisition cost in excess of $2.5 million individually or $10 million in the aggregate; (vi) incur any indebtedness for borrowed money in excess of existing credit facilities, or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in respect of the Arrangement; (vii) authorize, recommend or propose any release or relinquishment or any material contract right; (viii) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (ix) enter into or terminate any hedges, swaps or other financial instruments or like arrangements; or (x) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(t) except as otherwise permitted herein, neither Shiningbank nor any of its Subsidiaries shall adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with the Applicable Law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(u) Shiningbank shall not, nor permit any of its Subsidiaries to, grant any officer, director, employee or consultant an increase in compensation in any form or take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants, nor adopt or amend or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan from a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(v) except as otherwise contemplated herein, no amendments shall be made to outstanding Shiningbank Rights, Shiningbank Restricted Units or Shiningbank Performance Units and no new awards shall be made under the Shiningbank Incentive Plans, provided that awards may be made to employees hired after the date of this Agreement in an amount that is consistent with past practices;

(w) each of Shiningbank and SEL shall use its commercially reasonable efforts to cause the resignation of all of the directors and officers of SEL and all the Subsidiaries of Shiningbank and SEL at the Effective Time who will not be continuing as a director or officer of AmalgamationCo (and for such directors and officers to provide releases in form and substance satisfactory to PrimeWest and such directors and officers) and SEL

shall cooperate with PrimeWest to provide an orderly transition of control and management of Shiningbank and SEL and their Subsidiaries;

(x) each of Shiningbank and SEL shall use their commercially reasonable efforts to ensure that all outstanding Shiningbank Rights are exercised, terminated, expired or surrendered prior to the Effective Time, provided that Shiningbank and SEL shall not pay the holders any amount of consideration therefor nor shall they make any amendment to outstanding Shiningbank Rights, except to permit the early vesting of Shiningbank Rights and to cause the cancellation, termination, expiry or surrender of the Shiningbank Rights prior to the Effective Time without payment therefor; and

(y) each of Shiningbank and SEL shall use their commercially reasonable efforts to ensure that all outstanding Shiningbank Restricted Units and Shiningbank Performance Units shall have matured on or prior to the Effective Time and any amounts payable thereunder (net of applicable withholding taxes) shall have been made to the holders thereof prior to the Effective Time, provided that Shiningbank and SEL shall not make any amendment to outstanding Shiningbank Restricted Units or Shiningbank Performance Units, except to permit the early maturity thereof and to cause the cancellation, termination, expiry or surrender thereof prior to the Effective Time without payment therefor.

3.3 **Mutual Covenants Regarding the Arrangement**

From the date hereof until the Effective Date, each of PrimeWest, PEI, Shiningbank, SEL and MFCorp will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Law within its control to complete the Arrangement, including using reasonable efforts:

(a) to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(b) in respect of the PrimeWest Parties and the Shiningbank Parties, to, on or before the Effective Date, cause confirmation of employment to be made to any employees of PEI or SEL who will be offered employment or continued employment or continued consulting with AmalgamationCo, or one of its Subsidiaries;

(c) to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(d) to effect all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement, and each of PrimeWest and Shiningbank will use its reasonable commercial efforts to cooperate with the others in connection with the performance by the others of their obligations hereunder including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of PEI and SEL, subject to the Confidentiality Agreements in respect of PrimeWest, PEI, Shiningbank and SEL;

(e) reasonably cooperate with the other and their tax advisors in structuring the Arrangement in a tax effective manner, and assist the other and their tax advisors in making such

investigations and inquiries with respect to such Party in that regard, as the other Parties and their tax advisors shall consider necessary, acting reasonably, provided that such Party shall not be obligated to consent or agree to any structuring that has the effect of reducing the consideration to be received under the Arrangement by any of its securityholders;

(f) use their reasonable commercial efforts to cause the mailing of the PrimeWest Information Circular and the Shiningbank Information Circular to the PrimeWest Securityholders and the Shiningbank Securityholders, respectively, to occur as soon as reasonably practicable after the date hereof and in any event by June 15, 2007; and

(g) in respect of MFCorp, to:

(i) file the Articles of Arrangement once the other Parties satisfy or waive the applicable conditions precedent set forth in Article 5 hereof;

(ii) not, except with the consent of PrimeWest and Shiningbank, amend its constating documents;

(iii) not conduct any business, enter into any agreement or incur any liabilities except in connection with the transactions contemplated by this Agreement; and

(iv) take all reasonable actions required to give effect to the transactions contemplated by this Agreement and not take any actions that would hinder the transactions contemplated by this Agreement.

3.4 PrimeWest and Shiningbank Covenants Regarding Non-Solicitation

(a) Except to the extent disclosed in writing to and consented to by PrimeWest or Shiningbank, as applicable, each of PrimeWest, PEI, Shiningbank and SEL shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with such Party relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b) Except to the extent disclosed in writing to and consented to by PrimeWest or Shiningbank, as applicable, none of PrimeWest, PEI, Shiningbank or SEL shall, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i) solicit, facilitate, initiate or encourage any Acquisition Proposal;

(ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(iv) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision hereof, each of PrimeWest, PEI, Shiningbank and SEL and its officers, directors and advisers may:

(v) enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by such Party or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to the Confidentiality Agreements (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the other such Parties as set out below), may furnish to such third party information concerning such Party and its business, properties and assets, in each case if, and only to the extent that:

(A) the third party has first made a written *bona fide* Acquisition Proposal that the board of directors of PEI or SEL, as applicable, determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for securityholders of the Receiving Party than the Arrangement contemplated by this Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of PEI or SEL, as applicable, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Law (a "**Superior Proposal**"); and

(B) prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, such Party provides prompt notice to the other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such third party together with a copy of the confidentiality agreement referenced above and if not previously provided to the other Party, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that such Party shall notify the other Party orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, if not previously provided to the other Party, copies of all information provided

to such Party and all other information reasonably requested by the other Party), within 24 hours of the receipt thereof, shall keep the other Party informed of the status and details of any such inquiry, offer or proposal and answer the other Party's questions with respect thereto; or

(vi) comply with Section 172 of the *Securities Act* (Alberta) and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(vii) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the board of directors of PEI or SEL, as applicable, shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 3.4(c) hereof and after receiving the advice of outside counsel as reflected in minutes of the board of directors of such Party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Law and such Party complies with its obligations set forth in Section 3.4(c) hereof and terminates this Agreement in accordance with Section 8.1(e) or (f), as applicable, and concurrently therewith pays the amount required by Section 6.1 or 6.2, as applicable to the appropriate other Party.

(c) Each Party in receipt of a Superior Proposal (a "**Receiving Party**") shall give the other Parties (each a "**Responding Party**"), orally and in writing, at least 72 hours advance notice of any decision by the board of directors of PEI or SEL, as applicable, to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the board of directors of PEI or SEL, as applicable, has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such 72 hour period, the Receiving Party agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 72 hour period the Receiving Party shall and shall cause its financial and legal advisors to, negotiate in good faith with the Responding Party and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable the Receiving Party to proceed with the Arrangement as amended rather than the Superior Proposal. In the event the Responding Party proposes to amend this agreement and the Arrangement to provide that the holders of the PrimeWest Securities or Shiningbank Securities, as applicable, (the "**Receiving Party Securities**") shall receive a value per Receiving Party Security equal to or having a value greater than the value per Receiving Party Security provided in the Superior Proposal and so advises the board of directors of PEI or SEL, as applicable, prior to the expiry of such 72 hour period, the board of directors of PEI or SEL, as applicable, shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

(d) Each Party agrees that all information that may be provided to it by the other Party with respect to any Superior Proposal shall be treated as if it were "**Confidential Information**" as that term is defined in the Confidentiality Agreements and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreements or in order to enforce its rights under this Agreement in legal proceedings.

(e) Each of PrimeWest, PEI, Shiningbank and SEL shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of this section. Each of PrimeWest, PEI, Shiningbank and SEL shall be responsible for any breach of this section by its officers, directors, employees, investment bankers, advisers or representatives.

3.5 **Provision of Information; Access**

(a) From and after the date hereof, Shiningbank shall provide PrimeWest and its representatives access, during normal business hours and at such other time or times as PrimeWest may reasonably request, to its premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to PrimeWest (or in the case of competitively sensitive information, PrimeWest's representatives only) all information concerning its business, properties and personnel as PrimeWest may reasonably request, which information shall remain subject to the Confidentiality Agreements, in order to permit PrimeWest to be in a position to expeditiously and efficiently integrate the business and operations of Shiningbank with those of PrimeWest immediately upon but not prior to the Effective Date. Shiningbank shall confer with PrimeWest prior to taking action (other than in emergency situations) with respect to any material operational matters involved in its business.

(b) From and after the date hereof, PrimeWest shall provide Shiningbank and its representatives access, during normal business hours and at such other time or times as Shiningbank may reasonably request, to its premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to Shiningbank (or in the case of competitively sensitive information, Shiningbank's representatives only) all information concerning its business, properties and personnel as Shiningbank may reasonably request, which information shall remain subject to the Confidentiality Agreements, in order to permit Shiningbank to be in a position to expeditiously and efficiently integrate the business and operations of PrimeWest with those of Shiningbank immediately upon but not prior to the Effective Date. PrimeWest shall confer with Shiningbank prior to taking action (other than in emergency situations) with respect to any material operational matters involved in its business.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 **Representations and Warranties of PrimeWest to Shiningbank and SEL**

PrimeWest and PEI hereby jointly and severally make the following representations and warranties to and in favour of Shiningbank and SEL and acknowledge that each of Shiningbank and SEL is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a) **Organization and Qualification.** PrimeWest is a trust duly created and validly existing under the Laws of the Province of Alberta and has the requisite trust power and authority to own its assets and to conduct its affairs as now conducted. PEI is a corporation duly amalgamated and validly existing under the Laws of the Province of Alberta and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. Each of the other PrimeWest Parties is an entity duly incorporated, created or organized, as the case may be, under the Laws of its jurisdiction of incorporation, creation or organization, as applicable, and has the requisite power and authority to own its assets as now owned and to carry on its business as now conducted. Each of the PrimeWest Parties is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on the PrimeWest Parties, on a consolidated basis. Copies of the constating documents of the PrimeWest Parties (including the PrimeWest Material Agreements) provided to SEL, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b) **Authority Relative to this Agreement.** PEI has the requisite authority to enter into this Agreement, both in its own capacity and for and on behalf of PrimeWest, and each of PrimeWest and PEI has the requisite trust and corporate power and authority, respectively, to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by PrimeWest and PEI of the Arrangement have been duly authorized by the PrimeWest Board of Directors and, subject to the requisite approval of the PrimeWest Securityholders, no other proceedings on the part of PrimeWest or PEI are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by each of PrimeWest and PEI and constitutes a legal, valid and binding obligation of each of PrimeWest and PEI enforceable against each of them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c) **Subsidiaries.** PrimeWest has no Subsidiaries (other than the Material Subsidiaries) that are material to its business, operation or financial condition.

(d) **No Violations.** Except as disclosed to Shiningbank in writing prior to the date hereof, or contemplated by this Agreement:

(i) neither the execution and delivery of this Agreement by PrimeWest and PEI nor the consummation of the Arrangement nor compliance by the PrimeWest Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of the PrimeWest Parties or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the PrimeWest Material Agreements or the articles, by-laws, shareholder agreements or other constating documents

(including the PrimeWest Trust Indenture) of any PrimeWest Party, or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which an PrimeWest Party is a party or to which any of them, or any of their respective properties or assets, may be subject or by which an PrimeWest Party is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the PrimeWest Parties or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the PrimeWest Parties on a consolidated basis, or significantly impede the ability of the PrimeWest Parties to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on the PrimeWest Parties on a consolidated basis; and

(ii) other than in connection with or in compliance with the provisions of Applicable Law or which are required to be filed post-Arrangement, and except for the requisite approval of PrimeWest Securityholders: (A) there is no legal impediment to the PrimeWest Parties' consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the PrimeWest Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on the PrimeWest Parties, on a consolidated basis, or significantly impede the ability of the PrimeWest Parties to consummate the Arrangement.

(e) **Litigation.** There are no actions, suits or proceedings in existence or pending or, to the knowledge of PEI, threatened or for which there is a reasonable basis, affecting or that would affect the PrimeWest Parties or affecting or that would affect any of their respective property or assets at law or equity or before or by any Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of the PrimeWest Parties which, if successful, would have a Material Adverse Effect on the PrimeWest Parties on a consolidated basis, or would significantly impede the ability of the PrimeWest Parties to consummate the Arrangement.

(f) **Taxes, etc.** Except as disclosed in writing to Shiningbank prior to May 4, 2007:

(i) All Tax Returns required to be filed by or on behalf of any PrimeWest Parties have been duly filed on a timely basis and such tax returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by any PrimeWest Parties with respect to items or periods covered by such Tax Returns;

(ii) PrimeWest has paid or provided adequate accruals in its consolidated financial statements for the period from inception to December 31, 2006 for Taxes,

including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP;

(iii) for all periods ended on and after December 31, 2006, Shiningbank has been furnished by PrimeWest true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements received by any PrimeWest Party or on behalf of any PrimeWest Party relating to the Taxes; and (B) any material federal, provincial, state, local or foreign income or franchise tax returns for each PrimeWest Party;

(iv) no material deficiencies exist or have been asserted with respect to Taxes of PrimeWest or any of its Subsidiaries;

(v) none of PrimeWest or its Material Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of PrimeWest and PEI, has such an event been asserted or threatened against PrimeWest or its Material Subsidiaries or any of their respective assets that would have a Material Adverse Effect on the PrimeWest Parties on a consolidated basis. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of PrimeWest or its Material Subsidiaries. No audit by tax authorities of PrimeWest or its Material Subsidiaries is in process or, to the knowledge of PrimeWest and PEI, pending; and

(vi) PrimeWest has provided adequate accruals in its consolidated financial statements for the period ended December 31, 2006 (or such amounts are fully funded) for all pension or other employee benefit obligations of PrimeWest and its Subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on PrimeWest or its Material Subsidiaries.

(g) **Reporting Issuer Status**

(i) PrimeWest is a reporting issuer (where such concept exists) in good standing in all provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein;

(ii) the PrimeWest Units are registered under section 12 of the *United States Securities Exchange Act of 1934*, as amended, and PrimeWest is in material compliance with applicable U.S. Securities Laws; and

(iii) the PrimeWest Units are listed and posted for trading on the TSX and the NYSE and the PrimeWest Exchangeable Shares and the PrimeWest Convertible Debentures are listed and posted for trading on the TSX.

(h) **Capitalization**. PrimeWest is authorized to issue an unlimited number of PrimeWest Units and an unlimited number of Special Voting Units (as defined in the PrimeWest Trust Indenture). As at the close of business on May 9, 2007, PrimeWest had issued and outstanding: (i) 90,583,167 PrimeWest Units; (ii) 773,871 Special Voting Units and (iii) rights to acquire 685,475 PrimeWest Units pursuant to outstanding PrimeWest Rights. PrimeWest owns all of the issued and outstanding common shares of PEI, which as at the

date of this Agreement, has 1,161,568 issued and outstanding PrimeWest Exchangeable Shares, exchangeable into PrimeWest Units on the basis of 0.66623 PrimeWest Units for each PrimeWest Exchangeable Share, and owns all of the issued and outstanding securities of PrimeWest Petroleum. Other than PrimeWest Units issuable pursuant to the PrimeWest Rights, the PrimeWest Exchangeable Shares, the PrimeWest Convertible Debentures and the PrimeWest DRIP, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by PrimeWest of any securities of PrimeWest (including PrimeWest Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of PrimeWest (including PrimeWest Units). All outstanding PrimeWest Units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all PrimeWest Units issuable pursuant to the PrimeWest Rights, the PrimeWest Exchangeable Shares, the PrimeWest Convertible Debentures and the PrimeWest DRIP in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(i) **Ownership of Subsidiaries**. As of the date hereof, PrimeWest is the beneficial direct or indirect owner of all of the outstanding shares, general partnership units, limited partnership units and trust units, as applicable, of the PrimeWest Parties (other than PrimeWest and the outstanding PrimeWest Exchangeable Shares) with good title thereto free and clear of any and all encumbrances, except for security interests in such securities for the benefit of the lenders under PrimeWest's credit facilities. Other than as disclosed herein, there are no options, warrants or other rights, shareholder or unitholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of the PrimeWest Parties (other than PrimeWest) of any securities of the PrimeWest Parties (other than PrimeWest) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of the PrimeWest Parties (other than PrimeWest). All outstanding securities of the PrimeWest Parties have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(j) **No Orders**. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the PrimeWest Units, the PrimeWest Exchangeable Shares, the PrimeWest Convertible Debentures or any other securities of PrimeWest has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of PrimeWest and PEI, are contemplated or threatened under any Applicable Law or by any other regulatory authority.

(k) **Material Agreements**. There are no agreements material to the conduct of the PrimeWest Parties' affairs or businesses, as applicable, except for those agreements disclosed in the Public Record, disclosed in writing to the Shiningbank Parties or those entered into in the ordinary course of business, and all such material agreements are valid and subsisting and the PrimeWest Party that is a party thereto is not in material default under any such agreements.

(l) **Filings**. Except for filings necessary to complete the Arrangement, PrimeWest has filed all documents required to be filed by it with all applicable Governmental Entities and all

such documents were, as of their respective dates, in compliance in all material respects with all Applicable Law and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. PEI will deliver to SEL, as soon as they become available, true and complete copies of any material reports or statements required to be filed by PrimeWest with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by the Shiningbank Parties, as to which PrimeWest and PEI make no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Law.

(m) **No Material Adverse Change.** Since January 1, 2007:

(i) other than as disclosed in the Public Record, the PrimeWest Parties have conducted their respective businesses only in the ordinary and normal course;

(ii) other than as disclosed in the Public Record, no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to PrimeWest, taken as a whole, has been incurred other than in the ordinary course of business; and

(iii) there has not been any Material Adverse Change in respect of the PrimeWest Parties, on a consolidated basis.

(n) **Books and Records.** The records and minute books of the PrimeWest Parties have been maintained substantially in accordance with all Applicable Law and are complete and accurate in all material respects.

(o) **Reports.** As of their respective dates, (i) the PrimeWest Financial Statements, (ii) PrimeWest's Annual Information Form dated March 15, 2007 (including all documents incorporated by reference therein), (iii) PrimeWest's 2007 information circular and proxy statement for its annual general meeting of PrimeWest Unitholders dated March 15, 2007, (iv) all PrimeWest press releases, material change reports, business acquisition reports or similar documents filed with the Securities Authorities and the SEC since January 1, 2006 and (v) all prospectuses or other offering documents used by PrimeWest in the offering of its securities or filed with the Securities Authorities and the SEC since January 1, 2006, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all Applicable Law. The PrimeWest Financial Statements and other financial statements of PrimeWest included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of PrimeWest's independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position

of PrimeWest as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of PrimeWest on a consolidated basis. There has been no material change in PrimeWest accounting policies, except as described in the notes to the PrimeWest Financial Statements, since January 1, 2007.

(p) **Absence of Undisclosed Liabilities**. The PrimeWest Parties have no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i) those set forth or adequately provided for in the balance sheets and associated notes thereto included in the PrimeWest Financial Statements (the "**PrimeWest Balance Sheets**");

(ii) those incurred in the ordinary course of business and not required to be set forth in the PrimeWest Balance Sheets under GAAP;

(iii) those incurred in the ordinary course of business since the dates of the PrimeWest Balance Sheets and consistent with past practice; and

(iv) those incurred in connection with the execution of this Agreement.

(q) **Environmental**. Other than has been disclosed in the Public Record, there have not occurred any material spills, emissions or pollution on any property of any PrimeWest Party, nor has any PrimeWest Party been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to have a Material Adverse Effect on PrimeWest. All operations of the PrimeWest Parties have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not have a Material Adverse Effect on the PrimeWest Parties, on a consolidated basis. The PrimeWest Parties are not subject to nor are PrimeWest or PEI aware of:

(i) any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(ii) any demand or notice with respect to the breach of any Environmental Laws applicable to the PrimeWest Parties, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances,

which would have a Material Adverse Effect on the PrimeWest Parties on a consolidated basis.

(r) **Title**. Although they do not warrant title, except as disclosed in writing to Shiningbank, neither PrimeWest nor PEI has any knowledge or is aware of any defects, failures or impairments in the title of the PrimeWest Parties to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of such assets; (ii) the current

production volumes of the PrimeWest Parties; or (iii) the current consolidated cash flow of the PrimeWest Parties.

(s) **Licences**. Except as disclosed in the Public Record, each of the PrimeWest Parties has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such permissions the absence of which would not have a Material Adverse Effect on the PrimeWest Parties on a consolidated basis.

(t) **Compliance with Laws**. Each of the PrimeWest Parties has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of the PrimeWest Parties or on the ability of the PrimeWest Parties to consummate the Arrangement.

(u) **Long Term and Derivative Transactions**. Except as disclosed in the Public Record, or otherwise entered into in the ordinary course of business, none of the PrimeWest Parties has any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(v) **Fairness Opinion.** The PrimeWest Board of Directors has received a verbal opinion as of May 9, 2007 (and have been advised that the PrimeWest Board of Directors will receive a written opinion) from GMP Securities L.P. and Scotia Waterous Inc. that, subject to the review of final documentation, the consideration to be offered pursuant to the Arrangement is fair, from a financial point of view, to the PrimeWest Unitholders.

(w) **Employee Benefit Plans**. PrimeWest has made available to Shiningbank true, complete and correct copies of each employee benefits plan (the "**PrimeWest Plans**") covering active, former or retired employees of the PrimeWest Parties, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each PrimeWest Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor; (ii) all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof; (iii) each PrimeWest Plan that is required or intended to be qualified under applicable law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval; (iv) to the knowledge of PrimeWest and PEI, there are no pending or anticipated material claims against or otherwise involving any of the PrimeWest Employee Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of PrimeWest Plan activities) has been brought against or

with respect to any PrimeWest Plan; (v) all material contributions, reserves or premium payments required to be made to the PrimeWest Plans have been made or provided for; and (vi) no PrimeWest Party has any material obligations for retiree health and life benefits under any PrimeWest Plan.

(x) **Insurance.** Policies of insurance are in force as of the date hereof naming a PrimeWest Party as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which the PrimeWest Parties operate. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(y) **Indebtedness To and By Officers, Directors and Others.** None of the PrimeWest Parties is indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm's length to any PrimeWest Party, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to any of the PrimeWest Parties.

(z) **No Limitation.** There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which any PrimeWest Party is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of any PrimeWest Party in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this Agreement does not and will not result in the restriction of any PrimeWest Party from engaging in this business or from competing with any Person or in any geographic area.

(aa) **Guarantees and Indemnification.** Other than as disclosed in writing to Shiningbank, no PrimeWest Party is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the respective corporation or Applicable Law and other than standard indemnity agreements in underwriting and agency agreements and contracts entered into in the ordinary course of business) or any like commitment in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other Person, other than guarantees of obligations of any other PrimeWest Party.

(bb) **Information to Independent Engineer.** PrimeWest and PEI have no reason to believe that (i) the GLJ Report and (ii) if applicable, any other reserve evaluation reports which may be or be deemed to be, included or incorporated by reference in the PrimeWest Information Circular, whether in addition to or as a replacement for the report referred to in clause (i); was not accurate in all material respects as at the effective date of such reports, and, except for any impact of changes in commodity prices, which may or may not be material, PrimeWest and PEI have no knowledge of a Material Adverse Change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in such reports. PrimeWest has provided to GLJ all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and gas assets of the PrimeWest Parties, in each case as at the effective dates of such reports, and, in particular, all material information respecting the PrimeWest Parties' interests in their principal oil and gas assets and royalty burdens and net profits interest burdens thereon and such

information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no Material Adverse Change in any of the material information so provided since the date thereof.

(cc) **No Insider Rights.** No director, officer, insider or other party not at arm's length to any PrimeWest Party has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of any PrimeWest Party.

(dd) **Disclosure.** The data and information in respect of the PrimeWest Parties and their respective assets, reserves, liabilities, businesses, affairs and operations provided by or on behalf of PrimeWest to Shiningbank was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof.

(ee) **Debt and Working Capital.** As at March 31, 2007, PrimeWest's consolidated indebtedness, net of working capital, did not exceed $728 million. This figure includes positive working capital, excluding the current portion of long-term debt, of not less than $35 million, outstanding principal amount of the PrimeWest Convertible Debentures of not exceeding $241 million, the PrimeWest US Secured Notes and the PrimeWest UK Secured Notes of not exceeding $288 million and Bank Credit Facilities of not exceeding $234 million.

(ff) **No Defaults under Leases and Agreements.** Except as disclosed in writing to Shiningbank:

(i) no PrimeWest Party has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the PrimeWest Parties' oil and gas assets to which an PrimeWest Party is a party or by or to which any PrimeWest Party or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect; and

(ii) to their knowledge:

(A) each of the PrimeWest Parties is in good standing under all, and is not in default under any; and

(B) there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments

is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect.

(gg) **No Encumbrances.** None of the PrimeWest Parties has encumbered or alienated its interest in the PrimeWest Parties' oil and gas assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to encumbrances securing the PrimeWest Credit Facilities Agreement, the PrimeWest UK Secured Notes and the PrimeWest US Secured Notes and derivative transactions with the lenders (and other affiliates) thereunder or encumbrances disclosed in the Public Record, any governmental registry or those arising in the ordinary course of business, which are not material in the aggregate or have been disclosed in writing to Shiningbank.

(hh) **No Reduction of Interests.** Except as disclosed in writing to Shiningbank prior to May 4, 2007, none of the PrimeWest Parties' oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under a PrimeWest Party except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect.

(ii) **Royalties, Rentals and Taxes Paid.** All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to the PrimeWest Parties' oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect.

(jj) **Production Allowables and Production Penalties.**

(i) None of the wells in which any of the PrimeWest Parties holds an interest has been produced in excess of applicable production allowables imposed by any applicable law or any governmental authority and none of the PrimeWest Parties has any knowledge of any impending change in production allowables imposed by any applicable law or any governmental authority that may be applicable to any of the wells in which any of them holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-compliance or changes would not in the aggregate have a Material Adverse Effect.

(ii) None of the PrimeWest Parties has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas-oil ratio, off-Shiningbank and overproduction penalties imposed by the Alberta Energy and Utilities Board, and, to their knowledge, none of the wells in which any of them holds an interest is subject to any such penalty or restriction except to the extent that such penalty or restriction would not in the aggregate have a Material Adverse Effect.

(kk) **Operation and Condition of Wells.** All wells in which any of the PrimeWest Parties holds an interest:

(i) for which any of the PrimeWest Parties was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law; and

(ii) for which none of the PrimeWest Parties was or is operator, to their knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Law would not in the aggregate have a Material Adverse Effect.

(ll) **Operation and Condition of Tangibles**. The PrimeWest Parties' tangible depreciable property used or intended for use in connection with their oil and gas assets:

(i) for which any of the PrimeWest Parties was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law during all periods in which a PrimeWest Party was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii) for which none of the PrimeWest Parties was or is operator, to their knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law during all periods in which none of the PrimeWest Parties was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Law would not in the aggregate have a Material Adverse Effect.

(mm) **Outstanding AFEs**. There are no outstanding authorizations for expenditure pertaining to any of the PrimeWest Parties' oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets after the date of the most recent PrimeWest Financial Statements in excess of $5 million for each such commitment, approval or authorization other than those disclosed in writing to Shiningbank.

(nn) **Brokers and Finders**. The PrimeWest Parties have not retained nor will they retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except GMP Securities L.P. and Scotia Waterous Inc., which have been retained as PrimeWest's financial advisors in connection with certain matters including the transactions contemplated hereby. The total obligation of the PrimeWest Parties to such financial and strategic advisors is set forth in the engagement letters between PrimeWest and those advisors, copies of which have been provided to Shiningbank. After the payment of such financial obligations, the

PrimeWest Parties will not have any continuing obligations to these advisors other than those related to indemnification, confidentiality and the payment of expenses.

(oo) **Employment and Officer Obligations.** Other than the employment agreements that PEI has with certain of its officers and employees, existing health plan, pension obligations and as disclosed in writing to Shiningbank, in connection with the Arrangement there are no other employment or consulting services agreements, termination, severance and retention agreements or policies of the PrimeWest Parties other than severance and retention payments and packages approved by the PrimeWest Board of Directors in connection with the transactions contemplated by this Agreement.

(pp) **Confidentiality Agreements.** All agreements entered into by PrimeWest with persons other than Shiningbank regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of PrimeWest or a substantial portion of its assets or any other business combination or similar transaction with another party are in substantially the form of the Confidentiality Agreements and PrimeWest has not waived the standstill or other provisions of any of such agreements.

(qq) **Outstanding Acquisitions.** The PrimeWest Parties have no rights to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed except those having an acquisition cost of less than $10 million individually or $40 million in the aggregate or otherwise approved in writing by Shiningbank prior to becoming a binding obligation on the relevant PrimeWest Party.

(rr) **Mutual Fund Trust.** PrimeWest is a "mutual fund trust" and a "unit trust" within the meaning of the ITA.

(ss) **Place of Principal Offices.** The principal offices of PrimeWest and PEI are not located in the United States.

(tt) **Foreign Private Issuer.** PrimeWest is a "foreign private issuer" within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(uu) **Investment Company.** To its knowledge and awareness, and without investigation, PrimeWest is not an "investment company" within the meaning of the *United States Investment Company Act of 1940*, as amended.

(vv) **Board Approval.** The PrimeWest Board of Directors has unanimously endorsed the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of PrimeWest and the PrimeWest Securityholders, and has, based on the opinion of its financial advisor, unanimously determined that the Arrangement is fair, from a financial point of view, to PrimeWest Securityholders and has resolved to unanimously recommend approval of the Arrangement by PrimeWest Securityholders.

4.2 Representations and Warranties of Shiningbank

Shiningbank and SEL hereby jointly and severally make the following representations and warranties to and in favour of PrimeWest and PEI and acknowledge that each of PrimeWest and PEI is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a) **Organization and Qualification.** Shiningbank is a trust duly created and validly existing under the Laws of the Province of Alberta and has the requisite trust power and authority to own its assets and to conduct its affairs as now conducted. Each of SEL, Shiningbank ExchangeCo and SLP Holdings Inc. is a corporation duly incorporated or amalgamated and validly existing under the laws of Province of Alberta and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. Each of the other Shiningbank Parties is an entity duly incorporated, created or organized, as the case may be, under the Laws of its jurisdiction of incorporation, creation or organization, as applicable, and has the requisite power and authority to own its assets as now owned and to carry on its business as now conducted. Each of the Shiningbank Parties is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on the Shiningbank Parties on a consolidated basis. Copies of the constating documents of the Shiningbank Parties (including the Shiningbank Material Agreements) provided to PEI, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b) **Authority Relative this Agreement.** Each of Shiningbank and SEL has the requisite authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Shiningbank and SEL of the Arrangement have been duly authorized by the Shiningbank Board of Directors and, subject to the requisite approval of the Shiningbank Unitholders, no other proceedings on the part of Shiningbank or SEL are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by each of Shiningbank and SEL and constitutes a legal, valid and binding obligation of each of Shiningbank and SEL enforceable against them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered..

(c) **Subsidiaries.** Shiningbank has no Subsidiaries (other than the Material Subsidiaries) that are material to its business, operation or financial condition.

(d) **No Violations.** Except as disclosed to PrimeWest in writing prior to the date hereof, or as contemplated by this Agreement:

(i) neither the execution and delivery of this Agreement by Shiningbank and SEL nor the consummation of the Arrangement nor compliance by the Shiningbank Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of the Shiningbank Parties or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the Shiningbank Material Agreements or the articles, by-laws, shareholder agreements or other constating document of any Shiningbank Party, or (2) any material note, bond, mortgage, indenture, loan

agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which a Shiningbank Party is a party or to which any of them, or any of their respective properties or assets, may be subject or by which a Shiningbank Party is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Shiningbank Parties or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the Shiningbank Parties on a consolidated basis, or significantly impede the ability of the Shiningbank Parties to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on the Shiningbank Parties on a consolidated basis; and

(ii) other than in connection with or in compliance with the provisions of Applicable Law or which are required to be filed post-Arrangement, and except for the requisite approval of Shiningbank Securityholders, (A) there is no legal impediment to the Shiningbank Parties' consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the Shiningbank Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on the Shiningbank Parties on a consolidated basis, or significantly impede the ability of the Shiningbank Parties to consummate the Arrangement.

(e) **Litigation.** There are no actions, suits or proceedings in existence or pending or, to the knowledge of SEL, threatened or for which there is a reasonable basis, affecting or that would affect the Shiningbank Parties or affecting or that would affect any of their respective property or assets at law or equity or before or by any Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of the Shiningbank Parties which, if successful, would have a Material Adverse Effect on the Shiningbank Parties on a consolidated basis, or would significantly impede the ability of the Shiningbank Parties to consummate the Arrangement.

(f) **Taxes, etc.** Except as disclosed in writing to PrimeWest prior to the date of this Agreement:

(i) all Tax Returns required to be filed by or on behalf of any Shiningbank Parties have been duly filed on a timely basis and such tax returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by any Shiningbank Parties with respect to items or periods covered by such Tax Returns;

(ii) Shiningbank has paid or provided adequate accruals in its consolidated financial statements for the period from inception to December 31, 2006 for Taxes,

including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP;

(iii) for all periods ended on and after December 31, 2006, PrimeWest has been furnished by Shiningbank true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements received by any Shiningbank Party or on behalf of any Shiningbank Party relating to the Taxes; and (B) any material federal, provincial, state, local or foreign income or franchise tax returns for each Shiningbank Party;

(iv) no material deficiencies exist or have been asserted with respect to Taxes of Shiningbank or any of its Subsidiaries;

(v) none of Shiningbank or its Material Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Shiningbank and SEL, has such an event been asserted or threatened against Shiningbank or its Material Subsidiaries or any of their respective assets that would have a Material Adverse Effect on the Shiningbank Parties on a consolidated basis. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Shiningbank or its Material Subsidiaries. No audit by tax authorities of Shiningbank or its Material Subsidiaries is in process or, to the knowledge of Shiningbank, pending; and

(vi) Shiningbank has provided adequate accruals in its consolidated financial statements for the period ended December 31, 2006 (or such amounts are fully funded) for all pension or other employee benefit obligations of Shiningbank and its Subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Shiningbank or its Material Subsidiaries.

(g) **Reporting Issuer Status**. Shiningbank is a reporting issuer (where such concept exists) in good standing in all provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein and the Shiningbank Units are listed and posted for trading on the TSX.

(h) **Capitalization**. Shiningbank is authorized to issue a maximum of 300,000,000 Shiningbank Units and an unlimited number of Special Voting Units (as defined in the Shiningbank Trust Indenture). As at the close of business on May 9, 2007, Shiningbank had issued and outstanding: (i) 85,863,012 Shiningbank Units; (ii) one Special Voting Unit; and (iii) rights to acquire 2,643,729 Shiningbank Units pursuant to outstanding Shiningbank Rights. Shiningbank ExchangeCo owns all of the issued and outstanding shares of SEL and as at the date of this Agreement, has 272,266 issued and outstanding Shiningbank Exchangeable Shares, exchangeable into Shiningbank Units on the basis of 1.63764 Shiningbank Units for each Shiningbank Exchangeable Share. Other than Shiningbank Units issuable pursuant to the Shiningbank Rights, the Shiningbank Exchangeable Shares and the Shiningbank DRIP, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Shiningbank of any securities of Shiningbank (including Shiningbank Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Shiningbank (including Shiningbank Units). All outstanding Shiningbank Units have been duly authorized and validly issued,

are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Shiningbank Units issuable pursuant to the Shiningbank Rights, the Shiningbank Exchangeable Shares and the Shiningbank DRIP in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(i) **Ownership of Subsidiaries.** As of the date hereof, Shiningbank is the beneficial direct or indirect owner of all of the outstanding shares and partnership units, as applicable, of the Shiningbank Parties (other than Shiningbank and the 272,266 outstanding Shiningbank Exchangeable Shares) with good title thereto free and clear of any and all encumbrances, except for security interests in such securities for the benefit of the lenders under Shiningbank's credit facilities. Other than as disclosed herein, there are no options, warrants or other rights, shareholder or unitholder rights plans (other than the Shiningbank Unitholder Rights Plan), agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of the Shiningbank Parties (other than Shiningbank) of any securities of the Shiningbank Parties (other than Shiningbank) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of the Shiningbank Parties (other than Shiningbank). All outstanding securities of the Shiningbank Parties have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(j) **No Orders.** No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Shiningbank Units or any other securities of Shiningbank has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Shiningbank and SEL, are contemplated or threatened under any Applicable Law or by any other regulatory authority.

(k) **Material Agreements.** There are no agreements material to the conduct of the Shiningbank Parties' affairs or businesses, as applicable, and SEL, except for those agreements disclosed in the Public Record, disclosed in writing to PrimeWest or those entered into in the ordinary course of business, and all such material agreements are valid and subsisting and the Shiningbank Party that is a party thereto is not in material default under any such agreements.

(l) **Filings.** Except for filings necessary to complete the Arrangement, Shiningbank has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Law and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. SEL will deliver to PEI, as soon as they become available, true and complete copies of any material reports or statements required to be filed by Shiningbank with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by the PrimeWest Parties, as to which Shiningbank and SEL make no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Law.

(m) **No Material Adverse Change.** Since January 1, 2007:

(i) other than as disclosed in the Public Record, the Shiningbank Parties have conducted their respective businesses only in the ordinary and normal course;

(ii) other than as disclosed in the Public Record, no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Shiningbank, taken as a whole, has been incurred other than in the ordinary course of business; and

(iii) there has not been any Material Adverse Change in respect of the Shiningbank Parties on a consolidated basis.

(n) **Books and Records.** The records and minute books of the Shiningbank Parties have been maintained substantially in accordance with all Applicable Law and are complete and accurate in all material respects.

(o) **Reports.** As of their respective dates, (i) the Shiningbank Financial Statements, (ii) Shiningbank's Annual Information Form dated March 14, 2007 (including all documents incorporated by reference therein), (iii) Shiningbank's 2007 information circular and proxy statement for its annual general meeting of Shiningbank Securityholders dated March 14, 2007, (iv) all Shiningbank press releases, material change reports, business acquisition reports or similar documents filed with the Securities Authorities since January 1, 2006, and (v) all prospectuses or other offering documents used by Shiningbank in the offering of its securities or filed with the Securities Authorities since January 1, 2006, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all Applicable Law. The Shiningbank Financial Statements and other financial statements of Shiningbank included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Shiningbank's independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of Shiningbank as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Shiningbank on a consolidated basis. There has been no material change in Shiningbank accounting policies, except as described in the notes to the Shiningbank Financial Statements, since January 1, 2007.

(p) **Absence of Undisclosed Liabilities.** The Shiningbank Parties have no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i) those set forth or adequately provided for in the balance sheets and associated notes thereto included in the Shiningbank Financial Statements (the "**Shiningbank Balance Sheets**");

(ii) those incurred in the ordinary course of business and not required to be set forth in the Shiningbank Balance Sheets under GAAP;

(iii) those incurred in the ordinary course of business since the dates of the Shiningbank Balance Sheets and consistent with past practice; and

(iv) those incurred in connection with the execution of this Agreement.

(q) **Environmental**. Except as disclosed in the Public Record, there have not occurred any material spills, emissions or pollution on any property of any Shiningbank Party, nor has any Shiningbank Party been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to have a Material Adverse Effect on Shiningbank. All operations of the Shiningbank Parties have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not have a Material Adverse Effect on the Shiningbank Parties, on a consolidated basis. The Shiningbank Parties are not subject to nor are Shiningbank or SEL aware of:

(i) any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(ii) any demand or notice with respect to the breach of any Environmental Laws applicable to the Shiningbank Parties, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances,

which would have a Material Adverse Effect on the Shiningbank Parties on a consolidated basis.

(r) **Title**. Although they do not warrant title, except as disclosed in writing to PrimeWest, neither Shiningbank nor SEL has any knowledge or is aware of any defects, failures or impairments in the title of the Shiningbank Parties to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of such assets; (ii) the current production volumes of the Shiningbank Parties; or (iii) the current consolidated cash flow of the Shiningbank Parties.

(s) **Licences**. Except as disclosed in the Public Record, each of the Shiningbank Parties has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such permissions the absence of which would not have a Material Adverse Effect on the Shiningbank Parties on a consolidated basis.

(t) **Compliance with Laws**. Each of the Shiningbank Parties has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of the Shiningbank Parties or on the ability of the Shiningbank Parties to consummate the Arrangement.

(u) **Long Term and Derivative Transactions.** Except as disclosed in the Public Record, none of the Shiningbank Parties has any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(v) **Fairness Opinion**. The Shiningbank Board of Directors has received a verbal opinion as of May 9, 2007 (and have been advised that the Shiningbank Board of Directors will receive a written opinion) from National Bank Financial Inc. that the consideration to be received by Shiningbank Securityholders in connection with the Arrangement is fair, from a financial point of view, to the Shiningbank Securityholders.

(w) **Employee Benefit Plans**. Shiningbank has made available to PrimeWest true, complete and correct copies of each employee benefits plan (the "**Shiningbank Plans**") covering active, former or retired employees of the Shiningbank Parties, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each Shiningbank Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor; (ii) all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof; (iii) each Shiningbank Plan that is required or intended to be qualified under applicable law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval; (iv) to the knowledge of Shiningbank and SEL, there are no pending or anticipated material claims against or otherwise involving any of the Shiningbank Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Shiningbank Plan activities) has been brought against or with respect to any Shiningbank Plan; (v) all material contributions, reserves or premium payments required to be made to the Shiningbank Plans have been made or provided for; and (vi) no Shiningbank Party has any material obligations for retiree health and life benefits under any Shiningbank Plan.

(x) **Insurance**. Policies of insurance are in force as of the date hereof naming a Shiningbank Party as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which the Shiningbank Parties operate. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(y) **Indebtedness To and By Officers, Directors and Others**. None of the Shiningbank Parties is indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm's length to any Shiningbank Party, except for amounts due as normal compensation or reimbursement of

ordinary business expenses, nor is there any indebtedness owing by any such parties to any of the Shiningbank Parties.

(z) **No Limitation.** There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which any Shiningbank Party is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of any Shiningbank Party in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this Agreement does not and will not result in the restriction of any Shiningbank Party from engaging in this business or from competing with any Person or in any geographic area.

(aa) **Guarantees and Indemnification.** Other than as disclosed in writing to PrimeWest, no Shiningbank Party is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of current or former directors and officers in accordance with the by-laws of the respective corporation or its predecessors or Applicable Law and other than standard indemnity agreements in underwriting and agency agreements and contracts entered into in the ordinary course of business or any like commitment in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other Person, other than guarantees of obligations of any other Shiningbank Party.

(bb) **Information to Independent Engineer.** Shiningbank and SEL have no reason to believe that (i) the Paddock Report and (ii) if applicable, any other reserve evaluation reports which may be, or be deemed to be, included or incorporated by reference in the Shiningbank Information Circular, whether in addition to or as a replacement for the reports referred to in clause (i); was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices, which may or may not be material, Shiningbank and SEL have no knowledge of a Material Adverse Change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in that report. Shiningbank has provided to Paddock all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and gas assets of the Shiningbank Parties, in each case as at the effective dates of such reports, and, in particular; all material information respecting the Shiningbank Parties' interests in their principal oil and gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no Material Adverse Change in any of the material information so provided since the date thereof.

(cc) **No Insider Rights.** No director, officer, insider or other party not at arm's length to any Shiningbank Party has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of any Shiningbank Party.

(dd) **Disclosure.** The data and information in respect of the Shiningbank Parties and their respective assets, reserves, liabilities, businesses, affairs and operations provided by or on behalf of Shiningbank to PrimeWest was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or

information necessary to make any data or information provided not misleading as at the respective dates thereof.

(ee) **Debt and Working Capital.** As at March 31, 2007, Shiningbank's consolidated indebtedness did not exceed $457.6 million and its working capital deficiency was not more than $17.6 million, exclusive of hedging obligations.

(ff) **No Defaults under Leases and Agreements.** Except as disclosed in writing to PrimeWest:

(i) no Shiningbank Party has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the Shiningbank Parties' oil and gas assets to which a Shiningbank Party is a party or by or to which a Shiningbank Party or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect; and

(ii) to their knowledge:

(A) each of the Shiningbank Parties is in good standing under all, and is not in default under any; and

(B) there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect.

(gg) **No Encumbrances.** None of the Shiningbank Parties has encumbered or alienated its interest in the Shiningbank Parties' oil and gas assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to encumbrances securing the Shiningbank Credit Facilities Agreement and derivative transactions with the lenders (and other affiliates) thereunder or encumbrances disclosed in the Public Record, any governmental registry or those arising in the ordinary course of business, which are not material in the aggregate or have been disclosed in writing to PrimeWest.

(hh) **No Reduction of Interests.** Except as disclosed in writing to PrimeWest prior to the date of this Agreement, none of the Shiningbank Parties' oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under a Shiningbank Party except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect.

(ii) **Royalties, Rentals and Taxes Paid**. All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to the Shiningbank Parties' oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect.

(jj) **Production Allowables and Production Penalties.**

(i) None of the wells in which any of the Shiningbank Parties holds an interest has been produced in excess of applicable production allowables imposed by any applicable law or any governmental authority and none of the Shiningbank Parties has any knowledge of any impending change in production allowables imposed by any applicable law or any governmental authority that may be applicable to any of the wells in which any of them holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-compliance or changes would not in the aggregate have a Material Adverse Effect.

(ii) None of the Shiningbank Parties has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas-oil ratio, off-Shiningbank and overproduction penalties imposed by the Alberta Energy and Utilities Board, and, to their knowledge, none of the wells in which any of them holds an interest is subject to any such penalty or restriction except to the extent that any such penalty or restriction would not in the aggregate have a Material Adverse Effect.

(kk) **Operation and Condition of Wells.** All wells in which any of the Shiningbank Parties holds an interest:

(i) for which any of the Shiningbank Parties was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law; and

(ii) for which none of the Shiningbank Parties was or is operator, to their knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Law would not in the aggregate have a Material Adverse Effect.

(ll) **Operation and Condition of Tangibles**. The Shiningbank Parties tangible depreciable property used or intended for use in connection with their oil and gas assets:

(i) for which any of the Shiningbank Parties was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil

and gas industry practices in Canada and all Applicable Law during all periods in which a Shiningbank Party was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii) for which none of the Shiningbank Parties was or is operator, to their knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law during all periods in which none of the Shiningbank Parties was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Law would not in the aggregate have a Material Adverse Effect.

(mm) **Outstanding AFEs**. There are no outstanding authorizations for expenditure pertaining to any of the Shiningbank Parties' oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets after the date of the most recent Shiningbank Financial Statements in excess of $5 million for each such commitment, approval or authorization other than those disclosed in writing to PrimeWest.

(nn) **Brokers and Finders**. The Shiningbank Parties have not retained nor will they retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except National Bank Financial Inc., which has been retained as Shiningbank's financial advisor in connection with certain matters including the transactions contemplated hereby. The total obligation of the Shiningbank Parties to such financial advisor is set forth in the engagement letter between Shiningbank and such advisor, a copy of which has been provided to PrimeWest. After the payment of such financial obligations to such advisor, the Shiningbank Parties will not have any continuing obligations to such advisor other than those related to indemnification, confidentiality and the payment of expenses.

(oo) **Employment and Officer Obligations**. Other than the employment agreements that SEL has with certain of its officers and employees, SEL's existing health plan and pension obligations, any retention plans approved under Section 2.6(b) and as disclosed in writing to PrimeWest, in connection with the Arrangement there are no other employment or consulting services agreements, termination, severance and retention agreements or policies of the Shiningbank Parties other than severance and retention payments and packages approved by the Shiningbank Board of Directors in connection with the transactions contemplated by this Agreement.

(pp) **Shiningbank Incentive Plans.** As at the date of this Agreement, there were 135,517 Shiningbank Restricted Units and 122,950 Shiningbank Performance Units outstanding, the terms of which provide for cash payments upon the maturity thereof.

(qq) **Confidentiality Agreements**. All agreements entered into by Shiningbank with persons other than PrimeWest regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of Shiningbank or a substantial portion of its assets or any other business combination or similar Arrangement

with another party are in substantially the form of the Confidentiality Agreements and PrimeWest has not waived the standstill or other provisions of any of such agreements.

(rr) **Outstanding Acquisitions**. The Shiningbank Parties have no rights to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed except those having an acquisition cost of less than $2.5 million individually or $10 million in the aggregate or otherwise approved in writing by PrimeWest prior to becoming a binding obligation on the relevant Shiningbank Party.

(ss) **Mutual Fund Trust**. Shiningbank is a "mutual fund trust" and a "unit trust" within the meaning of the ITA.

(tt) **Place of Principal Offices**. The principal offices of the Shiningbank Parties are not located within the United States.

(uu) **Location of Assets and U.S. Sales**. The Shiningbank Parties, together with all entities they control, (i) did not make aggregate sales in or into the United States of more than US$59.8 million during the most recent completed fiscal year of Shiningbank and (ii) did not hold assets located in the United States with an aggregate fair market value of more than US$59.8 million.

(vv) **Foreign Private Issuer**. Shiningbank is a "foreign private issuer" within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(ww) **Investment Company**. To its knowledge and awareness, and without investigation, Shiningbank is not an "investment company" within the meaning of the *United States Investment Company Act of 1940*, as amended.

(xx) **Board Approval**. The Shiningbank Board of Directors has unanimously endorsed the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of Shiningbank and the Shiningbank Securityholders, and has, based on the opinion of its financial advisor, unanimously determined that the Arrangement is fair, from a financial point of view, to Shiningbank Securityholders and has resolved to unanimously recommend approval of the Arrangement by Shiningbank Securityholders.

4.3 Representations and Warranties of MFCorp

MFCorp hereby makes the representations and warranties set forth in this Section 4.3 to and in favour of the PrimeWest Parties and the Shiningbank Parties and acknowledges that each of such Parties is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a) **Organization and Qualification**. MFCorp is a corporation duly incorporated and validly existing under the Laws of its jurisdiction of incorporation. MFCorp is duly registered to conduct its affairs or do business in the Province of Alberta. Copies of the constating documents of MFCorp provided to the other Parties hereto, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b) **Authority Relative to this Agreement**. MFCorp has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The

execution and delivery of this Agreement and the consummation by MFCorp of the Arrangement have been duly authorized by the MFCorp board of directors and the shareholders of MFCorp and no other proceedings on the part of MFCorp or its shareholders are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by MFCorp and constitutes a legal, valid and binding obligation of MFCorp enforceable against in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c) **Subsidiaries.** MFCorp has no Subsidiaries.

(d) **Restrictions on Business.** Prior to the Effective Time MFCorp shall not (i) issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities except for the issuance of a nominal number of common shares on incorporation; or (ii) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Plan of Arrangement unless previously consented to in writing by PrimeWest and Shiningbank; or (iii) engage in activities except those described in subparagraphs (i), (ii) and (iii) of paragraph 131(8)(b) of the ITA.

(e) **Capitalization.** As at the date hereof, the authorized capital of MFCorp consists of an unlimited number of common shares.

(f) **Operations and Assets.** MFCorp has no material assets or liabilities and is not a party to any contracts or agreements, except for this Agreement.

4.4 Privacy Issues

(a) For the purposes of this section, the following definitions shall apply:

(i) "**applicable law**" means, in relation to any Person, transaction or event, all applicable provisions of Laws by which such Person is bound or having application to the transaction or event in question, including applicable privacy laws.

(ii) "**applicable privacy laws**" means any and all Applicable Law relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the *Personal Information Protection and Electronic Documents Act* (Canada) and/or any comparable provincial law including the *Personal Information Protection Act* (Alberta).

(iii) "**authorized authority**" means, in relation to any Person, transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising judicial, quasi-judicial,

administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event.

(iv) "**Personal Information**" means information about an individual provided by one Party to the other Party(ies) in accordance with this Agreement and/or as a condition of the Arrangement.

(b) The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the "**Disclosed Personal Information**").

(c) None of the Parties shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(d) Each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(e) Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f) Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to access to such information in order to complete the Arrangement.

(g) Each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h) Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the counterparty shall forthwith cease all use of the Personal Information acquired by the counterparty in connection with this Agreement and will return to the Party or, at the Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

ARTICLE 5
CONDITIONS PRECEDENT

5.1 Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a) on or prior to June 15, 2007, the Interim Order shall have been granted in form and substance satisfactory to each of PrimeWest and Shiningbank, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to PrimeWest and Shiningbank, acting reasonably, on appeal or otherwise;

(b) the Shiningbank Arrangement Resolution shall have been passed by the Shiningbank Securityholders on or prior to August 3, 2007 in accordance with the Interim Order and in form and substance satisfactory to each of PrimeWest and Shiningbank, acting reasonably;

(c) the PrimeWest Arrangement Resolution shall have been passed by the PrimeWest Securityholders on or prior to August 3, 2007 in accordance with the Interim Order and in form and substance satisfactory to each of PrimeWest and Shiningbank, acting reasonably;

(d) in the event that dissent rights are given to Shiningbank Securityholders under the terms of the Interim Order, holders of not greater than 5% of the outstanding Shiningbank Securities shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(e) in the event that dissent rights are given to PrimeWest Securityholders under the terms of the Interim Order, holders of not greater than 5% of the outstanding PrimeWest Securities shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(f) on or prior to August 7, 2007 the Final Order shall have been granted in form and substance satisfactory to PrimeWest and Shiningbank, acting reasonably;

(g) the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of PrimeWest and Shiningbank, acting reasonably;

(h) the Arrangement shall have become effective on or prior to the Outside Date;

(i) PEI shall enter into written agreements effective as of the Effective Date satisfactory to each of PrimeWest and Shiningbank, acting reasonably, pursuant to which PEI shall agree that, for a period of six years after the Effective Date, PEI shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by each of PrimeWest and Shiningbank (provided that PEI may substitute therefor policies of at least the same claims coverage and amounts containing terms and conditions that are no less advantageous) providing coverage on a "trailing" or "run-off"

basis for all present and former directors and officers of PEI and SEL, including in each case their predecessors for which such insurance is presently maintained for former directors and officers on a "trailing" or "run-off" basis, with respect to claims arising from facts or events which occurred before the Effective Date;

(j) (i) the Commissioner of Competition or her designee (collectively, the "**Commissioner**") shall have issued an advance ruling certificate ("**ARC**") pursuant to Section 102 of the Competition Act or (ii) any applicable waiting periods under the Competition Act shall have expired or been terminated or waived and the Commissioner shall have notified Shiningbank and PrimeWest in writing that the Commissioner does not intend to make an application under Section 92 of the Competition Act in respect of the Arrangement and any terms and conditions attached, or necessary to ascertain, any such letter shall be acceptable to each of PrimeWest and Shiningbank, acting reasonably;

(k) all other required regulatory, governmental and third party approvals and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions, satisfactory to PrimeWest and Shiningbank, each acting reasonably, including, without limitation, conditional approval for the additional listing of the PrimeWest Units on the TSX and the NYSE, all applicable requirements under Section 3(a)(10) of the U.S. Securities Act have been satisfied with respect to the issuance of PrimeWest Units and all applicable statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory regulatory period;

(l) if required, the Arrangement, and the consummation thereof, shall have been approved by PrimeWest's lenders on a basis acceptable to PrimeWest and Shiningbank, each acting reasonably, which for these purposes includes adequate provision, on a basis acceptable to PrimeWest and Shiningbank, each acting reasonably, for the repayment of amounts owing to Shiningbank's lenders;

(m) the consummation of the Arrangement will not in and of itself subject PrimeWest's distributions to the so-called "SIFT" tax, proposed by Canada's Federal Government on October 31, 2006;

(n) *Investment Canada Act* (Canada) approval, if required, shall have been obtained;

(o) there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein.

The foregoing conditions are for the mutual benefit of Shiningbank and PrimeWest, as applicable, and may be asserted by Shiningbank and PrimeWest regardless of the circumstances and may be waived by Shiningbank and PrimeWest (with respect to such Party) in their sole discretion, in whole or in part, at

any time and from time to time without prejudice to any other rights which Shiningbank or PrimeWest may have.

5.2 Additional Conditions to Obligations of PrimeWest

The obligation of PrimeWest to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) Shiningbank shall have mailed the Shiningbank Information Circular and other documentation required in connection with the Shiningbank Meeting on or before June 20, 2007;

(b) Shiningbank shall have delivered to PrimeWest, on or prior to the date on which the Shiningbank Information Circular is mailed, Shiningbank Lock-up Agreements executed by each of the Shiningbank Lock-up Securityholders;

(c) each of the acts and undertakings of Shiningbank to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Shiningbank;

(d) Shiningbank shall have furnished PrimeWest with:

   (i) certified copies of the resolutions duly passed by the Shiningbank Board of Directors approving this Agreement and the consummation of the transactions contemplated hereby; and

   (ii) certified copies of the resolutions of Shiningbank Securityholders, duly passed at the Shiningbank Meeting approving the applicable Arrangement Resolution;

(e) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Shiningbank and SEL contained herein shall be true in all respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and each of Shiningbank and SEL shall have complied in all respects with their respective covenants in this Agreement and PrimeWest shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of SEL, acting solely on behalf of SEL and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and PrimeWest will have no knowledge to the contrary;

(f) no Material Adverse Change shall occur in the affairs, operations or business of Shiningbank and its Subsidiaries from and after May 10, 2007 and prior to the Effective Date, and no Material Adverse Change in the financial condition of Shiningbank or its Subsidiaries shall have occurred prior to May 10, 2007 or shall occur from and after May 10, 2007 and prior to the Effective Date from that reflected in the unaudited consolidated financial statements of Shiningbank for the three months ending March 31, 2007, except a change directly resulting from an action taken by Shiningbank permitted by this Agreement or to which PrimeWest has consented in writing; and

(g) PrimeWest and PEI shall have received resignations and releases from the directors and officers of Shiningbank and its Subsidiaries who will not be directors and officers of PEI

as of the Effective Date in form satisfactory to PrimeWest and PEI, acting reasonably, which releases shall contain exceptions for amounts or obligations owing to such directors or officers as a result of accrued but unpaid salary, bonus, benefits and other compensation and as a result of the Arrangement or pursuant to indemnity or directors' and officers' insurance arrangements.

The conditions in this section are for the exclusive benefit of PrimeWest and may be asserted by PrimeWest regardless of the circumstances or may be waived by PrimeWest in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which PrimeWest may have.

5.3 **Additional Conditions to Obligations of Shiningbank**

The obligation of Shiningbank to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) PrimeWest shall have mailed the PrimeWest Information Circular and other documentation required in connection with the PrimeWest Meeting on or before June 20, 2007;

(b) PrimeWest shall have delivered to Shiningbank, on or prior to the date on which the PrimeWest Information Circular is mailed, PrimeWest Lock-up Agreements executed by each of the PrimeWest Lock-up Securityholders;

(c) each of the acts and undertakings of PrimeWest to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by PrimeWest;

(d) PrimeWest shall have furnished Shiningbank with:

(i) certified copies of the resolutions duly passed by the PrimeWest Board of Directors approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii) certified copies of the resolutions of PrimeWest Securityholders, duly passed at the PrimeWest Meeting approving the Arrangement Resolution;

(e) except as affected by the transactions contemplated by this Agreement, the representations and warranties of PrimeWest and PEI contained herein shall be true in all respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and each of PrimeWest and PEI shall have complied in all respects with their respective covenants in this Agreement and Shiningbank shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of PEI, acting solely on behalf of PEI and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Shiningbank will have no knowledge to the contrary;

(f) PrimeWest and PEI shall have received resignations and releases from the directors and officers of PEI and its Subsidiaries who will not be directors and officers of PEI as of the Effective Date in form satisfactory to Shiningbank and SEL, acting reasonably, which

releases shall contain exceptions for amounts or obligations owing to such directors or officers as a result of accrued but unpaid salary, bonus, benefits and other compensation and as a result of the Arrangement or pursuant to indemnity or directors' and officers' insurance arrangements; and

(g) no Material Adverse Change shall occur in the affairs, operations or business of PrimeWest and its Subsidiaries from and after May 10, 2007 and prior to the Effective Date, and no Material Adverse Change in the financial condition of PrimeWest shall have occurred prior to May 10, 2007 or shall occur from and after the date hereof and prior to the Effective Date from that reflected in the unaudited consolidated financial statements of PrimeWest for the three months ending March 31, 2007, except a change directly resulting from an action taken by PrimeWest permitted by this Agreement or to which Shiningbank has consented in writing.

The conditions in this section are for the exclusive benefit of Shiningbank and may be asserted by Shiningbank regardless of the circumstances or may be waived by Shiningbank in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Shiningbank may have.

5.4 Notice and Effect of Failure to Comply with Conditions

(a) Each of PrimeWest and Shiningbank shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b) If any of the conditions precedent set forth above shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement provided that prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the other Party or Parties, as applicable, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by a Party.

5.5 Satisfaction of Conditions

The conditions set out in this Article shall be conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 6
AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

6.1 PrimeWest Damages

If at any time after the execution of this Agreement:

(a) the Shiningbank Board of Directors has withdrawn or changed any of its recommendations or determinations referred to in Section 3.2(p) and 4.2(xx) in a manner adverse to PrimeWest or shall have resolved to do so prior to the Effective Date;

(b) a *bona fide* Acquisition Proposal is publicly announced, proposed, offered or made to the Shiningbank Unitholders or to Shiningbank and the Shiningbank Unitholders do not approve the Arrangement or the Arrangement is not submitted for their approval and such Acquisition Proposal is completed within 180 days of the Outside Date;

(c) Shiningbank accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

(d) Shiningbank breaches any of its representations, warranties or covenants made in this Agreement which breach individually or in the aggregate would have a Material Adverse Effect on Shiningbank or materially impede or delay the completion of the Arrangement; or

(e) any of the conditions set forth in Sections 5.2(d) and (e) are not satisfied or are not capable of being satisfied prior to the Effective Date (unless waived by PrimeWest in writing);

(each of the above being a "**PrimeWest Damages Event**"), then in the event of the termination of this Agreement pursuant to Section 8.1, Shiningbank shall pay to PrimeWest $35 million as liquidated damages in immediately available funds to an account designated by PrimeWest within one business day after the first to occur of the events described above, and after such event but prior to payment of such amount, Shiningbank shall be deemed to hold such fund in trust for PrimeWest. Shiningbank shall only be obligated to pay a maximum of $35 million pursuant to this Section 6.1.

6.2 Shiningbank Damages

If at any time after the execution of this Agreement:

(a) the PrimeWest Board of Directors has withdrawn or changed any of its recommendations or determinations referred to in Section 3.1(p) and 4.1(xx) in a manner adverse to Shiningbank or shall have resolved to do so prior to the Effective Date;

(b) a *bona fide* Acquisition Proposal is publicly announced, proposed, offered or made to the PrimeWest Unitholders or to PrimeWest and the PrimeWest Securityholders do not approve the Arrangement or the Arrangement is not submitted for their approval and such Acquisition Proposal is completed within 180 days of the Outside Date;

(c) PrimeWest accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d) PrimeWest breaches any of its representations, warranties or covenants made in this Agreement which breach individually or in the aggregate would have a Material Adverse Effect on PrimeWest or materially impede or delay the completion of the Arrangement;

(e) any of the conditions set forth in Sections 5.3(d) and (f) are not satisfied or are not capable of being satisfied prior to the Effective Date (unless waived by Shiningbank in writing);

(each of the above being a "**Shiningbank Damages Event**"), then in the event of the termination of this Agreement pursuant to Section 8.1, PrimeWest shall pay to Shiningbank $35 million as liquidated damages in immediately available funds to an account designated by Shiningbank within one business day after the first to occur of the events described above, and after such event but prior to payment of such amount, PrimeWest shall be deemed to hold such fund in trust for Shiningbank. PrimeWest shall only be obligated to pay a maximum of $35 million pursuant to this Section 6.2.

6.3 Liquidated Damages

Each Party acknowledges that all of the payment amounts set out in this Article 6 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that, subject to Article 8, the payment of the amount pursuant to this Article 6 is the sole monetary remedy of the Party receiving such payment. Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreements or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 7
AMENDMENT

7.1 Amendment

This Agreement may, at any time and from time to time before or after the holding of the Shiningbank Meeting and the PrimeWest Meeting, be amended by written agreement of the Parties hereto without, subject to Applicable Law, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d) waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment reduces or materially adversely affects the consideration to be received by an PrimeWest Securityholder or a Shiningbank Securityholder, as the case may be, without approval

by the affected securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

ARTICLE 8
TERMINATION

8.1 Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a) by mutual written consent of PrimeWest and Shiningbank;

(b) as provided in Section 5.4(b);

(c) by PrimeWest upon the occurrence of an PrimeWest Damages Event as provided in Section 6.1 provided that in the event of an PrimeWest Damages Event provided for in Section 6.1(a), this Agreement may not be terminated by PrimeWest unless Shiningbank Securityholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(d) by Shiningbank upon the occurrence of a Shiningbank Damages Event as provided in Section 6.2 provided that in the event of a Shiningbank Damages Event provided for in Section 6.2(a), this Agreement may not be terminated by Shiningbank unless the PrimeWest Securityholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(e) by PrimeWest upon the occurrence of a Shiningbank Damages Event and the payment by PrimeWest to Shiningbank of the amount required by Section 6.2; and

(f) by Shiningbank upon the occurrence of a PrimeWest Damages Event and the payment by Shiningbank to PrimeWest of the amount required by Section 6.1.

In the event of the termination of this Agreement, this Agreement shall forthwith become void and none of the Parties shall have any liability or further obligation to the other Party hereunder except with respect to the obligations set forth in Article 6, Section 10.4 and each Party's obligations in the Confidentiality Agreements which shall survive such termination.

ARTICLE 9
NOTICES

9.1 Notices

All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy:

(a) in the case of PrimeWest or PEI, to:

5100, 150 – 6th Avenue S.W.
Calgary, AB
T2P 3Y7
Attention: Donald A. Garner, President and Chief Executive Officer
Facsimile: (403) 699-7477

with a copy to:

Stikeman Elliott LLP
Barristers and Solicitors
4300 Bankers Hall West
888 Third Street, S.W.
Calgary, AB
T2P 5C5
Attention: Leland P. Corbett
Facsimile: (403) 266-9034

(b) in the case of Shiningbank or SEL, to:

Shiningbank Energy Income Fund
1400, 111 – 5th Avenue, S.W.
Calgary, AB
T2P 3Y6
Attention: David M. Fitzpatrick, President and Chief Executive Officer
Facsimile: (403) 268-7499

with a copy to:

Gowling Lafleur Henderson LLP
Barristers and Solicitors
1400 Scotia Centre
700 Second Street, S.W.
Calgary, AB
T2P 4V5
Attention: Brian W. Mainwaring
Direct Facsimile: (403) 695-3504

or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

ARTICLE 10
GENERAL

10.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto.

10.2 **Assignment**

No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the other Party.

10.3 **Disclosure**

Each Party shall receive the prior consent, not to be unreasonably withheld, of the other Party prior to issuing or permitting any director, officer, employee or agent to issue any press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if either Party is required by Law to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that Party will consult with the other Party as to the wording of such disclosure prior to its being made.

10.4 **Costs**

Except as contemplated herein, each Party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby. PrimeWest and Shiningbank shall share equally any filing fees payable for applications made under the Competition Act in respect of the transactions contemplated by the Arrangement.

10.5 **Severability**

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

10.6 **Further Assurances**

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.7 **Time of Essence**

Time shall be of the essence of this Agreement.

10.8 **Governing Law**

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the Parties hereto irrevocably atorn to the exclusive jurisdiction of the courts of the Province of Alberta.

10.9 **Waiver**

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

10.10 **Third Party Beneficiaries**

The provisions of Sections 5.1(i) and 10.11 are (i) intended for the benefit of all present and former trustees, directors and officers of PrimeWest and its Subsidiaries and Shiningbank and its Subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors administrators and other legal representatives (collectively, the "**Third Party Beneficiaries**") and PEI and SEL, respectively, shall hold the rights and benefits of Sections 5.1(i) and 10.11 in trust for and on behalf of the Third Party Beneficiaries and PEI and SEL hereby accept such trust and agree to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

10.11 **Obligations**

(a) The Parties hereto acknowledge that, with respect to PrimeWest being a party to this Agreement, PEI is entering into this Agreement solely in its capacity as agent on behalf of PrimeWest and the obligations of PrimeWest hereunder shall not be personally binding upon the PrimeWest Trustee, PEI or any of the PrimeWest Unitholders or any annuitant under a plan of which a PrimeWest Unitholder is a trustee or carrier (an "**annuitant**") and that any recourse against PrimeWest, the PrimeWest Trustee, PEI or any PrimeWest Unitholder or annuitant in any manner in respect of any indebtedness, obligation or liability of PrimeWest arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence, or tortuous behaviour or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the PrimeWest Trust Indenture.

(b) The Parties hereto acknowledge that, with respect to Shiningbank being a party to this Agreement, SEL is entering into this agreement solely in its capacity as administrator of Shiningbank on behalf of Shiningbank and the obligations of Shiningbank hereunder shall not be personally binding upon the Shiningbank Trustee, SEL or any of the Shiningbank Unitholders such that any recourse against the Shiningbank, the Shiningbank Trustee, SEL or any Shiningbank Unitholder in any manner in respect of any indebtedness, obligation or liability arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based in contract, on negligence or tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the "Trust Fund" (as defined in the Shiningbank Trust Indenture).

10.12 **Counterparts**

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

PRIMEWEST ENERGY TRUST, by its Administrator, PrimeWest Energy Inc.

Per: *"Don Garner"*

Per: *"Ronald J. Ambrozy"*

SHININGBANK ENERGY INCOME FUND, by its Administrator, Shiningbank Energy Ltd.

Per: *"David M. Fitzpatrick"*

Per: *"Bruce Gibson"*

PRIMEWEST ENERGY INC.

Per: *"Don Garner"*

Per: *"Ronald J. Ambrozy"*

SHININGBANK ENERGY LTD.

Per: *"David M. Fitzpatrick"*

Per: *"Bruce Gibson"*

1320659 ALBERTA LTD.

Per: *"Keith R. Chatwin"*

Per: ____________________

SCHEDULE "A"

Plan of Arrangement under Section 193 of the *Business Corporations Act* (Alberta)

ARTICLE 1 INTERPRETATION

1.1 In this Plan of Arrangement, the following terms have the following meanings:

(a) "**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**AmalgamationCo**" means the corporation to be formed upon the amalgamation of PEI, SEL and Shiningbank ExchangeCo;

(c) "**Arrangement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(d) "**Arrangement Agreement**" means the agreement dated May 10, 2007 among PrimeWest, PEI, Shiningbank, SEL and MFCorp with respect to the Arrangement and all amendments thereto;

(e) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

(f) "**Business Day**" means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

(g) "**Certificate**" means the certificate or certificates or confirmation of filing which may be issued by the Registrar pursuant to subsection 193(11) of the ABCA;

(h) "**Court**" means the Court of Queen's Bench of Alberta;

(i) "**Depositary**" means Computershare Investor Services Inc. or such other company as may be designated by PrimeWest and Shiningbank;

(j) "**Dissenting Securityholders**" means registered holders of PrimeWest Securities and registered holders of Shiningbank Securities who validly exercise the rights of dissent with respect to the Arrangement provided to them under the Interim Order and whose dissent rights remain valid immediately before the Effective Time;

(k) "**Effective Date**" means the date the Articles of Arrangement are effective under the ABCA;

(l) "**Effective Time**" means 12:01 a.m. (Calgary time) on the Effective Date;

(m) "**Final Order**" means the order of the Court approving this Arrangement pursuant to Subsection 193(9) of the ABCA in respect of the PrimeWest Securityholders, the Shiningbank Securityholders, the PrimeWest Arrangement Parties, the Shiningbank Arrangement Parties and

MFCorp, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(n) "**Interim Order**" means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(o) "**Letters of Transmittal**" means the letters of transmittal accompanying the information circular sent to the Shiningbank Securityholders pursuant to which such holders are required to deliver certificates representing Shiningbank Securities in order to receive the consideration payable to them pursuant to the Arrangement;

(p) "**Meetings**" means, collectively, the PrimeWest Meeting and the Shiningbank Meeting and "**Meeting**" means either the PrimeWest Meeting or the Shiningbank Meeting, as the context requires;

(q) "**MFCorp**" means 1320659 Alberta Ltd., a corporation incorporated under the ABCA;

(r) "**MFCorp Assets**" means all of the property, assets and undertaking of MFCorp of whatsoever nature or kind, present and future, and wheresoever located, including, for greater certainty, the PrimeWest Special Units and Shiningbank Exchangeable Shares (other than $10.00);

(s) "**MFCorp Assumed Liabilities**" means all of the liabilities and obligations of MFCorp, whether or not reflected on the books of MFCorp;

(t) "**MFCorp Shares**" means common shares of MFCorp;

(u) "**MFCorp Special Shares**" means special shares of MFCorp;

(v) "**Non-Resident**" means: (i) a person who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

(w) "**PEI**" means PrimeWest Energy Inc., a corporation amalgamated under the ABCA;

(x) "**PEI Common Shares**" means the common shares in the capital of PEI;

(y) "**PrimeWest**" means PrimeWest Energy Trust, an open-ended unincorporated investment trust created under the laws of the Province of Alberta;

(z) "**PrimeWest Arrangement Parties**" means PrimeWest and PEI;

(aa) "**PrimeWest Arrangement Resolution**" means the special resolution in respect of the Arrangement to be voted upon by PrimeWest Securityholders at the PrimeWest Meeting;

(bb) "**PrimeWest Declaration of Trust**" means the declaration of trust dated August 2, 1996 among Computershare Trust Company of Canada, as trustee, PEI and the Initial Unitholder (as therein defined), as amended and restated as of November 6, 2002, as amended as of May 6, 2004, and as further amended from time to time;

(cc) "**PrimeWest Exchangeable Shareholders**" means the holders of PrimeWest Exchangeable Shares;

(dd) "**PrimeWest Exchangeable Shares**" means the exchangeable shares in the capital of PEI;

(ee) "**PrimeWest Meeting**" means the special meeting of PrimeWest Securityholders to be held to consider the PrimeWest Arrangement Resolution and related matters, and any adjournment thereof;

(ff) "**PrimeWest Securities**" means, collectively, the PrimeWest Units and the PrimeWest Exchangeable Shares;

(gg) "**PrimeWest Securityholders**" means, collectively, the PrimeWest Unitholders and the PrimeWest Exchangeable Shareholders;

(hh) "**PrimeWest Special Units**" means the non-voting Class A Units of PrimeWest;

(ii) "**PrimeWest Unitholders**" means the holders from time to time of one or more PrimeWest Units;

(jj) "**PrimeWest Units**" means the trust units of PrimeWest, as presently constituted, each representing an equal undivided beneficial interest in PrimeWest;

(kk) "**Registrar**" means the Registrar appointed under Section 263 of the ABCA;

(ll) "**Resident**" means a person who is not a Non-Resident;

(mm) "**Securities**" means the PrimeWest Securities and/or Shiningbank Securities, as the case may be;

(nn) "**Securityholders**" means the holders from time to time of PrimeWest Securities and/or Shiningbank Securities, as the case may be;

(oo) "**SEL**" means Shiningbank Energy Ltd., a corporation incorporated under the ABCA;

(pp) "**Shiningbank**" means Shiningbank Energy Income Fund, an open-ended unincorporated investment trust created under the laws of the Province of Alberta;

(qq) "**Shiningbank Arrangement Parties**" means Shiningbank, SEL and Shiningbank ExchangeCo;

(rr) "**Shiningbank Arrangement Resolution**" means the special resolution in respect of the Arrangement to be voted upon by Shiningbank Securityholders at the Shiningbank Meeting;

(ss) "**Shiningbank Assets**" means all of the property, assets and undertaking of Shiningbank of whatsoever nature or kind, present and future, and wheresoever located, including the shares, units, notes, royalties or other interests in the capital of or granted by Shiningbank's direct Subsidiaries and any rights to purchase assets, properties or undertakings of third parties under agreements to purchase that have not yet closed, if any, and whether or not reflected on the books of Shiningbank (other than one (1) PrimeWest Unit), but excluding, in all cases, an amount that Shiningbank may be required to pay to Dissenting Securityholders pursuant to Article 4 hereof;

(tt) "**Shiningbank Assumed Liabilities**" means all of the liabilities and obligations of Shiningbank, whether or not reflected on the books of Shiningbank but excluding, in all cases, an amount that Shiningbank may be required to pay to Dissenting Securityholders pursuant to Article 4 hereof;

(uu) "**Shiningbank Exchangeable Shareholders**" means the holders of Shiningbank Exchangeable Shares;

(vv) "**Shiningbank Exchangeable Shares**" means the non-voting exchangeable shares in the capital of Shiningbank ExchangeCo;

(ww) "**Shiningbank ExchangeCo**" means Shiningbank Holdings Corporation, a corporation incorporated under the ABCA;

(xx) "**Shiningbank ExchangeCo Common Shares**" means the common shares in the capital of Shiningbank ExchangeCo;

(yy) "**Shiningbank Meeting**" means the special meeting of Shiningbank Unitholders and Shiningbank Exchangeable Shareholders to be held to consider the Shiningbank Arrangement Resolution and related matters, and any adjournment thereof;

(zz) "**Shiningbank Office Lease**" means the office lease dated October 25, 2004 between ARCI Ltd. and PCC Properties (Calgary) Ltd., as landlord, and SEL, as tenant, as such office lease was amended by an expansion and amending agreement dated December 14, 2005;

(aaa) "**Shiningbank Securities**" means, collectively, the Shiningbank Units and the Shiningbank Exchangeable Shares;

(bbb) "**Shiningbank Securityholders**" means, collectively, the Shiningbank Unitholders and the Shiningbank Exchangeable Shareholders;

(ccc) "**Shiningbank Trust Indenture**" means the amended and restated trust indenture dated September 6, 2005 between SEL and Computershare Trust Company of Canada, in its capacity as trustee;

(ddd) "**Shiningbank Unitholder**" means a holder of one or more Shiningbank Units;

(eee) "**Shiningbank Unitholder Rights Plan**" means the unitholder rights plan of Shiningbank established pursuant to the Shiningbank Unitholder Rights Plan Agreement;

(fff) "**Shiningbank Unitholder Rights Plan Agreement**" means the amended and restated Unitholder Rights Plan Agreement dated May 16, 2006 among Shiningbank, SEL and Computershare Trust Company of Canada;

(ggg) "**Shiningbank Units**" means the trust units of Shiningbank, as presently constituted;

(hhh) "**Subsidiary**" means, with respect to any Person, a subsidiary (as that term is defined in the ABCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation; and

(iii) "**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time.

1.2 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1 This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, if any, shall become effective on, and be binding on and after, the Effective Time on: (i) PrimeWest Securityholders; (ii) Shiningbank Securityholders; (iii) the PrimeWest Arrangement Parties; (iv) the Shiningbank Arrangement Parties; and (v) MFCorp.

2.3 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein. If no Certificate is required to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, the Arrangement shall become effective on the date the Articles of Arrangement are filed with the Registrar pursuant to subsection 193(10) of the ABCA.

ARTICLE 3
ARRANGEMENT

3.1 Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur, except as otherwise expressly noted, one minute apart and in the following order without any further act or formality:

Termination of Shiningbank Unitholder Rights Plan

(a) the Shiningbank Unitholder Rights Plan shall be terminated and all rights issued thereunder extinguished;

Dissenting Securityholders

(b) the PrimeWest Units held by Dissenting Securityholders shall be deemed to have been transferred to PrimeWest (free of any claims) and shall be cancelled at the Effective Time and such Dissenting Securityholders shall cease to have any rights as PrimeWest Unitholders other than the right to be paid the fair value of their PrimeWest Units in accordance with Article 4;

(c) concurrently with subsection 3.1(b), the PrimeWest Exchangeable Shares held by Dissenting Securityholders shall be deemed to have been transferred to PrimeWest (free of any claims) and shall be cancelled at the Effective Time and such Dissenting Securityholders shall cease to have any rights as PrimeWest Exchangeable Shareholders other than the right to be paid the fair value of their PrimeWest Exchangeable Shares in accordance with Article 4;

(d) concurrently with subsection 3.1(b), the Shiningbank Units held by Dissenting Securityholders shall be deemed to have been transferred to Shiningbank (free of any claims) and shall be cancelled at the Effective Time and such Dissenting Securityholders shall cease to have any rights as Shiningbank Unitholders other than the right to be paid the fair value of their Shiningbank Units in accordance with Article 4;

(e) concurrently with subsection 3.1(b), the Shiningbank Exchangeable Shares held by Dissenting Securityholders shall be deemed to have been transferred to Shiningbank (free of any claims) and shall be cancelled at the Effective Time and such Dissenting Securityholders shall cease to have any rights as Shiningbank Exchangeable Shareholders other than the right to be paid the fair value of their Shiningbank Exchangeable Shares in accordance with Article 4;

Amendments to the Trust Indentures and Other Constating Documents

(f) the PrimeWest Declaration of Trust and other constating documents of the PrimeWest Arrangement Parties shall be amended:

  (i) by creating the PrimeWest Special Units; and

  (ii) otherwise to the extent necessary to facilitate the Arrangement;

(g) the Shiningbank Trust Indenture and other constating documents of the Shiningbank Arrangement Parties shall be amended:

  (i) to enable 99% of the Shiningbank Units held by each Shiningbank Unitholder to be exchanged, as of the Effective Date in accordance with the terms of this Plan of Arrangement, for MFCorp Special Shares on the basis of 0.620 MFCorp Special Shares for each Shiningbank Unit pursuant to subsection 3.1(j) of this Plan of Arrangement;

  (ii) to enable 100% of the Shiningbank Exchangeable Shares held by each Shiningbank Exchangeable Shareholder to be exchanged, as of the Effective Date in accordance with the terms of this Plan of Arrangement, for MFCorp Special Shares on the basis of that number of MFCorp Special Shares equal to the product of 0.620 and the exchange rate of the Shiningbank Exchangeable Shares (expressed as the number of Shiningbank Units

that are issuable as of the Effective Date on the exchange of one (1) Shiningbank Exchangeable Share) for each Shiningbank Exchangeable Share pursuant to subsection 3.1(k) of this Plan of Arrangement;

(iii) to enable 1% of the Shiningbank Units held by each Shiningbank Unitholder to be exchanged, as of the Effective Date in accordance with the terms of this Plan of Arrangement, for PrimeWest Units on the basis of 0.620 PrimeWest Unit for each Shiningbank Unit pursuant to subsection 3.1(l) of this Plan of Arrangement;

(iv) to enable the MFCorp Special Shares received by Shiningbank Securityholders pursuant to subsections 3.1(j) and (k), as applicable, of this Plan of Arrangement to be exchanged, as of the Effective Date in accordance with the terms of this Plan of Arrangement, for PrimeWest Units upon the redemption of the MFCorp Special Shares pursuant to subsection 3.1(o) of this Plan of Arrangement on the basis of one (1) PrimeWest Unit for each MFCorp Special Share; and

(v) otherwise to the extent necessary to facilitate the Arrangement;

Subscription by PrimeWest for Shiningbank Unit

(h) PrimeWest shall subscribe for one (1) Shiningbank Unit in exchange for one (1) PrimeWest Unit;

PrimeWest Purchase of Shiningbank Assets

(i) Shiningbank shall sell, transfer, convey, assign and deliver to PrimeWest, and PrimeWest shall purchase and accept from Shiningbank, all of the Shiningbank Assets and PrimeWest shall: (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the Shiningbank Assumed Liabilities in accordance with their terms; and (ii) issue to Shiningbank 0.6138 (99% of 0.620) PrimeWest Special Units and 0.0062 (1% of 0.620) PrimeWest Units for each Shiningbank Unit outstanding, all pursuant to one or more conveyance agreements between Shiningbank and PrimeWest;

MFCorp Acquisition of Shiningbank Securities

(j) one moment in time following the step in subsection 3.1(i), each Shiningbank Unitholder shall transfer ninety-nine (99%) percent of that holder's Shiningbank Units to MFCorp in exchange for MFCorp Special Shares on the basis of 0.620 MFCorp Special Shares for each Shiningbank Unit transferred;

(k) one moment in time following the step in subsection 3.1(i), each Shiningbank Exchangeable Shareholder shall transfer one hundred (100%) percent of that holder's Shiningbank Exchangeable Shares to MFCorp in exchange for MFCorp Special Shares on the basis of that number of MFCorp Special Shares equal to the product of 0.620 and the exchange rate of the Shiningbank Exchangeable Shares (expressed as the number of Shiningbank Units that are issuable as of the Effective Date on the exchange of one (1) Shiningbank Exchangeable Share) for each Shiningbank Exchangeable Share transferred;

Redemption of Shiningbank Units

(l) one moment in time following the step in subsection 3.1(k), Shiningbank shall redeem all of the issued and outstanding Shiningbank Units (other than the one (1) Shiningbank Unit held by PrimeWest) in exchange for all of the PrimeWest Special Units and PrimeWest Units held by Shiningbank and, upon such redemption the PrimeWest Special Units shall be distributed by Shiningbank to MFCorp on the basis of 0.620 PrimeWest Special Units for each Shiningbank Unit held by MFCorp and the PrimeWest Units shall be distributed to the remaining Shiningbank Unitholders on the basis of 0.620 PrimeWest Units for each Shiningbank Unit held;

PrimeWest Purchase of MFCorp Assets

(m) MFCorp shall sell, transfer, convey, assign and deliver to PrimeWest, and PrimeWest shall purchase and accept from MFCorp, all of the MFCorp Assets and PrimeWest shall (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the MFCorp Assumed Liabilities in accordance with their terms, and (ii) issue to MFCorp an aggregate number of PrimeWest Units equal in number to the number of MFCorp Special Shares outstanding;

(n) PrimeWest shall subscribe for one (1) MFCorp Share for $10.00;

Redemption of MFCorp Special Shares

(o) one moment in time following the step in subsection 3.1(n), MFCorp shall redeem all of the issued and outstanding MFCorp Special Shares in exchange for PrimeWest Units, which shall be distributed to the holders of MFCorp Special Shares on the basis of 1.000 PrimeWest Unit for each 1.000 MFCorp Special Share;

Exchange of Shiningbank ExchangeCo Common Shares and Shiningbank Exchangeable Shares

(p) all of the Shiningbank ExchangeCo Common Shares and Shiningbank Exchangeable Shares held by PrimeWest shall be exchanged with PEI for that number of PEI Common Shares having a value equal to the fair market value of the Shiningbank ExchangeCo Common Shares and Shiningbank Exchangeable Shares so exchanged;

Assignment of Shiningbank Office Lease

(q) SEL shall sell, transfer, convey, assign and deliver to Shiningbank ExchangeCo, and Shiningbank ExchangeCo shall purchase and accept from SEL, all of the right, title and interest of SEL in the Shiningbank Office Lease, and Shiningbank ExchangeCo shall assume and become liable to pay, satisfy, discharge and observe, perform and fulfill all of the obligations of SEL as tenant under the Shiningbank Office Lease in accordance with its terms;

(r) Shiningbank ExchangeCo shall sell, transfer, convey, assign and deliver to PEI, and PEI shall purchase and accept from Shiningbank ExchangeCo, all of the right, title and interest of Shiningbank ExchangeCo in the Shiningbank Office Lease, and PEI shall assume and become liable to pay, satisfy, discharge and observe, perform and fulfill all of the obligations of Shiningbank ExchangeCo as tenant under the Shiningbank Office Lease in accordance with its terms;

Amalgamation of PEI, SEL and Shiningbank ExchangeCo

(s) PEI, SEL and Shiningbank ExchangeCo shall be amalgamated and continued as one corporation, AmalgamationCo, in accordance with the following:

(i) the stated capital of the common shares of PEI, SEL and Shiningbank ExchangeCo shall be reduced, in each case, to $1.00 in aggregate immediately prior to the amalgamation;

(ii) the articles of Amalgamation shall be the same as the articles of PEI and the name of AmalgamationCo shall be "PrimeWest Energy Inc.";

(iii) the shares of SEL and Shiningbank ExchangeCo shall be cancelled without any repayment of capital;

(iv) the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

(v) AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations;

(vi) any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

(vii) any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

(viii) a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against AmalgamationCo;

(ix) the Articles of Amalgamation of AmalgamationCo shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Amalgamation of AmalgamationCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

(x) the by-laws of AmalgamationCo shall be the by-laws of PEI;

(xi) the first directors of AmalgamationCo shall be **Harold P. Milavsky, Barry E. Emes, Harold N. Kvisle, Kent J. MacIntyre, W. Glen Russell, Peter Valentine, David M. Fitzpatrick, Robert B. Hodgins and Warren D. Steckley**; and

(xii) the registered office of AmalgamationCo shall be the registered office of PEI; and

Election of AmalgamationCo Directors

(t) the number of directors of AmalgamationCo shall be increased to nine members and each of **Harold P. Milavsky, Barry E. Emes, Harold N. Kvisle, Kent J. MacIntyre, W. Glen Russell, Peter Valentine, David M. Fitzpatrick, Robert B. Hodgins and Warren D. Steckley** shall be appointed as directors of AmalgamationCo to hold office until the next annual meeting of shareholders of AmalgamationCo.

3.2 The PrimeWest Arranged Parties and Shiningbank Arranged Parties shall make the appropriate entries into their securities registers to reflect the matters referred to under Section 3.1.

3.3 A holder who (a) has exchanged Securities for MFCorp Special Shares under the Arrangement; and (b) is not a Non-Resident; shall be entitled to make an income tax election, pursuant to subsection 85(1) and 85(2) of the Tax Act as applicable (and the analogous provisions of provincial income tax law) with respect to the exchange by the holder of Securities for MFCorp Special Shares by providing two signed copies of the necessary election forms to MFCorp within 90 days following the Effective Date, duly completed with the details of the number and type of Securities transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, the election forms will be signed and returned to such former holders of Securities within 30 days after the receipt thereof by MFCorp for filing with the Canada Revenue Agency (or the applicable provincial taxing authority). MFCorp will not be responsible for the proper completion and filing of any election form and, except for the obligation of MFCorp to so sign and return election forms which are received by MFCorp within 90 days of the Effective Date, MFCorp will not be responsible for any taxes, interest or penalties resulting from the failure by a former holder of MFCorp to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, MFCorp may choose to sign and return an election form received by it more than 90 days following the Effective Date, but MFCorp will have no obligation to do so.

ARTICLE 4
DISSENTING SECURITYHOLDERS

4.1 Each registered holder of PrimeWest Securities and Shiningbank Securities shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Securityholder shall, at the Effective Time, cease to have any rights as a holder of PrimeWest Securities and/or Shiningbank Securities and shall only be entitled to be paid the fair value of the holder's PrimeWest Securities and/or Shiningbank Securities by PrimeWest or Shiningbank, respectively. A Dissenting Securityholder who is paid the fair value of the holder's PrimeWest Securities and/or Shiningbank Securities, shall be deemed to have transferred the holder's PrimeWest Securities and/or Shiningbank Securities, as the case may be, to PrimeWest or Shiningbank, respectively, for cancellation at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA. A Dissenting Securityholder who for any reason is not entitled to be paid the fair value of the holder's PrimeWest Securities and/or Shiningbank Securities shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of PrimeWest Securities and/or Shiningbank Securities notwithstanding the provisions of Section 191 of the ABCA. The fair value of the PrimeWest Securities and/or Shiningbank Securities shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the holders of PrimeWest Securities and/or Shiningbank Securities at the PrimeWest Meeting and the Shiningbank Meeting, respectively; but in no event shall PrimeWest or Shiningbank be required to recognize such Dissenting Securityholder as a securityholder of PrimeWest or Shiningbank after the Effective Time and the name of such holder shall be removed from the applicable register of securityholders as at the Effective Time. For greater certainty, in addition to any other restrictions in section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1 From and after the Effective Time, certificates formerly representing Shiningbank Securities that were exchanged pursuant to Section 3.1 shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Securityholders, other than those Dissenting Securityholders deemed to have participated in the Arrangement pursuant to Section 4.1, to receive the fair value of the Shiningbank Securities represented by such certificates.

5.2 PrimeWest and Shiningbank shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Shiningbank Securities of a duly completed Letter of Transmittal and the certificates representing such Shiningbank Securities, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b) if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder, certificates representing the number of PrimeWest Units to be delivered to such holder under the Arrangement.

5.3 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Shiningbank Securities that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary shall issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of PrimeWest and Shiningbank and their respective transfer agents, which bond is in form and substance satisfactory to each of PrimeWest and Shiningbank and their respective transfer agents, or shall otherwise indemnify PrimeWest and Shiningbank and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4 All distributions made with respect to any PrimeWest Units allotted and issued to former holders of Shiningbank Securities pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions to which such holder, is entitled, net of applicable withholding and other taxes.

5.5 Any certificate formerly representing Shiningbank Securities that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such shares to receive PrimeWest Units. In such case, such PrimeWest Units shall be returned to PrimeWest for cancellation and any distributions in respect of PrimeWest Units shall be returned to PrimeWest.

5.6 No certificates representing fractional PrimeWest Units shall be issued under the Arrangement. In lieu of any fractional trust unit or share, each registered holder of Shiningbank Securities

otherwise entitled to a fractional interest in a PrimeWest Unit, shall receive the nearest whole number of PrimeWest Units (with fractions equal to exactly 0.5 being rounded up).

ARTICLE 6
AMENDMENTS

6.1 PrimeWest, Shiningbank, PEI, SEL and MFCorp may amend this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; (ii) approved by the other parties; (iii) filed with the Court and, if made following the Meetings, approved by the Court; and (iv) communicated to holders of PrimeWest Securities and Shiningbank Securities if and as required by the Court.

6.2 Any amendment to this Plan of Arrangement may be proposed by PrimeWest, Shiningbank, PEI, SEL and MFCorp at any time prior to or at either of the Meetings (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meetings (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3 Any amendment to this Plan of Arrangement that is approved by the Court following the Meetings shall be effective only if it is consented to by each of PrimeWest, Shiningbank, PEI, SEL and MFCorp.

6.4 Any amendment to this Plan of Arrangement may be made prior to or following the Effective Time by PrimeWest, Shiningbank, PEI, SEL and MFCorp, provided that it concerns a matter which, in the reasonable opinion of PrimeWest, Shiningbank, PEI, SEL and MFCorp, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of PrimeWest, Shiningbank, PEI, SEL and MFCorp or any former holder of PrimeWest Securities or Shiningbank Securities.

END